This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on September __, 2023 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No.333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CONFIDENTIAL SUBMISSION ON

FORM F-1

(Amendment No. 1)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LEIZIG THERMAL MANAGEMENT CO., LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands	3585	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3rd Floor, Leizig Industrial Zone,

No. 383, Jiangren 3rd Road,

Renhe Town, Baiyun District,

Guangzhou, People’s Republic of China 510470

Tel: +86 400-838-1990

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 31st Floor,

New York, NY 10036

Tel: (212) 930 9700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Benjamin Tan, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 (212) 930-9700 – telephone (212) 930-9725 – facsimile	David E. Danovitch, Esq. Sullivan & Worcester LLP 1633 Broadway, New York, NY 10019 (212) 660-3060 – telephone (212) 660-3001 – facsimile

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED SEPTEMBER __ , 2023

LEIZIG THERMAL MANAGEMENT CO., LTD.

[●] Ordinary Shares

This is the initial public offering (the “Offering”) of Leizig Thermal Management Co., Ltd., a Cayman Islands exempted company limited by shares, whose principal place of business is in Guangzhou, the People’s Republic of China. We are offering, on a firm commitment basis, [●] ordinary shares, par value $0.001 per share (the “Ordinary Shares”).

No public market currently exists for our Ordinary Shares. We intend to apply for listing on the Nasdaq Capital Market under the symbol “[●]” for the Ordinary Shares we are offering. We expect that the initial public offering price (the “Offering Price”) will be between $[●] and $[●] per Ordinary Share. This Offering is conditioned upon Nasdaq’s approval and there is no guarantee or assurance that the Ordinary Shares will be approved for listing but if our Ordinary Shares are not approved for listing on Nasdaq, we will not consummate this Offering.

Our majority shareholder, Chief Executive Officer and Chairman of the Board of Directors, Mr. Bin Lin currently owns 72% of our outstanding Ordinary Shares. Upon the closing of this Offering, Mr. Lin will beneficially own approximately [●]% of Ordinary Shares (based on the assumed public offering price) (approximately [●]% if the over-allotment is exercised in full). Therefore, we will be, a “controlled company” as defined under the Nasdaq Stock Market Rule 5615(c) and IM-5615-5 as long as Mr. Lin owns and holds more than 50% of our outstanding Ordinary Shares. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

This is an offering of the Ordinary Shares of Leizig Thermal Management Co., Ltd., a Cayman Islands holding company. We were incorporated in the Cayman Islands on May 6, 2022 as a holding company of our business, which is primarily operated through our indirectly wholly-owned PRC subsidiary, Guangzhou Moonger Information Technology Co., Ltd (“Moonger”). Moonger, in turn, is a 92.5% equity interest holder in our PRC subsidiary, Guangzhou Leizig Electro-Mechanical Co., Ltd (“Leizig”) and a 100% equity interest holder in our PRC subsidiary, Guangzhou Boring Ape Information Technology Co., Ltd (“GZ Boring Ape”). Leizig Thermal Management Co., Ltd. is a not a Chinese operating company but a Cayman Islands holding company with operations conducted by certain of our indirectly wholly-owned PRC subsidiaries, Guangzhou Moonger Information Technology Co., Ltd, Guangzhou Leizig Electro-Mechanical Co., Ltd and Guangzhou Boring Ape Information Technology Co., Ltd.

References to “we,” “us,” “our company,” “our,” and “the Company” are to Leizig Thermal Management Co., Ltd, our Cayman Islands holding company. Our Hong Kong subsidiary, Leyon Investment (HK) Limited, will be referred to by either its full name or “Leyon”. Our indirect PRC subsidiaries, Guangzhou Moonger Information Technology Co., Ltd, Guangzhou Leizig Electro-Mechanical Co., Ltd and Guangzhou Boring Ape Information Technology Co., Ltd may each be referred to by their full name or by Moonger, Leizig and GZ Boring Ape, respectively.

ii

As of the date hereof, we are authorized to issue 50,000,000 Ordinary Shares of a single class with par value of $0.001 per share, and we have [●] Ordinary Shares issued and outstanding.

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, as amended, and, as such, are eligible for reduced public company reporting requirements. Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 24.

Total
		Per Share		No Exercise		Full Exercise
Public offering price	$	[●]	$	[●]	$	[●]
Underwriting discounts and commissions to be paid by us(1)	$	[●]	$	[●]	$	[●]
Proceeds, before expenses, to us(1)(2)	$	[●]	$	[●]	$	[●]

(1)	In addition to the underwriting discount, we will also reimburse Univest Securities, LLC, the representative of the underwriters (the “Representative”), for its non-accountable expenses of one percent (1%) of the gross proceeds of the Offering and accountable out-of-pocket expenses not to exceed $250,000. We have agreed to sell to the Representative warrants in an amount equal to 5% of the aggregate number of Ordinary Shares sold by us in this Offering (the “Representative’s Warrants”) (including over-allotment shares) at a price equal to 110% of the initial public offering price of our Ordinary Shares offered hereby. See “Underwriting” in this prospectus for more information regarding our arrangements with the underwriters.
(2)	The total estimated expenses related to this Offering are set forth in the section entitled “Fees, Commission and Expense Reimbursement.”

The Representative may also exercise its option to purchase up to [●] additional Ordinary Shares (15% of the total number of Ordinary Shares to be offered by us in this Offering) at the initial public offering price per share, less underwriting discounts and commissions, for 45 days after the date of this prospectus solely to cover over-allotments, if any. If the Representative exercises this option in full, the total underwriting discounts and commissions will be $[●] and the additional proceeds to us, before expenses, from the over-allotment option exercise will be $[●].

The Representative expects to deliver the Ordinary Shares against payment on or about [●], 2023.

We are subject to certain legal and operational risks associated with having substantially all business operations in the People’s Republic of China, including changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, results of operations and the market price of the Ordinary Shares. Such changes could significantly limit or completely hinder our ability to offer or continue to offer securities to investor and could cause the value of offered securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes modified, and there is a degree of uncertainty as to what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the daily business operation of Guangzhou Moonger Information Technology Co., Ltd and its subsidiaries and Leizig Thermal Management Co., Ltd.’s ability to accept foreign investments and list on an U.S. or other foreign exchange. These risks may cause significant depreciation of the value of our Ordinary Shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. See “Risk Factors — Risks Related to Doing Business in the People’s Republic China” beginning on page 35.

iii

As of the date of this prospectus, no currently effective laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission, or the CSRC, or any other PRC governmental authorities for our overseas listing plan, nor have we received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On February 17, 2023, the CSRC announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing By Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing.

We would not be classified as an existing enterprise, and according to the Trial Measures, we shall complete the filing with the CSRC in accordance with the Trial Measures. In sum, we are subject to the filing requirements of the CSRC for this Offering under the Trial Measures. We have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to this Offering, but we cannot be sure that we will be able to complete such filings. Any failure or perceived failure of us to fully comply with such new regulatory requirements may limit or hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in China — The filing of the CSRC shall be required under PRC law in connection with our issuance of securities overseas, and we cannot predict whether or for how long we will be able to complete such filing” on page 42.

iv

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The PRC government also initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main the legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China (“CAC”), Ministry of Industry and Information Technology (“MIIT”), and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation (“SAMR”), have enforced data privacy and protection laws and regulations with evolving interpretations.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the CAC and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services that do or may affect national security.

On December 28, 2021, the State Internet Information Office and 12 other PRC regulatory authorities issued the revised Measures of Cybersecurity Review, which became effective on February 15, 2022. The Measures of Cybersecurity Review requires (i) the purchase of cyber products and services by critical information infrastructure operators (the “CIIOs”) and the network platform operators (the “Network Platform Operators”) which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the Network Platform Operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. It also demonstrates a cybersecurity review shall focus on assessing the following national security risk factors for the relevant targets or situations: (i) the risks of illegal control of, interference in, or destruction of critical information infrastructure arising from the use of the products and services; (ii) the harm to the business continuity of key information infrastructure caused by the interruption of the supply of the products and services; (iii) the security, openness, transparency, diversity of sources of products and services, reliability of supply channels, and the risks of supply disruption caused by political, diplomatic, and trade factors; (iv) the compliance by product and service providers with Chinese laws, administrative regulations, and departmental rules; (v) the risks of core data, important data, or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transferred to another country or jurisdiction; (vi) there are risks when an initial public offering is launched that key information infrastructure, core data, important data, or a large amount of personal information are influenced, controlled, or maliciously used by a foreign government and that network information security is endangered; and (vii) other factors that may endanger the security of key information infrastructure, cybersecurity, and data security.

v

We will not be subject to the cybersecurity review by the CAC for this Offering, given that: (i) using our products and services do not require providing users’ personal information; (ii) we possess minimum amount, if not none of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus we may not be classified as a CIIO by the authorities. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face risks as to whether any clearance or other required actions can be timely completed, or at all. Given such risks, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

We believe that we have been in compliance with the data privacy and personal information requirements of the CAC. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company in connection with the Company’s or its subsidiaries’ operations. The Company is currently not required to obtain regulatory approval from the CAC nor any other PRC authorities for its and its subsidiaries’ operations.

As of the date of this prospectus, our Company and our subsidiaries have not received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, the filing with the CSRC is required in connection with this Offering, and we have submitted the filing application but cannot predict whether we will be able to obtain the filing notice.

vi

For more details, see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.”

Our Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCA Act. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCA Act. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the mainland China or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the CSRC and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

vii

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess WWC, P.C.’s compliance with applicable professional standards. WWC P.C. is headquartered in San Mateo, CA with branches and offices in Hong Kong and China and has been inspected by the PCAOB on a regular basis, with the last inspection in November 2021 and it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of the PRC, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. If our Ordinary Shares are prohibited from being traded on a national securities exchange or over-the counter under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor, which has a presence in China, at such future time, Nasdaq may determine to delist our Ordinary Shares. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. See “Risk Factors — Risks Related to Doing Business in the PRC— The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our future offerings, business operations share price and reputation” on page 45. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering. Despite that we have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection, there are still risks to the Company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. Such risks include but not limited to that trading in our securities may be prohibited under the HFCA Act and as a result an exchange may determine to delist our securities.

We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the March 2021 interim final amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, trading in our securities may be prohibited and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Although we are headquartered in the PRC, we do not use variable interest entities in our corporate structure. We, through our indirect wholly owned subsidiary, Guangzhou Moonger Information Technology Co., Ltd and majority-owned subsidiary, Guangzhou Leizig Electro-Mechanical Co., Ltd, manufacture and sell cabinet environmental controls, which include and are not limited to, industrial cabinet ventilation, refrigeration, dehumidification, heat exchange, heating, lighting and environmental monitoring systems.

viii

During the normal courses of our business, cash may be transferred between our companies via wire transfer to and from bank accounts to pay certain business expenses, as loans or capital contribution. Cash is maintained by our operating subsidiary, Guangzhou Moonger Information Technology Co., Ltd. (“Moonger”), in three separate Renminbi bank accounts in the People’s Republic of China. Moonger’s majority-owned subsidiary Guangzhou Leizig Electro-Mechanical Co., Ltd (“Leizig”) and Moonger’s wholly-owned subsidiary, Guangzhou Boring Ape Information Technology Co., Ltd. (“GZ Boring Ape”) in turn, have 10 and one separate Renminbi bank accounts respectively in the People’s Republic of China.

Because Leizig Thermal Management Co., Ltd. was recently incorporated, there has not been, to date, any transfers, dividends, or distributions between the holding company, Leizig Thermal Management Co., Ltd., its subsidiaries, or to its investors.

As a holding company, Leizig Thermal Management Co., Ltd. may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, our Company and our subsidiaries have not distributed any earnings, nor do they have any plan to distribute earnings in the foreseeable future. In the future, cash proceeds raised from overseas financing activities, including this Offering, may be transferred by us to our subsidiaries via capital contribution or shareholder loans, as the case may be. See “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries” beginning on page 17. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. These reserves are not distributable as cash dividends. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Leizig Thermal Management Co., Ltd. To date, there have not been any such dividends or other distributions from our Chinese subsidiaries to our subsidiary located outside of China. In addition, as of the date of this prospectus, none of our subsidiaries has issued any dividends or distributions to Leizig Thermal Management Co., Ltd. or its shareholders. Furthermore, as of the date of this prospectus, neither Leizig Thermal Management Co., Ltd. nor any of its subsidiaries have paid dividends or made distributions to their respective shareholders. Leizig Thermal Management Co., Ltd. is permitted under PRC laws and regulations as an offshore holding company to provide funding to its PRC subsidiaries in China through shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements. According to the relevant PRC regulations on foreign-invested enterprises in China, there are no quantity limits on Leizig Thermal Management Co., Ltd. ‘s ability to make capital contributions to its PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities, including this Offering, may continue to be transferred by Leizig Thermal Management Co., Ltd. to the PRC subsidiaries via capital contribution or shareholder loans, as the case may be. We intend to retain most, if not all, of our available funds and any future earnings after this Offering to the development and growth of our business in the People’s Republic of China. We do not expect to pay dividends in the foreseeable future. Our management monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will enter into an intercompany loan for the subsidiary. See “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries” beginning on page 17.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus does not constitute, and there will not be, an offering of securities to the public in the Cayman Islands.

Univest Securities, LLC

The date of this prospectus is _____________, 2023.

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ABOUT THE PROSPECTUS

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares.

Neither we nor the underwriters have taken any action that would permit a public offering of the Ordinary Shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Ordinary Shares and the distribution of the prospectus outside the United States.

We obtained the statistical data, market data and other industry data and forecasts described in this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus.

We were incorporated under the laws of the Cayman Islands as an exempted company established under the Companies Act (Revised) of the Cayman Islands with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934 (the “Exchange Act”).

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COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Amended Memorandum and Articles” are to our memorandum and articles to be in effect on or before the effectiveness of this registration statement;

●	“Companies Act” is to the Companies Act (Revised) of the Cayman Islands (as amended) as the same may be amended from time to time;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this prospectus only. All the legal and operational risks associated with having operations in the PRC also apply to operations in Hong Kong and Macau;

●	“GZ Boring Ape” is to Guangzhou Boring Ape Information Technology Co., Ltd, our indirect wholly-owned subsidiary incorporated in PRC on June 25, 2013;

●	“Leizig” is to Guangzhou Leizig Electro-Mechanical Co., Ltd, our indirect wholly-owned subsidiary incorporated in PRC on May 19, 2009;

●	“Leyon” is to Leyon Investment (HK) Limited, our wholly-owned subsidiary incorporated in Hong Kong on December 7, 2022;

●	“Moonger” is to Guangzhou Moonger Information Technology Co., Ltd, our indirect wholly-owned subsidiary incorporated in the PRC on September 11, 2012;

●	“PRC subsidiaries” are to each of GZ Boring Ape, Leizig and Moonger;

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of Leizig Thermal Management Co., Ltd., par value $0.001 per share;

●	“subsidiaries” are Leyon, Moonger, Leizig and GZ Boring Ape, collectively and “subsidiary” refers to any one of them as the context applies;

●	“we,” “us,” “our company,” “our,” and “the Company” are to Leizig Thermal Management Co., Ltd.;

●	All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China;

●	All references to “U.S. dollars,” “dollars,” “USD”, “US$” or “$” are to the legal currency of the United States.

Our business is conducted by our direct majority-owned entity in the PRC, using RMB, the currency of the People’s Republic of China. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our unaudited condensed consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

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This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Period Ended RMB: USD exchange rate	6.8972	6.3726
Period Average RMB: USD exchange rate	6.7290	6.4508

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Bin Lin,” even though, in Chinese, Mr. Lin’s name is presented as “Lin Bin.”

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. Except where otherwise stated, all Ordinary Share accounts provided herein are on a pre-share-increase basis.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry, our market share and the markets that we serve is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts) and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets that we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any such information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third-parties and by us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements related to future events, business strategy, future performance, future operations, backlog, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions or their negative. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on management’s belief, based on currently available information, as to the outcome and timing of future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed in such forward-looking statements. When evaluating forward-looking statements, you should consider the risk factors and other cautionary statements described in “Risk Factors.” We believe the expectations reflected in the forward-looking statements contained in this prospectus are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking statements should not be unduly relied upon.

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Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to:

●	the effect of economic conditions in the industries and markets in which our businesses operate in the People’s Republic of China and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction, the impact of weather conditions, pandemic health issues (including the coronavirus disease (“COVID-19”) and its effects, among other things, on production and on global supply, demand, and distribution disruptions as the outbreak continues and results in an increasingly prolonged period of travel, commercial and/or other similar restrictions and limitations), natural disasters and the financial condition of our customers and suppliers;
●	challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services;
●	future levels of indebtedness, capital spending and research and development spending;
●	future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure and credit ratings;
●	delays and disruption in the delivery of materials and services from suppliers;
●	cost reduction efforts and restructuring costs and savings and other consequences thereof;
●	new business and investment opportunities;
●	risks resulting from a less diversified business model and balance of operations across product lines, regions and industries due to the separation;
●	the outcome of legal proceedings, investigations and other contingencies;
●	the effect of changes in political conditions in the U.S. and other countries, like the People’s Republic of China in which our businesses operate, including the effect of changes in U.S. trade policies, on general market conditions, global trade policies and currency exchange rates in the near term and beyond;
●	the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the People’ Republic of China and other countries in which our businesses operate;
●	our ability to retain and hire key personnel; and
●	the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses into existing businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs.

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. Our future results will depend upon various other risks and uncertainties, including those described in “Risk Factors.” All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise.

Cautionary Statement Regarding Doing Business in China

We are subject to certain legal and operational risks associated with being based in the People’s Republic of China. PRC laws and regulations governing our current business operations are sometimes modified, and as a result it may result in material changes in our operations, affect our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

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As of the date of this prospectus, we have not received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On February 17, 2023, the CSRC announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing By Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing.

We would not be classified as an existing enterprise, and according to the Trial Measures, we shall complete the filing with the CSRC in accordance with the Trial Measures. In sum, we are subject to the filing requirements of the CSRC for this Offering under the Trial Measures. We have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to this Offering, but we cannot be sure that we will be able to complete such filings. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in China — The filing of the CSRC shall be required under PRC law in connection with our issuance of securities overseas, and we cannot predict whether or for how long we will be able to complete such filing” on page 42.

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The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The PRC government also initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws.

PRC regulators, including the CAC, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with evolving interpretations.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the CAC and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which were amended on December 28, 2021 and became effective in February 2022. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

On December 28, 2021, the State Internet Information Office and 12 other PRC regulatory authorities issued revised the Measures of Cybersecurity Review, which became effective on February 15, 2022. The Measures of Cybersecurity Review requires operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review.

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On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which will take effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face risks as to whether such clearance can be timely obtained, or at all.

Given that: (i) using our products and services do not require providing users’ personal information; (ii) we possess minimum amount, if not none of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face risks as to whether any clearance or other required actions can be timely completed, or at all. Given such risks, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

We believe that we have been in compliance with the data privacy and personal information requirements of the CAC. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company or any of our subsidiaries in connection with the Company’s or its subsidiaries’ operations. The Company is currently not required to obtain regulatory approval from the CAC nor any other PRC authorities for its and its subsidiaries’ operations in the People’s Republic of China.

As of the date of this prospectus, our Company and our subsidiaries have not received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the China Securities Regulatory Commission or any other PRC governmental authorities. For more details, see “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations”.

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It is uncertain what the potential impact future modification or promulgation of new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

Cautionary Statement Regarding Holding Foreign Companies Accountable Act

Holding Foreign Companies Accountable Act (the “HFCA Act”)

Our Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCA Act. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCA Act. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in mainland China or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess WWC, P.C.’s compliance with applicable professional standards. WWC P.C. is headquartered in San Mateo, CA with branches and offices in China and Hong Kong and has been inspected by the PCAOB on a regular basis, with the last inspection in November 2021 and it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of the PRC, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. If our Ordinary Shares are prohibited from being traded on a national securities exchange or over-the counter under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor, which has a presence in China, at such future time, Nasdaq may determine to delist our Ordinary Shares. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. See “Risk Factors — Risks Related to Doing Business in the PRC— The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our future offerings, business operations share price and reputation” on page 45. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering. Despite the fact that we have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection, there are still risks to the Company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. Such risks include but not limited to that trading in our securities may be prohibited under the HFCA Act and as a result an exchange may determine to delist our securities.

We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the March 2021 interim final amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the March 2021 interim final amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, trading in our securities may be prohibited and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China— The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our future offerings, business operations share price and reputation” on page 45.

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Cautionary Statement About Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Because we are a Cayman Islands-incorporated company and conduct all of our operations in the People’s Republic of China, most of our directors and executive officers reside within the People’s Republic of China, and most of the assets of these persons and substantially all our assets are located within the People’s Republic of China, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman or the People’s Republic of China based on U.S. or other foreign laws against us, our management or the experts named in the prospectus. You may also face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

Our corporate affairs will be governed by our Amended Memorandum and Articles, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and by the Companies Act. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our Ordinary Shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company and whose management, directors and/or major shareholders were also incorporated, resident, or otherwise established in a United States jurisdiction. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “DESCRIPTION OF ORDINARY SHARES – Material Differences in Cayman Islands Law and our Memorandum and Articles of Association and Delaware Law”.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Overview

We are a Cayman Islands company incorporated on May 6, 2022 as a holding company of our business, which is primarily operated through our indirectly wholly-owned PRC subsidiary, Moonger, which holds 92.5% and 100% of equity interest in our PRC subsidiaries, Leizig and GZ Boring Ape, respectively.

Moonger was incorporated in the People’s Republic of China on September 11, 2012 with a registered and paid-in capital of RMB 500,000 (approximately, $72,493). In April 2023, Moonger held a shareholders’ meeting and passed a resolution, agreeing to increase the capital of Moonger to RMB 11,235,955.07 (approximately, $1,629,060) and in May 2023, Moonger was converted into a Wholly-Foreign Owned Entity (“WFOE”) with the inclusion of a non-PRC shareholder, Leyon as its sole shareholder. We, Leizig Thermal Management Co., Ltd., are the parent of Leyon.

Based in Guangzhou, the People’s Republic of China, Leizig is a manufacturer of enclosure climate controls, with a focus on industrial cabinet ventilation, refrigeration, dehumidification, heat exchange, heating, lighting and environmental monitors. Moonger is mainly engaged in software development and providing software and information technology services, and it holds equity interest in our PRC subsidiaries. GZ Boring Ape focuses on software development.

Moonger’s and Leizig’s products fall into the following broad categories:

●	Encloser Cooler, i.e. cooler products with metal housing and with completely external mounting installation with recessed mounting and boltless installation,
●	Heat Exchanger, i.e. cooler products involving completely independent internal air circuit from the external air circuit to ensure clean air in the control cabinet,
●	Enclosure Ventilation, i.e. industrial enclosure side-mounted filter fan which boast an ultra-thin design and can be installed without screws,
●	Cabinet Heater, i.e. compact device used to prevent electrical cabinets from condensing and frosting over by controlling the fan, and
●	Enclosure Lights and Monitor, i.e. integrated lampshade, spare plug, door switch and lamp.

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Our Vision

Our vision is to be a leading manufacturer of enclosure climate controls and achieve international leadership position in:

●	Manufacturing and marketing quality enclosure climate control products and providing supporting after-sales services in selected markets worldwide;

●	Offering responsive and dynamic customer service;

●	Researching and developing technologies in the enclosure climate control products and services industry; and

●	Providing a working environment conducive to fostering the personal growth and development of each employee with an emphasis on skills, diversity and equal opportunity.

Our Values

Our core values are:

●	Customer satisfaction is the foundation of our business;

●	Through innovation, we aim to be efficient in all aspects of operations and in all business sectors that we operate in;

●	Our people are our principal asset. Our system of values focuses on individuals operating as a team. We are committed to our employees and recognize and respect their rights and individuality;

●	We see the world with inquisitive eyes and constantly challenge ourselves to improve;

●	We are a good corporate citizen and it is our duty to comply with the laws and regulations in all the countries we operate in.

Competitive Strengths

We believe that the following strengths have contributed to our success and are differentiating factors that set us apart from our peers.

1. Quality customer base and efficient customer services

Through years of market development and business cooperation, Leizig and Moonger accumulated a number of stable and large customers. These customers are not only an important source of business to them but are also influential as they are expanding their influence in downstream sectors and strengthening their brand.

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We pride ourselves in our customer service. Leizig and Moonger have established a standard protocol for sales staff to visit customers on a regular basis to fully understand our customers’ needs and improve our products and services. We have established offices in Beijing, Chongqing, Shanghai, Guangzhou, Wuhan and other places to be geographical proximate to our customers in order to solve any problems expeditiously. In the past two years, Leizig and Moonger’s customer satisfaction surveys showed a satisfaction rate of 85% to 90%. Although they have received high marks, we believe that there is still room for improvement which we shall strive to achieve.

2. A Reliable Pool of Suppliers

Most of the main raw materials and components used in the production of Leizig and Moonger’s products come from well-known brands. They integrate components from industry-leading companies into their products to ensure longevity and reliable operation. They continually strive to improve on the quality of their raw materials and components and over the years, have developed a reliable upstream and downstream supply/customer chain.

3. Quality Products

Leizig and Moonger pay particular attention to product quality control. They have formulated a series of quality control systems covering procurement, production and research and development, and have established a Quality Department to enforce these systems.

In order to ensure product quality, each new product developed needs to be tested thoroughly. During production, multiple points of inspection are carried out to assure that each process is carried out in accordance with the production plan and upon completion, a final inspection of the product is carried out before it is put in storage. Leizig and Moonger tie an aspect of our employees’ job performance assessment with the performance of our products. Our products are UL1, CE2 and RoHS3 certified.

Threats and Challenges

1. We face challenges with hiring and retaining talent

One of the keys to attracting and retaining customers is our ability to comprehend our customers’ needs and the corresponding technicalities in downstream industries. For that, we need a very specific pool of technical talent to work as liaison between our customers and our research and development (“R&D”) teams. We are also in need of refrigeration industry experts which would include engineers, managerial talent and marketing talent. Because of the specific nature of the industry we are in, such talent is limited and we face challenges in hiring and retaining such talent.

2. Small scale of capital and limited influence in the international market

We may not have resources or financial capabilities of our other larger competitors and this has constrained our product offerings and limited our expansion. From the perspective of international competitiveness, we are gradually expanding into overseas markets through various methods such as exhibiting in the PRC and abroad, setting up overseas branches, and marketing to existing international customers, all of which require time and capital. We did not generate any material income from overseas clients for the year ended December 31, 2022. In our endeavors to expand into the international market, we have generated revenue of approximately $27,158 from overseas clients for the six months ended June 30, 2023.

1 Underwriters Laboratories (“UL”) — This certification verifies that the products meet (1) safety requirements (i.e., products will not cause casualty, fire or shock), (2) performance requirements, (3) regulatory codes, and (4) other standards. Items bearing the UL mark should state whether or not they are appropriate to be operated in Wet or Dry locations.

2 European Commission (“CE”) — This certifies that the products have met EU health, safety and environmental requirements that ensure consumer and workplace safety.

3 Restriction of Hazardous Substances Directive (“RoHS”) — This is a comprehensive piece of legislation, meant to restrict the concentration of hazardous substances (i.e., cadmium, lead, mercury, hexavalent chromium, brominated flame retardant groups Polybrominated biphenyl (“PBBs”) and Polybrominated Diphenyl Ethers (“PDBEs”), and toxic phthalates such as Bis(2-ethylhexyl), Butyl benzyl, Dibutyl, and Diisobutyl) present in electronic and electrical equipment.

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3. Macroeconomic and downstream industry fluctuations affect the Company’s performance

Leizig and Moonger are mainly engaged in research and development, production and sales of industrial climate control equipment. Their current products are mainly applied to: computer numerical control (“CNC”) intelligent equipment, electronics devices, wind power equipment, and other industrial equipment that are widely used in major industrial sectors in China. With the continuous expansion of China’s economic scale and increasingly complex international trade environment, China’s economic growth rate has been facing new challenges. China’s economic structure optimization and industrial upgrading will become the new normal of China’s future economic development. The fluctuations in China’s macro economy have impacted the overall socio-economic activities and will also affect the demand of the Company’s downstream industries, which may affect the Company’s operation and, in turn, the Company’s profitability.

Coronavirus (COVID-19) Update

The world has experienced a global pandemic of a novel strain of coronavirus (COVID-19) and its various strains. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for most of the past three years. Our business, results of operations, and financial condition were adversely affected by the pandemic. Any further impact to our results of operations, however, will depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

Our results of operations were negatively affected by the COVID-19 pandemic in the first half of 2020 until late 2022. The severity of the COVID-19 pandemic resulted in lockdowns, travel restrictions and quarantines imposed by the PRC government. We have been adversely affected by the foregoing measures and experienced disruption to our business operations, such as temporary closure of our offices and suspension of productions and operations, temporary suspension of all in-person consultations, marketing, and advertising activities, temporary closure of office facilities and shortage of human resources. These measures have since abated and our operations have resumed.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time. For a detailed description of the risks associated with the novel coronavirus, see “Risk Factors—Risks Related to Our Business and Industry — Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected”.

Summary of Significant Risk Factors

An investment in our Ordinary Shares involves a number of risks. You should carefully read and consider all of the information contained in this prospectus (including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto) before making an investment decision. These risks could adversely affect our business, financial condition and results of operations, and cause the trading price of our Ordinary Shares to decline. You could lose part or all of your investment. In reviewing this prospectus, you should bear in mind that past results are no guarantee of future performance. See “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of forward-looking statements, and the significance of forward-looking statements in the context of this prospectus.

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The following is a summary of our most significant risk factors:

Risks Related to Our Business and Industry

●	We are party to joint ventures and other strategic relationships, which may expose us to different legal and regulatory risks.

●	Our profitability and operating performance may be greatly adversely affected if our customers in the downstream industries are severely affected by an extreme market fluctuation because companies in the downstream industries represent a large portion of the end users of our products.

●	We depend on our intellectual property and have access to certain intellectual property and information of our customers and suppliers. Infringement of or the failure to protect that intellectual property could adversely affect our future growth and success.

●	We use a variety of raw materials, supplier-provided parts, and third-party service providers in our business. The ability of suppliers to deliver parts, components and manufacturing equipment to our manufacturing facilities, and our ability to manufacture without disruption, could affect our business performance. Significant shortages, supplier capacity constraints or production disruptions, price increases, or tariffs could increase our operating costs and adversely impact the competitive positions of our products.

●	We design, manufacture and service products that incorporate technologies applicable to industrial cooling equipment. The introduction of new products and technologies involves risks, and we may not realize the degree or timing of benefits initially anticipated.

●	Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.

●	We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

●	Our significant shareholders have considerable influence over our corporate matters.

●	Our significant shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Ordinary Shares.

Risks Related to Doing Business in China

●	Leizig Thermal Management Co., Ltd. is a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.

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●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

●	We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection in the PRC, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

●

Substantially all of our PRC operating entities’ operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence the PRC operating entities’ operations at any time with little advance notice, which are beyond our control. Therefore, such action may adversely affect our or the PRC operating entities’ operations and could completely limit or hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

●	The filing with CSRC is required under PRC law in connection with our issuance of securities overseas, and we cannot predict whether or for how long we will be able to complete such filing.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our future offerings, business operations share price and reputation.

●	The current tension in international trade may adversely impact our business, financial condition, and results of operations.

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Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares

●	We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

●	We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

●	The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	Because we do not expect to pay dividends in the foreseeable future after this Offering, you must rely on price appreciation of the Ordinary Shares for return on your investment.

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List of Approvals/Permits

Neither we or our subsidiaries are covered by permissions requirements from the CSRC, CAC or any other governmental agency. We have and our subsidiaries have received all requisite permissions or approvals and no permissions or approvals had been denied. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Approval	Recipient	Issuing body	Issuing Date	Expiration Date	Address	Business Scope
Business License	Moonger	Guangzhou Municipal Market Supervision Administration	May 29, 2023	Indefinite Period	3rd Floor, Lezike Industrial Park, No. 383 Jiangrensan Road, Renhe Town, Baiyun District, Guangzhou	Information system integration service; wholesale trade of goods (excluding goods subject to licensing approval); retail trade of goods (excluding goods subject to licensing approval); import and export of goods (excluding goods subject to monopoly and special control); import and export of technologies; and computer technology development and technology service
Business License	Leizig	Guangzhou Municipal Market Supervision Administration	December 26, 2017	August 5, 2033	Lezike Industrial Park, No. 383 Jiangrensan Road, Renhe Town, Baiyun District, Guangzhou	Manufacture of refrigeration and air-conditioning equipment; commission agent; wholesale of electric equipment; operation of non-licensing medical devices; development and production of software products
Business License	GZ Boring Ape	Guangzhou Huangpu District Market Supervision Administration	October 21, 2022	Indefinite Period	Room 205, Building 7, 46 Xinye Road, Huangpu District, Guangzhou	Information system operation and maintenance service; software development; data processing and storage support service; information technology consulting service; network technology service; computer system service; information system integration service; integrated circuit design; advertising design and agency; advertisement release (other than radio stations, TV stations, newspaper or periodical publishers); internet sale (excluding the sale of commodities subject to licensing); sale of household appliances; trade brokerage

If we or our subsidiaries: (i) do not maintain or renew such permissions or approvals, or (ii) applicable laws, regulations, or interpretations change and we and/or our subsidiaries are required to obtain additional permissions or approvals in the future, we may be subject to fines, confiscating of our and/or our subsidiaries’ income, revoking of our or our subsidiaries’ business licenses or operating licenses. Any of these actions could cause significant disruption to our or our subsidiaries’ business operations and severely damage our or our subsidiaries’ reputation, which would in turn materially and adversely affect our or our subsidiaries’ business, financial condition and results of operations.

Transfers of Cash to and from Our Subsidiaries

For the Fiscal Year Ended December 31, 2022
No.	Transfer From	Transfer To	Approximate Value ($)	Purpose
1	Leizig	GZ Boring Ape	635,797	As a loan to pay for expenses incurred by operating activities of GZ Boring Ape
2	GZ Boring Ape	Leizig	295,167	Repayment of the loan from Leizig
3	Moonger	Leizig	401,278	As a loan to pay for purchasing raw materials from 3rd parties of Leizig
4	Leizig	Moonger	401,278	Repayment of the loan from Moonger
5	Leizig	Moonger	326,967	As a loan to pay for expenses incurred by operating activities of Moonger
6	Moonger	Leizig	326,967	Repayment of the loan from Leizig
7	Leizig	Moonger	301,221	Payment for purchasing products from Moonger
8	GZ Boring Ape	Moonger	2,972	Payment for purchasing software from GZ Boring Ape
9	GZ Boring Ape	Moonger	445,864	As a loan to pay for expenses incurred by operating activities of Moonger
10	Moonger	GZ Boring Ape	222,932	Repayment of the loan from GZ Boring Ape

For the Fiscal Year Ended December 31, 2021
No.	Transfer From	Transfer To	Approximate Value ($)	Purpose
1	Leizig	GZ Boring Ape	381,830	As a loan to pay for expenses incurred by operating activities of GZ Boring Ape
2	GZ Boring Ape	Leizig	614,570	Repayment of the loan from Leizig
3	Leizig	Moonger	2,009,869	Payment for purchasing products from Moonger
4	Moonger	Leizig	15,504	Sales return for selling product to Leizig
5	Moonger	GZ Boring Ape	7,256	Payment for purchasing products from GZ Boring Ape

Our Corporate Structure

We are a Cayman Islands company incorporated on May 6, 2022 as a holding company of our business, which is primarily operated through our indirectly wholly-owned PRC subsidiary, Moonger, which holds 92.5% and 100% of equity interest in our PRC subsidiaries, Leizig and GZ Boring Ape, respectively.

Leizig, as a Sino-foreign joint venture, is held jointly by a Canadian individual, Ronald Men Dung Lam and Moonger in the proportion of 7.5% and 92.5%, respectively. A “Sino-foreign joint venture” designates a company having mixed capital between one or more foreign and Chinese investors. The investors share in the profits, risks and losses in proportion to their respective registered capital contributions. Leizig’s organ of authority is its board of directors, which decides on all major issues concerning the company, including its development plans, proposals for production and business operations, budget for revenues and expenditures, distribution of profits, labor and wages, termination of business activities and appointment or employment of its general manager, deputy general managers, chief engineer, chief accountant and their respective powers and authorities. Lezig’s supervisor, Mr. Lam is appointed by the shareholders for a term of three years from November 30, 2020. In matters requiring shareholder approval, Mr. Lam and Moonger shall vote according to their respective shares. Practically, Moonger, with its super-majority stake in Leizig, controls the management and operation of Leizig. Mr. Lam serves as a supervisor at Lezig but does not hold any position in Leizig Thermal Management Co., Ltd.

The following diagram illustrates our corporate structure as of the date of this prospectus and on completion of the Offering. For more detail on our corporate history please refer to “Our Corporate History and Structure” appearing on page 96 of this prospectus.

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Pre-Offering

The company’s shareholding structure is shown in the following figure:

*Leizig Thermal Management Co., Ltd. is the holding company and registrant.

** Guangzhou Moonger Information Technology Co., Ltd., Guangzhou Leizig Electro-Mechanical Co., Ltd, and Guangzhou Boring Ape Information Technology Co., Ltd. are our operating companies.

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Post-Offering

Bin Lin (72%)
Yun Yang (9%)
Shiqian Zhang (9%)
Yujing Chen (7%)
Yinzhao Chen (3%)
Shiming Xu (100%)
Leizig Investment Limited, a British Virgin Islands company ( %)
Bravo Future Ltd, a United Kingdom company ( %)
IPO Shareholders ( %)
LEIZIG THERMAL MANAGEMENT CO., LTD *, a Cayman Islands company
100%
Leyon Investment (HK) Limited, a Hong Kong company
Non-PRC
100%
PRC
Guangzhou Moonger Information Technology Co., Ltd **, a PRC company
100%
92.5%
Ronald Men Dung Lam
7.5%
Guangzhou Leizig Electro-Mechanical Co., Ltd**, a Sino-foreign joint venture
Guangzhou Boring Ape Information Technology Co., Ltd. **

* Leizig Thermal Management Co. Ltd. is the holding company and registrant.

** Guangzhou Moonger Information Technology Co., Ltd., Guangzhou Leizig Electro-Mechanical Co., Ltd, and Guangzhou Boring Ape Information Technology Co., Ltd. are our operating companies.

Corporate Information

Our principal executive office is located at 3rd Floor, Leizig Industrial Zone, No. 383, Jiangren 3rd Road, Renhe Town, Baiyun District, Guangzhou, People’s Republic of China 510470, Tel: +86 400-838-1990.

We maintain a corporate website at www.leizig.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

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Implications of Our Being an “Emerging Growth Company”

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	being permitted to provide only two years of selected financial information (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and
●	an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year in which the fifth anniversary of the completion of this offering occurs; (b) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion; (c) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700.00 million as of the prior December 31; and (d) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included two years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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Implications of Being a Controlled Company

Our majority shareholder, Chief Executive Officer and Chairman of the Board of Directors, Mr. Bin Lin currently owns 72% of our outstanding Ordinary Shares. Upon the closing of this Offering, Mr. Lin will beneficially own approximately [●]% of Ordinary Shares (based on the assumed public offering price) (approximately [●]% if the over-allotment is exercised in full). Therefore, we will be, a “controlled company” as defined under the Nasdaq Stock Market Rule 5615(c) and IM-5615-5 as long as Mr. Lin owns and holds more than 50% of our outstanding Ordinary Shares. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please see “Risk Factors – Our significant shareholders have considerable influence over our corporate matters.”

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THE OFFERING

Issuer	Leizig Thermal Management Co., Ltd.

Securities being offered	[●] Ordinary Shares, par value $0.001 per share, based on an assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus.

Over-Allotment Option	We have granted to the Representative a 45-day option to purchase from us up to an additional 15% of the Ordinary Shares sold in this Offering, solely to cover over-allotments, if any, at the initial public offering price less the underwriting discounts.

Ordinary Shares Outstanding Prior to Completion of Offering	40,000,000

Ordinary Shares outstanding immediately after this Offering	[●], assuming no exercise of the Representative’s over-allotment option and excluding Ordinary Shares issuable upon exercise of the Representative’s Warrants.

Proposed Stock Exchange and Symbol	We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[●]”. As of the date of this prospectus, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this Offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Use of Proceeds

We estimate that we will receive net proceeds from this Offering of up to $[●] ($[●], if the Representative exercises its over-allotment option, in full), based on an assumed initial public price of $[●], the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting fees and commissions and estimated offering expenses.

We intend to use the proceeds from this Offering to (i) expand our international business by establishing local sales and services teams, developing digital marketing and sales team, and acquiring local sales and services providers; (ii) build new R&D facilities and laboratories to support our global business expansion; (iii) invest in developing robotics and automation in production lines in order to increase production capacity and reduce manufacturing costs; (iv) build automated warehouses and the remainder for working capital and other general corporate purposes.

See “Use of Proceeds” on page 58 for more information.

Representative’s Warrants	We have agreed to issue Representative’s Warrants to purchase up to a total of [●] Ordinary Shares (equal to 5% of the aggregate number of Ordinary Shares sold in the Offering, including with respect to the over-allotment) at an exercise price equal to 110% of the price of our Ordinary Shares offered hereby.

Risk Factors	Investing in our Ordinary Shares involves a high degree of risk and purchasers of our Ordinary Shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares beginning on Page 24.

Lock-Up	We have agreed with the Representative not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any securities or file any registration statement or amendment or supplement thereto, other than this prospectus, for a period from the date of this prospectus until eighteen (18) months after the closing of this Offering without the prior written consent of the Representative. Our directors, officers, and all existing shareholders of the issued and outstanding Ordinary Shares are expected to enter into lock-up agreements with the underwriters not to sell, transfer or otherwise dispose of any Ordinary Shares or securities exchangeable for or exercisable or convertible into Ordinary Shares for a period of up to six (6) months from the effective date of the registration statement of which this prospectus forms a part. See “Shares Eligible for Future Sale” and “Underwriting”.

Dividend Policy	We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.

Transfer Agent	[●]

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Summary Financial Data

The following summary consolidated statements of operations and cash flow data for the years ended December 31, 2022 and 2021 and the summary consolidated balance sheet data as of December 31, 2022 and 2021 have been derived from our consolidated financial statements included elsewhere in this prospectus. You should read the summary consolidated financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

The summary consolidated statements of operations as follows:

	For the Fiscal Year Ended December 31,
	2022	2021

Revenues	$6,324,924	$8,545,241
Cost of revenues	(3,934,288)	(5,281,226)
Gross profit	2,390,636	3,264,015

Marketing expenses	(215,216)	(552,571)
Research and development expense	(440,627)	(649,772)
General and administrative expenses	(1,469,071)	(1,108,698)
Total operating expenses	(2,124,914)	(2,311,041)

Operating income	265,722	952,974

Other (expenses) income
Other income	324,533	202,604
Other expenses	(150,604)	(191,761)

Total other income	173,929	10,843

Income before taxes	439,651	963,817

Provision for income taxes	(17,176)	(103,128)

Net income	$422,475	$860,689

The summary of consolidated statements of cash flows

	For the Fiscal Year Ended December 31,
	2022	2021

Net cash provided by (used in)
Operating activities	$982,048	$250,992
Investing activities	(90,377)	(67,628)
Financing activities	(539,845)	164,886
Net increase in cash and cash equivalents	351,826	348,250
Effect of foreign currency translation	(78,888)	22,210
Cash and cash equivalents, beginning of period	663,319	292,859
Cash and cash equivalents, end of period	936,257	663,319

The summary of consolidated balance sheets as of December 31, 2022 and 2021

	As of December 31,
	2022	2021

Current assets	8,193,220	7,961,687
Total assets	8,595,920	8,489,923
Total liabilities	4,576,334	4,556,417
Total shareholders’ equity	4,019,586	3,933,506

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RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this Offering unless you can afford to lose your entire investment.

Risks Related to Our Business and Industry

Our business, financial condition and results of operations have been and may continue to be adversely affected by COVID-19.

The global outbreak of COVID-19 had severely constrained economic activity and, as a result, has caused a significant contraction in the global economy. In response to this outbreak, governments had taken preventive or protective actions, including imposing restrictions on business operations and travel. Governments had also implemented economic stabilization efforts and other measures to mitigate the economic effects of the outbreak; however, the effectiveness and continuation of those measures remains uncertain.

The COVID-19 pandemic has had, and could continue to have, an adverse effect on our business, financial condition and results of operations. If the pandemic recurs, it could result in widespread and extended or partial shutdowns and other restrictions on the operations of non-essential businesses, including construction, hospitality venues, offices and travel, our operations will be adversely affected. The nature and extent of the continuing impact of COVID-19 in the future especially in a case of a resurgence, on our business, financial condition and results of operations is uncertain and will depend on future developments, including the emergence, severity and spread of COVID-19 variants vaccines and boosters, the wide-spread distribution of vaccines and the effectiveness of such vaccines in preventing and decreasing the length and severity of illness from COVID-19 and its variants, and the time it takes to vaccinate a sufficient percentage of the China and global populations. Nonetheless, further prolonged closures and restrictions throughout the world or the rollback of reopening measures due to a resurgence of COVID-19 cases and continued decreases in the general level of economic activity may again disrupt our operations and the operations of our suppliers, distributors and customers.

As a result of the foregoing, the pandemic and its impact have also affected and could continue to affect our ability to obtain necessary raw materials and parts, ship finished products to customers, the ability of our customers to pay for our products and services and to obtain financing for significant purchases and operations, which could result in a decrease and/or cancellation of orders and/or payment delays or defaults. The COVID-19 pandemic has impacted our supply chain as we experienced disruptions or delays in shipments of certain materials or components of our products. Facility closures or other restrictions, including employee vaccine mandates, could materially adversely affect our ability to adequately staff, supply or otherwise maintain our operations. Further, such conditions may also adversely affect our supply base and increase the potential for one or more of our suppliers to experience financial distress or bankruptcy, which could impact our ability to fulfill orders on time or at the anticipated cost. We also may be required to raise additional capital in the future and our access to and cost of financing will depend on, among other things, global economic conditions, conditions in the global financing markets, the availability of sufficient amounts of financing, our results of operations and our credit ratings. There is no guarantee that financing will be available in the future to fund our obligations, or that it will be available on terms consistent with our expectations. Any of these factors could have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, labor shortages due to prolonged illness or quarantine or an increase in the cost of labor could adversely affect our profit margins and results of operations.

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Any recovery from a resurgence of the COVID-19 pandemic and related economic impact may be slowed or reversed by a variety of factors, such as the impact and spread of variants, the availability of effective vaccines and boosters and the public’s receptiveness to receiving them, which resurgence could adversely affect our business, financial condition and results of operations.

We are party to joint ventures, which may expose us to different legal and regulatory risks.

Our business operations depend on our joint ventures and our operating subsidiaries. One of our subsidiaries, Guangzhou Leizig Electro-Mechanical Co., Ltd (“Leizig”), is a Sino-foreign joint venture with a registered capital of RMB20,000,000 (approximately, $2.9 million) and a paid-in capital of RMB 15,500,000 (approximately, $2.3 million). As a Sino-foreign joint venture, Leizig shall comply with the PRC Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The PRC Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the PRC Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The PRC Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. We conduct our businesses in enclosure climate controls and air-conditioning equipment manufacturing industries. According to the Negative List (2022), the industries in which we conduct our businesses are not deemed restricted or prohibited in the current Negative List. The PRC Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

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The PRC government has established a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the PRC Foreign Investment Law provides that foreign invested enterprises established according to the laws then in force regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the PRC Foreign Investment Law.

In addition, the PRC Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Our profitability and operating performance may be greatly adversely affected if our customers in the downstream industries are severely affected by an extreme market fluctuation because companies in the downstream industries represent a large portion of the end users of our products.

Our products ensure that the equipment operates in the best condition by using artificial intelligence to control the temperature and humidity of the environment where the equipment is located. Our products are widely used in the communication, Internet, smart grid, rail transit, finance and other downstream industries. With the cyclical climate of investment and market trend in the downstream industries and the continuous development of technologies, the demand for the variety and quantity of our products will fluctuate, which will have certain impact on our operations and profitability. Most of our end users are telecommunications and Internet companies in the downstream industries. We believe that most of them have advanced technology, scale advantages, and strong ability to resist market risks. Therefore, their operating performance should generally be less affected by the market fluctuation. However, if our customers in the downstream industries are severely affected by market fluctuation, our operating results and profitability will also be greatly adversely affected.

A number of our customers are communication equipment manufacturers, and they mainly conduct procurement and purchase equipment parts for manufacturing in the second half of the year or end of the year, and thus our operating activities and profitability are seasonal and may fluctuate.

Our products are widely-used in the communication industry, and manufacturers in the communication industry usually purchase production equipment in the second half or the end of the year. This characteristic often directly affects our income and profitability in the first half of the year. As a result, our operating activities and profitability are seasonal. When more customers place orders in the second half of the year, our revenue will be higher than the first half of the year. Due to seasonal characteristics, our net cash flow may be lower than our net income. When this situation happens, we will face the pressure of capital turnover and financing, which will adversely affect our production and operation.

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Climate change, regulations associated with climate change and mitigation efforts could adversely affect our business.

The effects of climate change, including increased frequency and intensity of weather conditions and water scarcity, create financial risks to our business. The potential impacts of climate change on our operations are highly uncertain and depend upon the unique geographic and environmental factors present; for example, rising sea levels at certain of our facilities, changing storm patterns and intensities and changing temperature levels. The effects of climate change could disrupt our operations by impacting the availability and cost of materials and by increasing insurance and other operating costs. The effects of climate change also may impact our decisions to construct new facilities or maintain existing facilities in the areas most prone to physical risks, which could similarly increase our operating and material costs. We could also face indirect financial risks passed through the supply chain that could result in higher prices for our products and the resources needed to produce them. Potential adverse impacts from climate change may create health and safety issues for employees operating at our facilities and may lead to an inability to maintain standard operating hours.

There is a general consensus that greenhouse gas emissions are linked to climate change, and that these emissions must be reduced dramatically to avert its worst effects. Increased public awareness and concern about climate change will likely continue to: (1) generate more national requirements to curtail the use of high global warming potential refrigerants (e.g. Green and Efficient Refrigeration Action Plan of 2019 issued by National Development and Reform Commission of the People’s Republic of China and Energy Development Strategy Action Plan of 2014 issued by State Council of the People’s Republic of China, which are essential to many of our products); (2) increase building energy and cold chain efficiency; and (3) cause a shift away from the use of fossil fuels as an energy source, including natural gas prohibitions. In some instances, these requirements may render our existing technology, particularly some of our HVAC and refrigeration products, non-compliant or obsolete and we may be required to make increased capital expenditures to meet new regulations and standards, changing interpretations and stricter enforcement of current laws and regulations. For instance, we may need to purchase or deploy a combination of renewable energy utility contracts, carbon credits or offsets, energy-efficient or low-emission products or operations, or carbon sequestration technologies. There can be no assurance of the extent to which such contracts, credits, offsets, products, operations or technologies will be available in or effective in reducing emissions or energy intensity. Furthermore, our customers and the markets we serve may impose emissions or other environmental standards through regulation, market-based emissions policies or consumer preferences that we may not be able to timely meet due to our required level of capital investment and technology advancement. While we are committed to pursuing sustainable solutions for our products, there can be no assurance that our development efforts will be successful, that our products will be accepted by the market, that proposed regulations or deregulation will not have an adverse effect on our competitive position, or that economic returns will justify our investments in new product development. Presently, we do not spend any material amount of funds in carbon offsets and other spending related to compliance environmental laws and policy.

Our business and financial performance depend on continued and substantial investments in our information technology infrastructure, which may not yield anticipated benefits and which may be vulnerable to cyber-attacks.

The efficient operation of our business requires continued and substantial investments in information technology (“IT”) infrastructure systems. The failure to design, develop, maintain and implement IT technology infrastructure systems in an effective and timely manner or to maintain these systems could divert management’s attention and resources. Our information systems may also become obsolete because of inadequate investments, requiring an unplanned transition to a new platform that could be time consuming, costly, and damaging to our competitive position and could require additional management attention. Repeated or prolonged interruptions of service because of poor execution, inadequate investments or obsolescence could have a significant adverse impact on our reputation and our ability to sell products and services.

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Cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and results of operations.

Our business has been and may again in the future be impacted by disruptions to our or third-party IT infrastructure, which have resulted and could in the future result from (among other causes) cyber-attacks, infrastructure failures or compromises to our physical security. For example, in September 2020, our servers were attacked by hackers, who encrypted our ERP data and hindered operations by denying access by our various departments to our internal database. Following the attack, we have enhanced our cybersecurity by 1) storing our newly-generated data to a cloud-based web server with higher security measures; 2) updating the access password of the existing server with a more secure one and 3) adopting a company-wide policy of changing passwords on a regular basis. However, cyber-based risks are ever evolving and may include attacks: (i) on our IT infrastructure; (ii) targeting the security, integrity and/or availability of hardware and software; (iii) on information installed, stored or transmitted in our products (including after the purchase of those products and when they are installed into third-party products); and (iv) on facilities or similar infrastructure. Such attacks could disrupt our systems (or those of third parties) and business operations, impact the ability of our products to work as intended or result in the unauthorized access, use, disclosure, modification, or destruction of information in violation of applicable law and/or contractual obligations. We have experienced cyber-based attacks and, due to the evolving threat landscape, may continue to experience them going forward, potentially with more frequency or severity. We continue to make investments and adopt measures to enhance our protection, detection, response and recovery capabilities, and to mitigate potential risks to our technology, products, services, operations and confidential data. However, depending on the nature, sophistication and scope of cyber-attacks, it is possible that potential vulnerabilities could go undetected for an extended period. As a result, we could potentially experience: (i) production downtimes; (ii) operational delays or other detrimental impacts on our operations; (iii) destruction or corruption of data (our or third party); (iv) security breaches; (v) manipulation or improper use of our or third-party systems, networks or products; and (vi) financial losses from remedial actions, loss of business, liability, penalties, fines and/or damage to our reputation—any of which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition. Due to the evolving nature of such risks, the impact of any potential incident cannot be predicted.

Any disruption to our business arising from data privacy and cybersecurity incidents, or an increase in our costs to cover these issues that is greater than what we have anticipated, could have an adverse effect on our reputation, competitive position, results of operations, cash flows or financial condition.

We depend on our intellectual property and have access to certain intellectual property and information of our customers and suppliers. Infringement of or the failure to protect that intellectual property could adversely affect our future growth and success.

The Company’s intellectual property rights are important to our business and include numerous patents, trademarks, copyrights, trade secrets, proprietary technology, technical data, business processes and other confidential information. Although we consider our intellectual property rights in the aggregate to be valuable, we do not believe that our business is materially dependent on a single intellectual property right or any group of them. We nonetheless rely on a combination of patents, trademarks, copyrights, trade secrets, nondisclosure agreements, customer and supplier agreements, license agreements, IT security systems, internal controls and compliance systems and other measures to protect our intellectual property. We also rely on nondisclosure agreements, IT security systems and other measures to protect certain customer and supplier information and intellectual property that we have in our possession or to which we have access. Our efforts to protect such intellectual property and proprietary information may not be sufficient, however.

We cannot be sure that our pending patent applications will result in the issuance of patents, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors, or that these patents will be found to be valid or sufficiently broad to preclude our competitors from introducing technologies similar to those covered by our patents and patent applications.

In addition, we may be the target of competitor or other third-party patent enforcement actions seeking substantial monetary damages or seeking to prevent the sale and marketing of certain of our products. Our competitive position also may be adversely impacted by limitations on our ability to obtain possession, ownership or necessary licenses concerning data important to the development or sale of our products or service offerings, or by limitations on our ability to restrict the use by others of data related to our products or services. Any of these events or factors could subject us to judgments, penalties and significant litigation costs or temporarily or permanently disrupt our sales and marketing of the affected products or services and could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

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We use a variety of raw materials, supplier-provided parts, and third-party service providers in our business. The ability of suppliers to deliver parts, components and manufacturing equipment to our manufacturing facilities, and our ability to manufacture without disruption, could affect our business performance. Significant shortages, supplier capacity constraints or production disruptions, price increases, or tariffs could increase our operating costs and adversely impact the competitive positions of our products.

Our reliance on suppliers and commodity markets to secure components and raw materials (such as copper, aluminum and steel), and on service providers to deliver our products, exposes us to volatility in the prices and availability of these materials and services. We have experienced fluctuations in prices of raw materials and equipment components, such as compressors, pumps, fans, steel, copper, and other metal materials and electrical components. We use a wide range of materials and components in the production of our products, which come from numerous suppliers around the world. Because not all of our business arrangements provide for guaranteed supply and some key parts may be available only from a single supplier or a limited group of suppliers, we are subject to supply and pricing risk. In addition, certain proprietary component parts used in some of our products are provided by single-source unaffiliated third-party suppliers. We would be unable to obtain these proprietary components for an indeterminate period of time if these single-source suppliers were to cease or interrupt production or otherwise fail to supply these components to us, which could adversely affect our product sales and operating results. Our supply chain could be impacted by climate change through extreme weather events, resulting in delivery or production disruptions and increased material costs. In addition, other issues with suppliers (such as capacity constraints, quality issues, consolidations, closings or bankruptcies), price increases, raw material shortages, or the decreased availability of trucks and other delivery services could also have a material adverse effect on our ability to meet our commitments to customers or increase our operating costs.

We use various tactical and strategic actions to mitigate our raw material and supply chain risks and challenges, including consolidating commodity purchases, locking in prices of expected purchases of certain raw materials, proactive engagement with suppliers and our workforce and dynamic management of freight costs and availability. However, these efforts could cause us to pay higher prices for a commodity when compared with the market price at the time the commodity is actually purchased or delivered. Our suppliers could be subject to tariffs as well as climate change related regulations, compliance with which would increase our costs and the impacts of which are difficult to predict. We believe that our supply management and production practices appropriately balance the foreseeable risks and the costs of alternative practices. Nonetheless, these risks may have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Our operations and those of our suppliers are subject to disruption for a variety of reasons, including a recurrence of COVID-19-related supplier plant shutdowns or slowdowns, transportation delays, work stoppages, labor relations, governmental regulatory and enforcement actions, intellectual property claims against suppliers, financial issues such as supplier bankruptcy, IT failure and hazards such as fire, earthquakes, flooding or other natural disasters. For example, we expect to continue to be impacted by the following supply chain issues, due to factors largely beyond our control: a global shortage of semi-conductors, a strain on raw materials and cost inflation, all of which could escalate in the future. Insurance for certain disruptions may not be available, affordable or adequate. The effects of climate change, including extreme weather events, long-term changes in temperature levels and water availability may exacerbate these risks. Such disruption has in the past and could in the future interrupt our ability to manufacture certain products. Any significant disruption could have a material adverse impact on our competitive position.

We design, manufacture and service products that incorporate technologies applicable to industrial cooling equipment. The introduction of new products and technologies involves risks, and we may not realize the degree or timing of benefits initially anticipated.

Our future success depends on designing, developing, producing, selling and supporting innovative products that incorporate technologies that are applicable to industrial cooling equipment. The regulations applicable to our products, as well as our customers’ product and service needs, change from time to time. Moreover, regulatory changes, inclusive of those aimed at addressing climate change and its impacts, may render our products and technologies non-compliant and may subject us to operational, compliance and reputational risks. Our ability to realize the anticipated benefits of our technological advancements or product improvements – including those associated with regulatory changes – depends on a variety of factors, including: meeting development, production and regulatory approval schedules; meeting performance plans and expectations; the availability of raw materials and parts; our suppliers’ performance; the hiring, training and deployment of qualified personnel; achieving efficiencies; identifying emerging regulatory and technological trends; validating innovative technologies; the level of customer interest in new technologies and products; and the costs and customer acceptance of our new or improved products.

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Our products and services also may incorporate technologies developed or manufactured by third parties, which, when combined with our technology or products, creates additional risks and uncertainties. As a result, the performance and market acceptance of these third-party products and services could affect the level of customer interest and acceptance of our own products in the marketplace.

Our research and development efforts, including those that advance environmental sustainability, may not culminate in new technologies or timely products, or may not meet the needs of our customers as effectively as competitive offerings. Our competitors may develop competing technologies that gain market acceptance before or instead of our products. In addition, we may not be successful in anticipating or reacting to changes in the regulatory environments in which our products are sold, and the markets for our products may not develop or grow as we anticipate.

We operate in a competitive environment and our profitability and competitive position depend on our ability to accurately estimate the costs and timing of providing our products and services.

In certain of our businesses, our contracts are typically awarded on a competitive basis. Our bids are based upon, among other factors, the cost to timely provide the products and services. To generate an acceptable return, we must accurately estimate our costs and schedule. If we fail to do so, the profitability of contracts may be adversely affected – including because some of our contracts provide for liquidated damages if we do not perform on time – which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Customers and others may take disruptive actions.

From time to time customers and others may seek to become suppliers of products and services that compete with our own or pursue other strategies to disrupt our business model. For example, they may manufacture similar products and dump their products at artificially low prices; they may manufacture and distribute our products under their brand names without our authorization. In addition, our customers or existing or future competitors may seek to introduce non-traditional business models or disruptive technologies and products in the industries in which we participate, resulting in increased competition and new dynamics in these industries. If a competitor damages our intellectual property rights by imitating our products and services or using improper means to obtain our confidential information, it may cause us to spend monetary resources to repair the damages and may result in a large financial loss to us. If an intellectual property dispute or lawsuit arises between us and our competitors, we may need to adjust our production planning, sales orders, and research and development investment to cover the costs of lawsuits, which may have negative impact on our financial condition and our reputation, which in turn may adversely affect our performance.

Various labor matters such as a failure to renegotiate agreements, strikes and labor disputes may impact our business.

A significant portion of our employees’ labor contracts vary with durations and expiration dates. We may not be able to satisfactorily renegotiate these agreements before they expire. In addition, existing agreements may not prevent a strike or work stoppage and other labor disputes. We may also be subject to general strikes or work stoppages unrelated to our specific business. Additionally, a shortage in certain work forces, such as technicians, manufacturing workers or truck drivers, may impact our business by affecting the ability to produce, install, sell and deliver our products. Any such work stoppages (or potential work stoppages) or labor shortages could have a material adverse effect on our reputation, productivity, financial condition, cash flows and results of operations. Labor costs in China have increased significantly over the past years and the labor costs account for a high proportion of our total operating costs. Rising labor costs have become an important trend in China’s economy. In the future, if the labor costs in manufacturing enterprises continue to rise, our profitability may decline.

Increases in labor costs and an ageing labor force may adversely affect our business and results of operations.

In recent years, the economy globally has experienced general increases in inflation and labor costs. As a result, average wages in China are expected to increase. In addition, we are required by Chinese laws and regulations to pay various statutory employee benefits, including mandatory Housing Provident Fund, Social Security Insurance that covers endowment insurance, hospitalization insurance, unemployment insurance, employment injury insurance, and maternity insurance. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits. Those employers who fail to make adequate payments may be subject to fines and other penalties. As a result, we expect that our labor costs, including wages and employee benefits, will continue to increase.

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We may not realize expected benefits from our cost reduction and restructuring efforts, and our profitability or our business otherwise might be adversely affected.

In order to operate more efficiently and cost effectively, we have and we may from time to time, adjust employment levels, optimize our footprint and/or implement other restructuring activities. These activities are complex and may involve or require significant changes to our operations. If we do not successfully manage these activities, expected efficiencies and benefits might be delayed or not realized. Risks associated with these actions and other workforce management issues include: reputational harm; unforeseen delays in the implementation of the restructuring activities; additional costs; adverse effects on employee morale; the failure to meet operational targets due to the loss of employees or work stoppages; and difficulty managing our operations during or after facility consolidations, any of which may impair our ability to achieve anticipated cost reductions, harm our business or reputation, or have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Failure to achieve and maintain a high level of product and service quality could damage our reputation with customers and negatively impact our results.

Product and service quality issues could harm customer confidence in our Company and our brands. If certain of our product and service offerings do not meet applicable safety standards – which has been the case – or our customers’ expectations regarding safety or quality, we can and have experienced lost sales and increased costs and we can and have been exposed to legal, financial and reputational risks. Actual, potential or perceived product safety concerns could expose us to litigation as well as government enforcement actions, which has also occurred in certain instances. In addition, when our products fail to perform as expected, we are exposed to warranty, product liability, personal injury and other claims.

We maintain strict quality controls and procedures. However, we cannot be certain that these controls and procedures will reveal defects in our products or their raw materials, which may not become apparent until after the products have been placed in use in the market. Accordingly, there is a risk that products will have defects, which could require a product recall or field corrective action. Product recalls and field corrective actions can be expensive to implement, and may damage our reputation, customer relationships and market share. Historically, we have not conducted any product recalls, but we have conducted field corrective actions with reference to our policies and standard procedures in place to correct product issues. There can be no assurance that there will not be product recalls in the future or that such recalls would not have an adverse effect on our business.

In many jurisdictions, product liability claims are not limited to any specified amount of recovery. If any such claims or contribution requests or requirements exceed our available insurance or if there is a product recall, there could be an adverse impact on our results of operations. In addition, a recall or claim could require us to review our entire product portfolio to assess whether similar issues are present in other products, which could result in a significant disruption to our business and which could have a further adverse impact on our business, financial condition, results of operations and cash flows. There can be no assurance that we will not experience any material warranty or product liability claims in the future, that we will not incur significant costs to defend such claims or that we will have adequate reserves to cover any recall, repair and replacement costs.

Inability to obtain or maintain adequate insurance coverage could adversely affect our results of operations.

As part of our overall risk management strategy and pursuant to requirements to maintain specific coverage contained in our financing agreements and a majority of our contracts, we have obtained and maintain insurance coverage. Although we have been able to obtain reasonably priced insurance coverage to meet our requirements in the past, there is no assurance that we will be able to do so in the future. For example, catastrophic events can result in decreased coverage limits, more limited coverage, and increased premium costs or deductibles. If we are unable to obtain adequate insurance coverage, we may not be able to procure certain contracts, which could materially adversely affect our financial position, results of operations, cash flows or liquidity.

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We are subject to litigation, environmental and other legal and compliance risks.

We are subject to a variety of litigation, legal and compliance risks including, without limitation, claims, lawsuits and/or regulatory enforcement actions relating to breach of contract, cybersecurity and data privacy, employment and labor, environmental and employee health and safety matters, global and national chemical compliance, intellectual property rights, personal injury, product safety and taxes as well as anti-corruption, competition and securities laws and other laws governing improper business practices. If found responsible in connection with such matters, we could be subject to significant fines, penalties, repayments and other damages (in certain cases, treble damages), and experience reputational harm.

We are subject to rules and regulations by various governing bodies, including, for example the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Changes in environmental and climate change related-laws could require additional investments in product designs, which may be more expensive or difficult to manufacture, qualify and sell and/or may involve additional product safety risks and could increase environmental compliance expenditures.

Currently, we are not involved in any disputes or lawsuits regarding environmental issues, personal injuries, or properties. However, future claims could adversely affect our financial condition, results of operations and cash flows. Personal injury lawsuits may involve individual and putative class actions alleging that contaminants originating from our current or former products or operating facilities caused or contributed to medical conditions. Property damage lawsuits may involve claims relating to environmental damage or diminution of real estate values. Even in litigation where we believe our liability is remote, there is a risk that a negative finding or decision could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition, in particular with respect to environmental claims in regions where we have, or previously had, significant operations or where certain of our products have been manufactured and used.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.

Operating hazards are inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents, and our safety programs’ effectiveness. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for funding our continuing operations and servicing our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions and conditions in our business and our operating results. Those factors may affect our efforts to arrange additional financing on terms acceptable to us. Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon credit facilities may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, resulting in loss of market share, each of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

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We are a holding company whose principal source of operating cash is the income received from our subsidiaries. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to make distributions and dividends on our Ordinary Shares.

We are dependent on the income generated by our subsidiaries in order to make distributions and dividends on our Ordinary Shares. The amount of distributions and dividends, if any, which may be paid to us from our operating subsidiaries will depend on many factors, including such subsidiaries’ results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to make distributions and dividends on our Ordinary Shares.

Our significant shareholder has considerable influence over our corporate matters may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Bin Lin, our Chief Executive Officer and Chairman of the Board, beneficially owns and controls 28,771,200 Ordinary Shares that correspond to approximately 72% our issued and outstanding Ordinary Shares. Upon the closing of this Offering, Mr. Lin will beneficially own approximately [●]% of Ordinary Shares (based on the assumed public offering price) (approximately [●]% if the over-allotment is exercised in full). He holds and will continue to hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price

Further, Mr. Lin’s interests may differ from the interests of our Company as a whole. He could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our Company properly because of his affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between Mr. Lin and our Company. If we cannot resolve any conflict of interest or dispute between us and Mr. Lin, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If we fail to promote and maintain our brand effectively and cost-efficiently, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. Our future marketing efforts will likely require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We own certain intellectual properties. See “Description of Property — Intellectual Property”. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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Counterparties may breach confidentiality, invention assignment and non-compete agreements, and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We cannot assure that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties, especially since we do not manage or control the intellectual property rights of any of our suppliers. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

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If we are unable to collect a significant portion of our accounts receivable, our operations, cash flow and profitability may be adversely affected.

Our accounts receivable as of December 31, 2022 is approximately $3.24 million. In order to minimize the credit risk, our management has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. Based on the aforementioned methodology, the maximum potential loss of accounts receivable for the year ended December 31, 2022 is approximately $2.66 million. If we are unable to collect all or a significant portion of our accounts receivable, our operations, cash flow and profitability may be adversely affected.

Risks Related to Doing Business in China

Leizig Thermal Management Co., Ltd. is a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.

Leizig Thermal Management Co., Ltd. is a holding company and conducts substantially all of our business through our PRC operating subsidiaries. We may rely on dividends to be paid by our PRC operating subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC operating subsidiaries may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations.

Our PRC operating subsidiaries generate primarily all of their revenue in RMB. Changes in currency conversion rates may affect our business, operations and financial condition.

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In addition, the Enterprise Income Tax Law, (“EIT”), and its implementation rules provide that a withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in Renminbi, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Renminbi and United States dollars affect the value of our assets and the results of our operations in United States dollars. The value of the Renminbi against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the global political and economic conditions. Our Ordinary Shares offered by this prospectus are offered in United States dollars, we will need to convert the net proceeds we receive into Renminbi in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Renminbi will affect that amount of proceeds we will have available for our business.

To the extent that we need to convert U.S. dollars we receive from this Offering into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Ordinary Shares, and if we decide to convert Renminbi into U.S. dollars for the purpose of making dividend payments on our Ordinary Shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Changes in political, social and economic policies in any of China or the U.S. may materially and adversely affect our business, financial condition, results of operations and prospects.

Our business operations are primarily conducted in China. Accordingly, we are affected by the economic, political and legal environment in China.

In particular, China’s economy differs from the economies of most developed countries in many respects, including the fact that it:

●	has a high level of government involvement;

●	is in the early stages of development of a market-oriented economy;

●	has experienced rapid growth; and

●	has a tightly controlled foreign exchange policy.

However, a substantial portion of productive assets in China remain state-owned and the PRC government exercises a high degree of control over these assets. In addition, the PRC government continues to play a significant role in regulating industrial development by imposing industrial policies. For the past three decades, the PRC government has implemented economic reform measures to emphasize the utilization of market forces in economic development.

China’s economy has grown significantly in recent years; however, there can be no assurance that such growth will continue. The PRC government influences China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall economy of China, but may also have a negative effect on our business. For example, our financial condition and results of operations may be adversely affected by government influence over capital investments or changes in tax regulations that are applicable to us. As such, our future success is, to some extent, dependent on the economic conditions in China, and any significant downturn in market conditions may materially and adversely affect our business prospects, financial condition, results of operations and prospects.

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PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

As an offshore holding company of our PRC subsidiaries, Leizig Thermal Management Co., Ltd. may make loans or make additional capital contributions to our subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be amended by the relevant government authorities. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In light of the various requirements of PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to the PRC Operating Entities or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this Offering and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection in the PRC, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

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The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with evolving interpretations.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the CAC and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On November 14, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which will take effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. On December 28, 2021, thirteen authorities, including the CAC, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security and the Ministry of State Security, jointly released the revised Cybersecurity Review Measures, effective from February 15, 2022. According to the Cybersecurity Review Measures, (i) the purchase of cyber products and services by critical information infrastructure operators (the “CIIOs”) and the network platform operators (the “Network Platform Operators”) which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the Network Platform Operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. In the event that the CAC determines that we are subject to these regulations, we may be subject to fines and penalties. The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if any future laws, regulations, rules, or implementation and interpretation mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face risks as to whether such clearance can be timely obtained, or at all.

We will not be subject to the cybersecurity review by the CAC for this Offering, given that: (i) using our products and services do not require providing users’ personal information; (ii) we possess minimum amount, if not none of personal information in our business operations; (iii) data processed in our business does not have a bearing on national security and thus we may not be classified as a CIIO. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

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We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face risks as to whether any clearance or other required actions can be timely completed, or at all. Given such risks, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

We believe that we have been in compliance with the data privacy and personal information requirements of the CAC. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company.

The interpretation and enforcement of PRC laws, rules and regulations are still evolving and the Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors.

Substantially all of the PRC operating entities’ operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence the PRC operating entities’ operations at any time, which are beyond our control. Therefore, such action may adversely affect our or the PRC operating entities’ operations and could completely limit or hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, we and the PRC operating entities may not be aware of our or their violation of these policies and rules until after the occurrence of the violation.

Administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have certain discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings. These uncertainties may impede the PRC operating entities’ abilities to enforce the contracts they have entered into and could materially and adversely affect their business, financial condition and results of operations.

Our ability to operate in China may be affected by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters.

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For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores.

As such, the Company may be subject to government and regulatory supervision in the provinces in which they operate. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The regulatory actions of the Chinese government may influence our operations, which could result in a material change in our operations and in the value of our ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The filing with the CSRC is required in connection with this Offering, and we have submitted the filing application but cannot predict whether we will be able to obtain the filing notice. We have not received any denial to list on the U.S. exchange but if we are denied, our operations may be affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. As a result, our Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, On January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Cybersecurity Review Measures, which will become effective on February 15, 2022. The Cybersecurity Review Measures required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. See “— We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” and “The approval of the China Securities Regulatory Commission may be required in connection with this Offering, and, if required, we cannot predict whether we will be able to obtain such approval.”

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our or the PRC operating entities’ operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

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The filing of the CSRC shall be required under PRC law in connection with our issuance of securities overseas, and we cannot predict whether or for how long we will be able to complete such filing.

The filing of the CSRC may be required in connection with this Offering, and, if required, we cannot predict whether we will be able to obtain the filing notice.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”, collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing shall include but not limited to: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus. In addition, an issuer who issues overseas listed securities after overseas listing shall, within three working days after the completion of the issuance, submit required filing materials to the CSRC, including but not limited to: filing report and relevant commitment; and domestic legal opinion. Furthermore, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

On February 17, 2023, the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

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According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing.

We would not be classified as an existing enterprise, and according to the Trial Measures, we shall complete the filing with the CSRC in accordance with the Trial Measures. In sum, we are subject to the filing requirements of the CSRC for this Offering under the Trial Measures. We have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to this Offering, but we cannot be sure that we will be able to complete such filings. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

We believe that neither us nor any of our subsidiaries, including our PRC operating entities are currently required to obtain approval from Chinese authorities, including the CSRC or Cybersecurity Administration Committee, or CAC, to list on U.S exchanges or issue securities to foreign investors. We have not been denied any permission either as of the date of this prospectus. However, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

In reaching this conclusion, we are relying on the advice of our PRC counsel, Beijing DeHeng Law Offices. The scope of the opinion issued by Beijing DeHeng Law Offices is on PRC law (excluding Taiwan and the special administrative-regions of Hong Kong and Macau). Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation common in the United States are generally difficult to pursue as a matter of law or practicality in China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator, such as the Department of Justice, the SEC, the PCAOB and other authorities, to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in China. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. However, U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

Failure to comply with laws and regulations applicable to our business in China could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business may be subject to regulation by governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, environmental laws, consumer protection laws, governmental trade laws, import and export laws, anti-corruption and anti-bribery laws, and tax laws and regulations. These laws and regulations may impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;
●	mandatory changes to our network and products;
●	disgorgement of profits, fines, and damages;
●	civil and criminal penalties or injunctions;
●	claims for damages by our customers or channel partners;
●	termination of contracts;
●	loss of intellectual property rights;
●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings
●	necessary to conduct our operations; and
●	temporary or permanent debarment from sales to public service organizations.

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If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCA Act. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCA Act. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in mainland China or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess WWC, P.C.’s compliance with applicable professional standards. WWC, P.C. is headquartered in San Mateo, CA with branches and offices in China and Hong Kong and has been inspected by the PCAOB on a regular basis, with the last inspection in November 2021. It is not subject to the determinations announced by the PCAOB on December 16, 2021. However, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of the PRC, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. If our Ordinary Shares are prohibited from being traded on a national securities exchange or over-the counter under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor, which has a presence in China, at such future time, Nasdaq may determine to delist our Ordinary Shares. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

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The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC had announced that the SEC staff was preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. The implications of possible additional regulation in addition to the requirements of the HFCA Act and what was adopted on December 2, 2021 are uncertain. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our future offerings, business operations share price and reputation.

U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting the continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in HK SAR. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including HK SAR, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in HK SAR and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. In addition, if the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

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On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCA Act.

The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCA Act. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in mainland China or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess WWC, P.C.’s compliance with applicable professional standards. WWC, P.C. is headquartered in San Mateo, CA with branches and offices in China and Hong Kong and has been inspected by the PCAOB on a regular basis, with the last inspection in November 2021. It is not subject to the determinations announced by the PCAOB on December 16, 2021. However, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of the PRC, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. If our Ordinary Shares are prohibited from being traded on a national securities exchange or over-the counter under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor, which has a presence in China, at such future time, Nasdaq may determine to delist our Ordinary Shares. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

These recent developments could add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in China and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. In addition, many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is unclear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our future offerings, business, and share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

The current tension in international trade may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the industries in which we operate is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this Offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the Securities and Exchange Commission and the Nasdaq require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this Offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

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The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers. As a Cayman Islands company listed on the Nasdaq Capital Market, we will be subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Cayman Islands, which is deemed our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We plan to utilize the home country exemption for corporate governance matters, and as a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we will take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our shares held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail our Company of this exemption from new or revised accounting standards. Therefore, we will be subject to different accounting standards as other public companies that are not emerging growth companies. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our majority shareholder, Chief Executive Officer and Chairman of the Board of Directors, Mr. Bin Lin currently owns 72% of our outstanding Ordinary Shares. Upon the closing of this Offering, Mr. Lin will beneficially own approximately [●]% of Ordinary Shares (based on the assumed public offering price) (approximately [●]% if the over-allotment is exercised in full). Therefore, we will be, a “controlled company” as defined under the Nasdaq Stock Market Rule 5615(c) and IM-5615-5 as long as Mr. Lin owns and holds more than 50% of our outstanding Ordinary Shares. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please see “Risk Factors – Our significant shareholders have considerable influence over our corporate matters.”

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The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those Ordinary Shares at or above the initial public offering price. We cannot assure you that our Ordinary Shares’ initial public offering price, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our Ordinary Shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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In addition, the trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in the People’s Republic of China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our shares, regardless of our actual operating performance.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Ordinary Shares and our ability to raise capital in the future.

The market price of our Ordinary Shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s substantial shareholders, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. A few shareholders hold a significant portion of our Ordinary Shares and these are “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

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There may not be an active, liquid trading market for our Ordinary Shares.

There is no active trading market for our Ordinary Shares. An active trading market for our Ordinary Shares may not develop or be sustained. You may not be able to sell your Ordinary Shares at the market price, if at all, if trading in our Ordinary Shares is not active.

If you purchase Ordinary Shares sold in this Offering, you will experience immediate and substantial dilution.

The initial public offering price of our Ordinary Shares is substantially higher than the pro forma net tangible book value per share of our Ordinary Shares. Assuming the completion of the Offering, if you purchase Ordinary Shares in this Offering, you will incur immediate dilution of approximately $[●] or approximately [●] % in the pro forma net tangible book value per share from the price per share that you pay for the shares, assuming no exercise of the Representative’s over-allotment option and excluding Ordinary Shares issuable upon exercise of the Representative’s Warrants. Accordingly, if you purchase shares in this Offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to Offering, we are a private company with limited accounting personnel and other resources to address our internal controls and procedures. In the course of auditing our consolidated financial statements for the fiscal years ended December 31, 2022 and 2021, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, as well as other control deficiencies. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements and (2) the lack of a comprehensive accounting policies and procedures manual to facilitate the preparation of U.S. GAAP financial statements, which inhibits our subsidiaries’ ability to prepare consolidations from local books based on China Accounting Standards for Business Enterprises (“CAS”) to US. GAAP information for group financial reporting and imposes a risk that adjustments to U.S. GAAP are not identified in a timely manner. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for the purposes of identifying and reporting any weakness in our internal control. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies might have been identified.

To remedy our identified material weaknesses. we have adopted measures to improve our internal control over financial reporting. In particular, we are in the process of hiring additional accounting staff with an appropriate understanding of U.S. GAAP and SEC reporting requirements. We also plan to establish comprehensive accounting policies and a procedures manual and provide internal or external training to accounting and operation staff in relation to these policies and procedures. We expect to accomplish all this within six months after closing of our Offering.

We cannot assure you that we will remediate our material weaknesses in a timely manner. If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to the Company and received at its registered office in the Cayman Islands will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization which provides registered office services in Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, has introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018, (the “Substance Law”), and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, as is the Company; however, it does not include an entity that is tax resident outside of the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside of the Cayman Islands, we are not required to satisfy the economic substance test set out in the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

We could become a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are generally categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Based upon our current and projected income and assets, including the expected proceeds from this Offering, and projections as to the value of our assets (which are based on the expected market price of the Ordinary Shares immediately following this Offering), we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the Ordinary Shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this Offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because our PFIC status is an annual factual determination, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds the Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the Ordinary Shares. See the discussion of the PFIC rules under “TAXATION – United States Federal Income Taxation” below.

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If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. See the discussion of the PFIC rules under “TAXATION – United States Federal Income Taxation” below.

Because we do not expect to pay dividends in the foreseeable future after this Offering, you must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Dividend Policy.” Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law and provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Ordinary Shares will likely depend entirely upon any future price appreciation of the Ordinary Shares. There is no guarantee that the Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in the Ordinary Shares and you may even lose your entire investment in the Ordinary Shares.

We are subject to periodically revised law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the Cayman Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to periodically revised interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in the Cayman Islands, China and Hong Kong against us or our management named in this prospectus based on Hong Kong laws.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We currently have one subsidiary in Hong Kong, being Leyon, which serves as an intermediate holding company in our group. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or Leyon, if a dispute arises, as judgments entered in the U.S. can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the U.S. in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

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Furthermore, foreign judgments of the U.S. courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the U.S. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the U.S. could be enforceable in Hong Kong.

The price of our Ordinary Shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be due to factors unrelated to our actual or forecasted operating performance and financial condition or prospects, making it difficult for prospective investors to assess the underlying value of our Ordinary Shares

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, as there was no prior market for our shares, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trading, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, investors buying or selling in relatively small quantities may easily influence the price of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If securities or industry analysts do not publish research reports about us or our business, or if such analysts issue adverse recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares or trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research reports that industry or securities analysts publish about our business and financial results, or the lack thereof. The lack of analyst coverage may adversely affect our share price, trading volume, and general investor interest. If analysts who cover us downgrades their recommendation of our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our Ordinary Shares may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We intend to list our Ordinary Shares for trading on the Nasdaq Capital Market under the symbol [_]. We cannot guarantee that our Ordinary Shares will be approved for listing on the Nasdaq Capital Market; however, we will not complete this offering unless our Ordinary Shares are so listed. Even if our Ordinary Shares are listed on the Nasdaq Capital Market, we cannot assure you that our Ordinary Shares will continue to be listed on the Nasdaq Capital Market.

In addition, following this Offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

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If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;
●	reduced liquidity with respect to our securities;
●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;
●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, without any further vote or action by our shareholders; and
●	provisions that limit the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of Ordinary Shares of approximately up to $[●] (and $[●] in the event the Representative exercises in full its over-allotment to purchase an additional [●] Ordinary Shares), based upon an assumed Offering Price of $[●] per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting fees and commissions and estimated offering expenses and assuming no exercise of the Representative’s Warrants.

Each $1.00 increase (decrease) in the assumed Offering Price of $[●] per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this Offering by $[●], assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting fees and commissions and estimated offering expenses. Similarly, assuming that the initial public offering price per share remains the same at $         , which is the midpoint of the price range set forth on the cover page of this prospectus, a 1.0 million share increase (decrease) in the number of shares we are offering would increase (decrease) the net proceeds to us from this Offering by $[●], and after deducting estimated underwriting fees and commissions and estimated offering expenses. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

The primary purposes of this Offering are to create a public market for our Ordinary Shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital.

We intend to use the net proceeds of this Offering as follows:

●	40% - To expand our international business by establishing local sales and services teams, developing digital marketing and sales team, and acquiring local sales and services providers.
●	20% - To build new R&D facilities and laboratories to support our global business expansion.
●	10% - To invest in developing robotics and automation in production lines in order to increase production capacity and reduce manufacturing costs.
●	10% - To build automated warehouses.
●	The remainder for working capital and other general corporate purposes.

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. This expected use of our net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions are they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

Pending any use of proceeds described above, we plan to invest the net proceeds from this Offering in short-term, interest-bearing, debt instruments or demand deposits.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

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DIVIDEND POLICY

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business after the Company’s initial public offering. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiary. Current PRC regulations permit our WFOE to pay dividends to Leyon Investment (HK) Limited only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC operating entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after- tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our operating entities in China are required to set aside statutory reserves and have done so.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Leyon Investment (HK) Limited only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. Leyon Investment (HK) Limited may be considered a non-resident enterprise for tax purposes, so that any dividends WFOE pays to Leyon Investment (HK) Limited may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of 10%. See “Taxation — People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on dividends from our subsidiaries. Dividend payments from Leizig and GZ Boring Ape to our WFOE are subject to PRC taxes, including VAT, urban maintenance and construction tax, educational surcharges. In addition, if our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends.

As an offshore holding company of our PRC subsidiaries, we may make loans or make additional capital contributions to our PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements. See “Risks Related to Doing Business in China - PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits”.

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EXCHANGE RATE INFORMATION

Our reporting currency is RMB because our business is mainly conducted in China and most of our revenues are denominated in RMB. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars is based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

The value of the RMB against the U.S. dollar and other currencies may fluctuate.

The following tables set forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2017	6.5063	6.7569	6.4773	6.9575
2018	6.8755	6.6090	6.2649	6.9737
2019	6.9618	6.9081	6.6822	7.1786
2020	6.5250	6.9042	6.5208	7.1681
2021
January	6.4282	6.4672	6.4282	6.4822
February	6.4730	6.4601	6.4344	6.4869
March	6.5518	6.5109	6.4648	6.5716
April	6.4749	6.5186	6.4710	6.5649
May	6.3674	6.4321	6.3674	6.4749
June	6.4566	6.4250	6.3796	6.4811
July	6.4609	6.4763	6.4562	6.5104
August	6.4604	6.4768	6.4604	6.5012
September	6.4434	6.4563	6.4320	6.4702
October	6.4050	6.4172	6.3820	6.4485
November	6.3640	6.3889	6.3640	6.4061
December	6.3726	6.3693	6.3435	6.3772
2022
January	6.3610	6.3556	6.3206	6.3822
February	6.3084	6.3436	6.3084	6.3660
March	6.3393	6.3446	6.3116	6.3720
April	6.6080	6.4310	6.3590	6.6243
May	6.6715	6.6989	6.6079	6.7880
June	6.6981	6.6952	6.6534	6.7530
July	6.7433	6.7352	6.6945	6.7655
August	6.8890	6.8007	6.7230	6.9100
September	7.1135	7.0195	6.8985	7.1990
October	7.3048	7.1902	7.1103	7.3048
November	7.0879	7.1812	7.0440	7.3000
December	6.8972	6.9717	6.8972	7.0424
2023
January	6.7540	6.7904	6.7010	6.9135
February	6.9325	6.8380	6.7266	6.9545
March	6.8676	6.8909	6.8188	6.9630
April	6.9110	6.8876	6.8677	6.9320
May	7.1100	6.9854	6.9094	7.1100
June	7.2513	7.1614	7.0827	7.2515
July	7.1426	7.1863	7.1340	7.2500
August	7.2582	7.2486	7.1651	7.2985

Source: Federal Reserve Statistical Release

Note:

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Period Ended RMB: USD exchange rate	6.8972	6.3726
Period Average RMB: USD exchange rate	6.7290	6.4508

We do not currently engage in currency hedging transactions.

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CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2022:

●	On an actual basis;

●	On a pro forma basis to give effect to the issuance of 40,000 Ordinary Shares to Bravo Future Ltd. at a consideration of $40, in July 2023; and

●	On a pro forma as adjusted basis to give effect to the sale of up to [●] Ordinary Shares by us in this Offering at the assumed Offering Price of $[●] per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting commissions and estimated Offering expenses and assuming no exercise of the Representative’s over-allotment option or Representative’s Warrants.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Ordinary Shares.” You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Ordinary Shares.”

	As of December 31, 2022
	Actual (audited)	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$936,257	$
Total debt, including current portion	1,862,988
Shareholders’ equity:
Ordinary Shares, par value of US$0.001, 50,000,000 shares authorized, 40,000,000, [●] and [●] Ordinary Shares issued and outstanding, actual, pro forma and pro forma as adjusted	40,000
Additional Paid-In Capital	156,701
Retained earnings	3,779,180
Accumulated Other Comprehensive Income	(73,811)
Total shareholders’ equity	$3,902,070	$
Total Capitalization	$2,039,082	$

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DILUTION

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the Offering Price per Ordinary Shares and the pro forma net tangible book value per Ordinary Shares after the Offering. Our historical net tangible book value as of December 31, 2022 was $4,001,845, or $0.1 per Ordinary Share. Our net tangible book value per share set forth below represents our total tangible assets less total liabilities, divided by the number of our Ordinary Shares outstanding before the offering.

Our pro forma net tangible book value was $4,001,845, or $0.1 per Ordinary Share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, after giving effect to the issuance of 40,000 Ordinary Shares to Bravo Future Ltd. in July 2023. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of Ordinary Shares outstanding as of December 31, 2022, after giving effect to the pro forma adjustments described above.

After giving effect to our issuance and sale of [●] Ordinary Shares in this Offering at an assumed Offering Price of $[●] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, assuming no exercise of overallotment or Representative’s Warrants and after deducting the estimated underwriting discounts and offering expenses payable by us, the pro forma as adjusted net tangible book value as of December 31, 2022 would have been $[●], or $[●] per share. This represents an immediate increase in net tangible book value to existing shareholders of $[●] per share. The Offering Price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase shares in this Offering will suffer an immediate dilution of their investment of $ [●] per share. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for an Ordinary Share in this Offering. The following table illustrates this per share dilution to the new investors purchasing shares in this Offering:

Offering
Assumed initial public offering price per Ordinary Share	$
Historical net tangible book value per Ordinary Share as of December 31, 2022	$
Pro forma net tangible book value per Ordinary Share as of December 31, 2022	$
Increase net tangible book value (deficit) per Ordinary Share	$
Increase in pro forma net tangible book value (deficit) per Ordinary Share attributable to new investors in this Offering	$
Pro forma as adjusted net tangible book value per Ordinary Share after the Offering	$
Dilution per Ordinary Share to new investors	$

A $1.00 increase (decrease) in the assumed Offering Price of $[●] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $[●], the pro forma as adjusted net tangible book value per share after this Offering by $[●] per share and the dilution to investors in this Offering by $[●] per share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting fees and commissions and offering expenses payable by us.

Similarly, a 1.0 million shares increase (decrease) in the number of shares we are offering would increase (decrease) the pro forma as adjusted net tangible book value by $[●] , the pro forma as adjusted net tangible book value per share after this Offering by $[●] per share and the dilution to investors in this Offering by $[●] per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting fees and commissions and offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The following chart illustrates our pro forma as adjusted proportionate ownership, upon completion of this Offering by present shareholders and investors in this Offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this Offering at the assumed Offering Price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the Offering.

	Shares Purchased			Total Consideration			Average Price
	Amount (#)	Percent (%)		Amount (#)	Percent (%)		Per Share ($)
Existing shareholders	40,000,000		%	40,000		%	0.001
New investors			%			%
Total		100%			100%

The number of Ordinary Shares outstanding after this Offering reflected in the tables and the number of Ordinary Shares to be outstanding on a pro forma and pro forma, as adjusted basis, is based on 40,000,000 Ordinary shares outstanding as of December 31, 2022, and assumes no other share capital reorganization other than the Share Subdivision (as defined below) in July 2023; and excludes Ordinary Shares issuable upon the exercise of the Representative’s Warrants.

The as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this Offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this Offering determined at the pricing.

To the extent the Representative’s over-allotment option or the Representative’s Warrants are exercised or to the extent that we issue new securities which result in the issuance of additional Ordinary Shares, new investors would experience further dilution.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this registration statement. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our financial statements and the financial information included in this registration statement reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this registration statement. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this registration statement. We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a Cayman Islands company incorporated on May 6, 2022 as a holding company of our business, which is primarily operated through our indirectly wholly-owned PRC subsidiary, Moonger, which holds 92.5% and 100% of equity interest in our PRC subsidiaries, Leizig and GZ Boring Ape, respectively.

Moonger was incorporated in the People’s Republic of China on September 11, 2012 with a registered and paid-in capital of RMB 500,000 (approximately, $72,493). In April 2023, Moonger held a shareholders’ meeting and passed a resolution, agreeing to increase the capital of Moonger to RMB 11,235,955.07 (approximately, $1,629,060) and in May 2023, Moonger was converted into a Wholly-Foreign Owned Entity (“WFOE”) with the inclusion of a non-PRC shareholder, Leyon as its sole shareholder. We, Leizig Thermal Management Co., Ltd., are the parent of Leyon.

Based in Guangzhou, the People’s Republic of China, Leizig is a manufacturer of enclosure climate controls, with a focus on industrial cabinet ventilation, refrigeration, dehumidification, heat exchange, heating, lighting and environmental monitors. Moonger is mainly engaged in software development and providing software and information technology services, and it holds equity interest in our PRC subsidiaries. GZ Boring Ape focuses on software development.

Moonger’s and Leizig’s products fall into the following broad categories:

●	Encloser Cooler, i.e. cooler products with metal housing and with completely external mounting installation with recessed mounting and boltless installation,
●	Heat Exchanger, i.e. cooler products involving completely independent internal air circuit from the external air circuit to ensure clean air in the control cabinet,
●	Enclosure Ventilation, i.e. industrial enclosure side-mounted filter fan which boast an ultra-thin design and can be installed without screws,
●	Cabinet Heater, i.e. compact device used to prevent electrical cabinets from condensing and frosting over by controlling the fan, and
●	Enclosure Lights and Monitor, i.e. integrated lampshade, spare plug, door switch and lamp.

Key Factors that Affect Operating Result

Our results are primarily derived from the sale of heat exchanger, encloser cooler and enclosure ventilation to various wholesalers and retailers in China. Our business is therefore dependent upon production activities in sectors of the of end customers. The historical performance and outlook for our business is influenced by numerous factors, including the following:

●	Economic Cycles – demand for the products we manufacture is dependent on general economic cycles and manufacturing and production plants end markets;
●	General Competition – Our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us; and
●	Our ability to enhance our operational efficiency.

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Results from Operations

For the Fiscal Years Ended December 31, 2022 and 2021

	For the Fiscal Year Ended December 31,
	2022	2021

Revenues	$6,324,924	$8,545,241
Cost of revenues	(3,934,288)	(5,281,226)
Gross profit	2,390,636	3,264,015

Marketing expenses	(215,216)	(552,571)
Research and development expense	(440,627)	(649,772)
General and administrative expenses	(1,469,071)	(1,108,698)
Total operating expenses	(2,124,914)	(2,311,041)

Operating income	265,722	952,974

Other (expenses) income
Other income	324,533	202,604
Other expenses	(150,604)	(191,761)

Total other income	173,929	10,843

Income before taxes	439,651	963,817

Provision for income taxes	(17,176)	(103,128)

Net income	$422,475	$860,689

Revenue

Our revenue decreased by approximately $2.22 million or 25.98%, to approximately $6.32 million for the year ended December 31, 2022 from approximately $8.55 million for the year ended December 31, 2021. The decrease in revenue was primarily driven by decrease in market demand for heat exchanger products, which represents approximately 16.54% and 35.00% of the total revenue for the year ended December 31, 2021 and December 31, 2022 respectively. The following table further illustrates revenue by major products for the years ended December 31, 2021 and December 31, 2022.

	2022		2021
	Revenue	% to total revenue	Revenue	% to total revenue	Increase / (decrease) in revenue
Product	$	%	$	%	$
Encloser Cooler	3,325,028	52.57%	3,480,807	40.73%	(155,779)
Enclosure Ventilation	1,356,160	21.44%	1,378,020	16.13%	(21,860)
Heat Exchanger	1,046,267	16.54%	2,991,234	35.00%	(1,944,967)
Enclosure Lights and Monitor	418,992	6.62%	435,971	5.10%	(16,979)
Cabinet Heater	178,477	2.83%	259,209	3.04%	(80,732)
	6,324,924	100.00%	8,545,241	100.00%	(2,220,317)

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Our results of operations are affected by seasonal factors. We typically have lower revenues during the first quarter of each year, primarily due to fewer transactions and orders before the Chinese New Year holidays. We generally have higher revenues in the second quarter of the year given that market demand on our products, in particular for Encloser Cooler, is higher during the summer season. We expect such seasonal pattern of our results of operations to continue in the foreseeable future.

Gross Profit

Our gross profit decreased by approximately $0.87 million, or 26.76%, to approximately $2.39 million for the year ended December 31, 2022 from approximately $3.26 million for the year ended December 31, 2021. Gross profit margin was 37.80% for the year ended December 31, 2022, as compared to 38.20% for the year ended December 31, 2021. The decrease in gross profit was consistent with the decrease in revenue for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Marketing expenses

Our marketing expenses mainly consist of staff costs and sales commission, and decreased by approximately $0.34 million, or 61.05% to approximately $0.22 million for the year ended December 31, 2022 as compared to approximately $0.55 million for the year ended December 31, 2021. The decrease in marketing expenses was mainly due to no sales commission for the year ended December 31, 2022. According to the Company’s policy, sales commission will incur when there are new customers. Due to the decrease in market demand as mentioned above and the outbreak of COVID-19, there were no new customers during the year ended December 31, 2022. However, as the market is recovering from COVID-19 since the first quarter of the year ending December 31, 2023, we expect that the market demand will continue to grow for the rest of the year. During the year ended December 31, 2021, sales commission amounting to approximately $0.30 million was incurred.

General and administrative (“G&A”) expenses

Our general and administrative expenses mainly consist of general office expenses, legal and professional fees, rental expenses, increase in allowance of expected credit loss and payroll expenses. Our G&A expenses increased by approximately $0.36 million, or 32.50% to approximately $1.47 million for the year ended December 31, 2022 as compared to approximately $1.10 million for the year ended December 31, 2021. The increase of G&A expenses was mainly due to an increase in general office expenses, payroll, rental expenses and in allowance for expected credit loss totaling approximately $0.35 million.

Particularly, our general office expenses, payroll, and rental expenses increased by approximately $0.14 million, $0.10 million and $0.02 million, respectively, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. The increase was primarily due to our factories’ move to their current location in early 2022 and our corporate re-organization and re-structuring in 2022. Our allowance for expected credit loss increased by approximately $0.09 million primarily due to the increase of our note receivables of approximately $0.86 million as a result of receiving more bank acceptance bills from customers at the end of 2022 compared to 2021.

Research and Development (“R&D”) Expenses

Our research and development expenses mainly consist of payroll expenses and materials cost utilized for research and development purposes. Research and development expenses decreased by approximately $0.21 million, or 32.2%, from approximately $0.65 million for the year ended December 31, 2021 to $0.44 million for the year ended December 31, 2022. During the year ended December 31, 2022, we decreased our research and development staff from 33 for the year ended December 31, 2021 to 17 for the year ended December 31, 2022 as there were no plans to further develop our software. However, we may increase our research and development staff again when we develop new products in the future.

Other Income

Other income mainly consists of interest income and government subsidies and was increased by approximately $0.12 million, or 60.00%, from $0.20 million for the year ended December 31, 2021 to $0.32 million for the year ended December 31, 2022. Such increase was mainly due to the increase in government subsidies received.

Other Expense

Our other expense mainly consists of interest expenses, sundry expenses and loss on disposal of plant and equipment and it decreased by approximately $0.04 million, or 21.46%, from $0.19 million for the year ended December 31, 2021 to $0.15 million for the year ended December 31, 2022. The decrease in interest expenses was mainly due to fewer invoice financing activities in the year ended December 31, 2022. Sundry expenses decreased by approximately $0.03 million, as a result of strengthening our costs control for the year ended December 31, 2022. However, such decrease was partially offset by an increase in loss on disposal of plant and equipment for the year ended December 31, 2022.

Provision for Income tax

Our provision for income tax was $0.02 million for the year ended December 31, 2022, a decrease of approximately $0.09 million or 83.34%, as compared to $0.10 million for the year ended December 31, 2021. The decrease of income taxes was mainly due to the decrease in assessable profits generated by the Company.

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Cash Flow Summary

	For the Fiscal Year Ended December 31,
	2022	2021
	Audited	Audited
Net cash provided by (used in)
Operating activities	$982,048	$250,992
Investing activities	(90,377)	(67,628)
Financing activities	(539,845)	164,886
Net increase in cash and cash equivalents	351,826	348,250
Effect of foreign currency translation	(78,888)	22,210
Cash and cash equivalents, beginning of period	663,319	292,859
Cash and cash equivalents, end of period	936,257	663,319

Operating Activities

Net cash used in operating activities for the fiscal year ended December 31, 2022 was approximately $0.98 million which was primarily attributable to net income of approximately $0.42 million, adjusted for non-cash items of approximately $0.55 million, and adjustments for changes in working capital of approximately $8,618.

The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $1.01 million primarily due to the decrease in revenue during the year ended December 31, 2022 as more customers settled receivables by using notes receivables around the end of 2022 compared to the end of 2021;
(ii)	increase in note receivable of approximately $0.86 million primarily due to more bank acceptance bills being received from customers at the end of 2022 compared to 2021;
(iii)	increase in deposits, prepayments and other receivables of approximately $0.12 million primarily due to more deposits being paid for tender bids;
(iv)	decrease in inventory of approximately $0.42 million due to the significant outbreak of COVID-19 in Guangdong Province from around December 2022 through January 2023, resulted in the temporary suspension of our production plant and decrease in inventory levels;
(v)	decrease in receipts in advance of approximately $0.15 million due to fewer deposits being received from customers as the market demand for our products decreased;
(vi)	decrease in operating lease liabilities of approximately $0.11 million due to the expiration of certain leases in 2023 and 2024;
(vii)	decrease in tax payables of approximately $0.19 million due to a decrease in tax provisions.

Net cash used in operating activities for the fiscal year ended December 31, 2021 was $0.25 million, which was primarily attributable to a net income of approximately $0.86 million, adjusted for non-cash items for approximately $0.43 million and adjustments for changes in working capital for approximately $1.04 million.

The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $2.04 million primarily due to more revenue being generated for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increased market demand during the year ended December 31, 2021 was driven by the government subsidy in heat exchanger market.

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(ii)	decrease in deposits, prepayments and other receivables of approximately $0.14 million primarily due to our our factories’ move to their current location, which started and was completed in early 2022 and therefore minimizing the prepayments for the raw materials purchased from our suppliers;
(iii)	decrease in inventory of approximately $0.44 million due to our factories’ move to their current location in early 2022 and therefore minimizing our inventory levels as of December 31, 2021;
(iv)	decrease in accounts payable of approximately $0.49 million due to our planned factories move to their current location in early 2022 and minimizing the raw materials purchased in late 2021;
(v)	increase in accruals and other payable of approximately $0.54 million mainly due to the increase in accrued professional fees incurred for our listing process;
(vi)	increase in receipts in advance of approximately $0.39 million due to our planned factories move to their current location in early 2022, which led to a slowdown in production in late 2021. As such, we had more non-completed orders from customers on December 31, 2021 compared to January 1, 2021.

Investing Activities

Net cash used in investing activities were approximately $0.09 million and $0.07 million for the fiscal years ended December 31, 2022 and December 31, 2021 respectively. It was primarily attributable to the purchase of plant and equipment of approximately $0.09 million and $0.07 million for the fiscal years ended December 31, 2022 and December 31, 2021 respectively.

Financing Activities

Net cash used in financing activities was approximately $0.54 million for the year ended December 31, 2022. It was primarily attributable to the repayment of bank loans of approximately $2.03 million, advances to related parties, primarily Mr. Bin Lin, of approximately $1.37 million, offset by proceeds from new bank loans of approximately $3.05 million.

Net cash provided by financing activities was approximately $0.16 million for the year ended December 31, 2021. It was primarily attributable to the proceeds from new bank loans of approximately $2.02 million, repayment from the related parties, primarily Mr. Bin Lin and Leizig (Guangdong) Thermoelectric Technologies Co., Ltd (“Leizig Thermoelectric”), of approximately $0.78 million, offset by the repayment of bank loans of approximately $2.48 million.

Liquidity and Capital Resources

Primary Sources and Uses of Liquidity

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and short-term loans with certain banks in the form of a series of loan agreements. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of products to our customers at margins sufficient to cover fixed and variable expenses.

As of December 31, 2022, and 2021, we had cash and cash equivalents of $936,257 and $663,319, respectively. We believe that our current cash and cash equivalents, proceeds from additional equity and debt financing and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We do not have any amounts committed to be provided by our related parties and we do not believe our working capital needs will be negatively impacted without such funds provided by related parties. We are also not dependent upon this Offering to meet our liquidity needs for the next twelve months.

Substantially all of our operations are conducted in China and a majority portion of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB).

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Credit Facility

We mainly finance our operations through short-term loans provided by a syndicate of banks, as listed in Note 11 under our Consolidated Financial Statements. As of December 31, 2022, we had 6 outstanding bank borrowings provided by two banks, totaling RMB11.31 million in the aggregate, or approximately $1.64 million. 4 of these borrowings has a repayment term of one year and the remaining 2 borrowings has a repayment term of more than one year, as per our agreement with the bank, all of the bank borrowings can be renewed. These borrowing either have a fixed interest rate or a variable rate. We plan to repay outstanding principal and interest of each borrowings either by our working capital or the funds from the renewal of a loan from the same bank or loans from other banks.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of plant and equipment as a result of our business growth. Our capital expenditures amounted to approximately $0.09 million and $0.07 million for the years ended December 31, 2022 and 2021, respectively.

Contractual Obligations

There were no significant contractual obligations and commercial commitments, other than our bank borrowings, as of December 31, 2022 and 2021. See “—Results from Operations—Liquidity and Capital Resources—Credit Facility” above for more details.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. We make these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates. Our most critical accounting policies are summarized below.

Cash and cash equivalents

We consider cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution.

Deposits and prepayments

We make a deposit payment to suppliers for the procurement of products and services. Upon physical receipt and inspection of products or provision of services from suppliers, the applicable amount is recognized from deposits and prepayments to cost of revenues.

Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. We typically apply a salvage value of 5%. The estimated useful lives of the plan and equipment are as follows:

Equipment	5-10 years
Furniture and fixtures	3-10 years
Motor vehicles	10 years
Software	10 years

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The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in our results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Accounting for the impairment of long-lived assets

We annually review our long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if we have inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than our expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs are determined on a first-in, first-out basis. Net realizable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

Lease

Effective January 1, 2019, we adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. We also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as we do not have reasonable certainty at lease inception that these options will be exercised. We generally consider the economic life of our operating lease ROU assets to be comparable to the useful life of similar owned assets. We have elected the short-term lease exception; therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Our leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of December 31, 2022 and 2021, there were $128,915 and $251,462 right of use (“ROU”) assets and $223,092 and $357,361 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. Our management believes that using an incremental borrowing rate of the PRC Loan Prime Rate (“LPR”) (interest rate of short-term bank loans as mentioned in note 7) was the most indicative rate of our borrowing cost for the calculation of the present value of the lease payments; our rate was 4.75%.

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Emerging Growth Company Status

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to SEC reporting companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to, among other things:

●	present more than two years of audited financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure in our registration statement of which this prospectus forms a part;

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

●	disclose certain executive compensation related items.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of this Offering, (ii) the last day of the fiscal year during which we have total annual gross revenue of at least $1.235 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Common Shares that are held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Quantitative and Qualitative Disclosures about Market Risk

Risk management overview

We had exposure to credit, cash flow interest rate risk, foreign exchange risk, economic and political risks and inflation risk. This note provides information about our exposure to each of these risks, our objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

Credit risk

Accounts receivable

In order to minimize the credit risk, our management has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that our credit risk is significantly reduced. The maximum potential loss of accounts receivable for the year ended December 31, 2022 is approximately $2.66 million.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. We are exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits and other receivables

We assessed the impairment for our other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by us, the directors consider the loss allowance for deposits and other receivables as of December 31, 2022 and 2021 is $2,054 and $90 respectively.

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Cash flow interest rate risk

We are exposed to cash flow interest rate risk through the changes in interest rates related mainly to our variable-rates line of credit, short-term bank loans and bank balances.

We currently do not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor our exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1% higher or lower and all other variables were held constant, our post tax profit for the years ended December 31, 2022 and 2021 would have decreased or increased by approximately $11,750 and $9,302, respectively.

Foreign exchange risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect our financial position as a result of a change in foreign currency exchange rates.

Our monetary assets and liabilities are mainly denominated in RMB, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the our directors, the currency risk of $ is considered insignificant. We currently do not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

Economic and political risks

Our operations are mainly conducted in China. Accordingly, our business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in China.

Inflation risk

Management monitors changes in prices levels. Historically inflation has not materially impacted our audited consolidated financial statements; however, significant increases in the price of labor that cannot be passed to our customers could adversely impact our results of operations.

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INDUSTRY

Overview of China Manufacturing Industry

According to the Ministry of Industry and Information Technology, in 2022, China has maintained its position as the world’s largest manufacturing hub for 13 straight years, accounting for nearly 30 percent of global manufacturing output in 20224. China evolved from a low-cost manufacturer in the past and became a more advanced technology driven manufacturer with the use of more robots and more advanced technologies. Facing the increase in competitiveness of the manufacturing industry aiming for lower cost yet with better quality, the value chain and logistics are becoming more complex, of which China has built a sophisticated value chain to support its growing manufacturing industry.

China Manufacturing Purchasing Managers Index (PMI)

Unit: %
	PMI*	Production Index	New Orders Index	Raw Materials Inventory Index	Employment Index	Supplier Delivery Time Index
2022-February	50.2	50.4	50.7	48.1	49.2	48.2
March	49.5	49.5	48.8	47.3	48.6	46.5
April	47.4	44.4	42.6	46.5	47.2	37.2
May	49.6	49.7	48.2	47.9	47.6	44.1
June	50.2	52.8	50.4	48.1	48.7	51.3
July	49.0	49.8	48.5	47.9	48.6	50.1
August	49.4	49.8	49.2	48.0	48.9	49.5
September	50.1	51.5	49.8	47.6	49.0	48.7
October	49.2	49.6	48.1	47.7	48.3	47.1
November	48.0	47.8	46.4	46.7	47.4	46.7
December	47.0	44.6	43.9	47.1	44.8	40.1
2023-January	50.1	49.8	50.9	49.6	47.7	47.6
February	52.6	56.7	54.1	49.8	50.2	52.0
March	51.9	54.6	53.6	48.3	49.7	50.8
April	49.2	50.2	48.8	47.9	48.8	50.3
May	48.8	49.6	48.3	47.6	48.4	50.5
June	49.0	50.3	48.6	47.4	48.2	50.4
July	49.3	50.2	49.5	48.2	48.1	50.5
August	49.7	51.9	50.2	48.4	48.0	51.6

Note:

* Calculation Methods of Manufacturing PMI: Manufacturing PMI was calculated according to five diffusion indices (“group indices”) and their weights. The five group indices and their weights were determined in accordance with their impact on the economy. Specifically, new orders index is weighted at 30%; production index is weighted at 25%; employment index is weighted at 20%; supplier delivery time index is weighted at 15%; raw materials inventory index is weighted at 10% (Source: http://www.stats.gov.cn/english/PressRelease/202309/t20230904_1942549.html). The supplier delivery time index is a converse index, and a converse calculation is needed when combining it into PMI.

Source: National Bureau of Statistics of China, September 1, 2023.

Since the reopening of borders in January 2023, the factories in China gradually resumed operations and drove the increase of PMI. The PMI is indicative of the health of China’s manufacturing sector.

China’s economic activity picked up in the first two months of 2023 as consumption and infrastructure investment drove recovery from the pandemic’s disruption. As of August 2023, the PMI index resumed back close to 50. An index above 50 signifies activity growth in the manufacturing sector.

Importance of enclosure climate cooling

In the manufacturing industry, enclosure climate controls are mainly used to protect electronic components and devices from aggressive media such as humidity, water, oil-contaminated ambient air, and also dust in the ambient air, to ensure the electronic components inside the manufacturing system are working in a controlled environment for proper functioning. If any of these factors are not properly controlled, electronic components may fail, or decrease their life expectancy, eventually leading to the shut-down of entire manufacturing systems. The failure of a manufacturing system or production plant generates costs that can add up to huge sums.

In addition to negative external influences such as oil-contaminated and humid ambient air and dust, heat is one of the primary enemies of today’s high-performance electronic and microelectronic components in enclosures. Based on the Arrhenius equation, the service life of these electronic components can be estimated to be halved for every 10 °C (Δ10 °K = Δ10 °C) increase in temperature above the recommended maximum operating temperature.5

4 Source: https://www.gov.cn/xinwen/2023-03/19/content_5747420.htm

5 WHITE PAPER: Industrial Enclosure Cooling Applications – Filter Fans published by Rittal Corporation

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Enclosure Cooling Methods

The two major factors to consider a suitable climate control product for a given application are 1) temperature and 2) the cleanliness of the environment. The following chart demonstrated the ideal scenarios for each of the major climate control protection methods.

Source: WHITE PAPER: Industrial Enclosure Cooling Applications – Filter Fans

Among the major climate control protection methods, the air conditioner is one of the most common methods of applying climate cooling to enclosures due to its wide range of cooling capacities, energy efficiency and customizable options. Compared to the filter fan, the enclosure air conditioner offers closed-looped enclosure cooling solutions to systems that specially require closed-looped cooling.

The filter fan is also another common active enclosure cooling application based on the ease of installation and cost effectiveness, both in acquisition cost and operating cost. Filter fans may seem to have a narrow window of applications on surface but the fact is there are many instances where filter fans are successfully deployed as the primary climate control option in a clean machinery operating environment.

Based on our experience, the air conditioner and filter fan would need to be replaced from the enclosures every 5-8 years and every 3-5 years respectively. To avoid failure of a manufacturing system or production plant, end customers would need to ensure their machinery has to maintain an effective climate cooling system, i.e. replacing air conditioner and filter fans from time to time to keep the machinery in the manufacturing system or production plant operating under normal working temperatures.

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Enclosure Air Conditioners Climate Control Equipment Market in China

China has become an exporter of enclosure air conditioners. The supply of enclosure air conditioners in China is greater than the domestic demand. Further, China’s enclosure air conditioner climate cooling production are expected to grow from approximately 1.02 million units in 2022 to approximately 1.85 million units in 2029 at a CAGR of 8.83%.

Source: ZYHTYJY, 2023-2029 Market Trend and Analysis on Global and China Air Conditioner Enclosure Climate Control

In 2022, approximately 68.1% of the demand originated from the East China, South China, and North China regions collectively. According to the forecast, it is expected that the market size of the enclosure air conditioner market in the East China, South China and North China regions will grow at a CAGR of approximately 9.8%, 10.1%, and 9.3% respectively from 2023 to 2029.

Source: ZYHTYJY, 2023-2029 Market Trend and Analysis on Global and China Air Conditioner Enclosure Climate Control

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Recent Trends – Excessive Heat Emission Issues in The Energy and Manufacturing Industries

In recent years, the climate has become more uncertain and more drastic. For example, in the past thirty years, heat waves occur more often globally. According to the China Meteorological Administration, China has the highest average temperature for the summer since its record in 19616. Therefore, in order to ensure equipment functions properly and reliably, enclosure climate control equipment is becoming more important.

Furthermore, with the advancement of automation technology and mobile Internet, more and more electrical equipment is being used and more powerful electronic components are packed inside equipment. In particular, most electrical equipment in wind power plants and renewable energy vehicles generate an excessive amount of heat and causes thermal deformation and thermal aging of equipment. Because of the heat, electrical equipment efficiency and equipment product life are reduced. The increasing heat emission of electrical equipment has driven market demand for climate control and cooling system products to help protect electrical cabling and other electrical components in the machines from being potentially damaged and help optimize equipment working efficiency.

1) Wind Power Market

Wind power systems capture natural air currents and convert them, first to mechanical energy and then electricity with the help of wind turbines, which are very long, highly-engineered blades spinning on steel towers, and some that are tens of meters high. More than a hundred wind turbines catch fire each year.7 One of the common causes is overheated equipment.8 Highly flammable materials such as hydraulic lubrication oil and plastics are in close proximity to machinery and electrical wires inside the nacelle. Any faulty wiring or overheating of the machinery may cause a fire incident.9 The results are catastrophic. Therefore, the electronics in their nacelles, such as generators and power converting devices, need significant thermal management to function continuously.10

Not only can heat potentially cause fire and damage wind turbines, the excessive heat emission generated by wind turbines can also reduce the generator’s working efficiency.11 Generating electricity always entails the loss of heat, causing the generator’s copper windings to get hot. Larger capacity generators are even further challenged. Air cooling and enclosure climate cooling products have been used effectively in wind turbines to dissipate excessive heat emission, providing market opportunities for enclosure climate control and cooling system products.12

In recent years, China’s wind power market has continued to grow. In 2010, China had about 41.8 Giga Watt (GW) of installed wind power capacity, ranking first in the world.13 In 2015, China’s installed wind power capacity exceeded 100 GW. In 2019, it exceeded 200 GW, and in 2021 it exceeded 300 GW.14 In 2021, China’s wind power generation capacity is 1.4 times that of the European Union and 2.6 times that of the United States, ranking first in the world for 12 consecutive years.15 Chinese government’s policy incentive has played a vital role in China’s wind turbine development.16 More and more wind turbines are being produced in China due to the Chinese government’s policy incentive, thereby leading to higher demand for enclosure climate control and ventilation products.

6 China has hottest summer since 1961 by national average temperature, Source : http://en.people.cn/n3/2018/0828/c90000-9494732.html

7 Fire Are Major Cause of Wind Farm Failure, According to New Research published on July 17, 2014 by Imperial College of London

8 Id.

9 Id.

10 Industry Developments: Cooling Electronics in Wind Turbines published on December 21, 2016 by Advanced Thermal Solutions

11 Wind Turbine Generators published on August 6, 2000 by Danish Wind Industry Association, Source: http://xn--drmstrre-64ad.dk/wp-content/wind/miller/windpower%20web/en/tour/wtrb/electric.htm

12 Id.

13 China’s Wind Energy Development and Prediction Thesis published in 2010 by Graduate Program in East Asian Languages and Literatures at the Ohio State University, Source: https://etd.ohiolink.edu/apexprod/rws_etd/send_file/send?accession=osu1275450139&disposition=inline

14 Id.

15 China’s Wind Energy Development and Prediction Thesis published in 2010 by Graduate Program in East Asian Languages and Literatures at the Ohio State University

16 Id.

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Source: Global Wind Energy Council (GWEC), China’s National Energy Administration (NEA)

Source: Global Wind Energy Council (GWEC), Source: https://www.chyxx.com/industry/1107306.html

For fiscal years ended December 31, 2021 and 2022, we generated approximately US$0.76 million or 8.9% of total revenue and approximately US$1.13 million or 17.9% of total revenue, respectively, from wind power-related clients.

2) Automotive manufacturing market

In automotive manufacturing plants, machines and components in the assembly lines generate excessive amount of heat and cause thermal deformation and thermal aging of the manufacturing equipment, particularly equipment that are commonly-used in vehicles manufacturing factories such as hydraulic presses, mechanical presses, cranes on the top of the assembly lines, welders, and stud welder conveying equipment. Because of the heat, electrical equipment efficiency and the equipment product life are reduced. Due to the extended use time, high power, and high heat generation of the machine, it is necessary to use ventilation or cooling equipment to cool down the equipment so that it will not cause malfunction due to overheating, which could affect the production progress. As one of the important components of the vehicles manufacturing plants, the enclosure climate control and cooling system equipment can ensure the stable operation of manufacturing lines.

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In recent years, China’s renewable energy vehicle market has been developing rapidly and become one of the growth drivers of the automotive manufacturing market in China. The growth momentum of the market has begun to shift from policy promotion to consumers’ demand. Private consumers have become the main consumers of renewable energy vehicles. According to the data of the China Association of Automobile Manufacturers, a total of 1.367 million renewable energy vehicles were sold nationwide in 2020, accounting for 5% of total automobile sales in 202017. In 2021, 3.52 million renewable energy vehicles were sold in China, accounting for 13.4% of the overall automobile sales of the same year.18

Source: China Association of Automobile Manufacturers (http://www.auto-society.com.cn/news/show-3175.html)

We believe the increase in wind power systems and electric vehicles sales volume shall promote the demand for the enclosure climate control and cooling system equipment in the long term. Wind power farms and automotive manufacturing plant operators will need to increase their enclosure climate control and cooling system equipment along with the increasing production capacity over the years. They will also need to maintain their current enclosure climate control systems and replace cooling equipment to keep facilitates operating at an optimal temperature and avoid overheating.

For fiscal years ended December 31, 2021 and 2022, we generated approximately US$3.50 million or 41.0% of total revenue and approximately US$1.39 million or 22.1% of total revenue, respectively, from electric vehicles manufacturing plants-related clients.

17 http://www.caam.org.cn/chn/4/cate_30/con_5232919.html

18 http://www.caam.org.cn/chn/4/cate_154/con_5235337.html

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BUSINESS

Overview

We are a Cayman Islands company incorporated on May 6, 2022 as a holding company of our business, which is primarily operated through our indirectly wholly-owned PRC subsidiary, Moonger, which holds 92.5% and 100% of equity interest in our PRC subsidiaries, Leizig and GZ Boring Ape, respectively. Moonger obtained control over Leizig and GZ Boring Ape on November 30, 2017 and October 21, 2022 respectively.

Moonger was co-founded by Mr. Bin Lin and Mr. Shengguang Zhang in the People’s Republic of China on September 11, 2012 with a registered and paid-in capital of RMB 500,000 (approximately, $72,493). In April 2023, Moonger held a shareholders’ meeting and passed a resolution, agreeing to increase the capital of Moonger to RMB 11,235,955.07 (approximately, $1,629,060) and in May 2023, Moonger was converted into a Wholly-Foreign Owned Entity (“WFOE”) with the inclusion of a non-PRC shareholder, Leyon as its sole shareholder. We, Leizig Thermal Management Co., Ltd., are the parent of Leyon.

GZ Boring Ape was co-founded by Mr. Bin Lin and Mr. Shiqiang Zhang in the People’s Republic of China on June 25, 2013. GZ Boring Ape was primarily intended to develop the Cable Joint Fault Diagnosis and Analysis System (“CJFDAS”) and the High Concurrency Data Transmission Software for Servers (“HCDT”). CJFDAS was intended to help users in the power industry to accurately and quickly identify joint faults and take appropriate measures to repair them, thus improving maintenance and repair efficiency. HCDT was intended to integrate data collected from equipment and through web browsers for monitoring purposes. We decided to discontinue the software development of CJFDAS and HCDT because of the availability of free third party software with like capabilities. Accordingly, GZ Boring Ape did not generate any revenue in the financial years ended December 31, 2021 and 2022 and has no material impact on our operations.

Based in Guangzhou, the People’s Republic of China, Leizig is a manufacturer of enclosure climate controls, with a focus on industrial cabinet ventilation, refrigeration, dehumidification, heat exchange, heating, lighting and environmental monitors. Moonger is mainly engaged in software development and providing software and information technology services, and it holds equity interest in our PRC subsidiaries. GZ Boring Ape focuses on software development.

Moonger’s and Leizig’s products fall into the following broad categories:

●	Encloser Cooler, i.e. cooler products with metal housing and with completely external mounting installation with recessed mounting and boltless installation,
●	Heat Exchanger, i.e. cooler products involving completely independent internal air circuit from the external air circuit to ensure clean air in the control cabinet,
●	Enclosure Ventilation, i.e. industrial enclosure side-mounted filter fan which boast an ultra-thin design and can be installed without screws,
●	Cabinet Heater, i.e. compact device used to prevent electrical cabinets from condensing and frosting over by controlling the fan, and
●	Enclosure Lights and Monitor, i.e. integrated lampshade, spare plug, door switch and lamp.

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Moonger plans to launch other value-added services including maintenance push notifications and product sales recommendation services.

Our Products

Our subsidiaries, Moonger and Leizig manufacture and sell the following categories of products:

Series	Unique Features
Encloser Cooler	The Encloser Cooler series of products have the following characteristics:

●	Fin airstream guidance design for the evaporator;

●	Metal housing;

●	Completely external mounting installation with recessed mounting and boltless installation available as an option for the 5FCC/FCC/ECC series;
●	Corrosion-resistant nano-coating technology;

●	Remote control via a RS485 port.

The products are engineered to be low-maintenance and to operate under severely challenging environments, for example, where there are high temperatures (as high as 55 degree Celsius), dust, vibrations, magnetic fields and the presence of corrosive gas. They boast a large cooling output compared to the products’ small size. The products feature an extra-long external circulation air path, powerful airflow and the elimination of hot spots to optimize performance and prevent short circuits to the system.

Heat Exchanger

The Heat Exchanger series of products are a completely independent internal air circuit from the external one to ensure clean air in the control cabinet. The internal circuit and external circuit of air/air heat exchanger are hermetically isolated from each other to avoid the intrusion of water, moisture and dusts from outside. The sealed internal circuit design of the air/water heat exchanger is particularly suitable for the extreme outdoor environment.

The product adopts the principal of phase change and when in use, it goes through the following cycle: firstly, encapsulated refrigerant is vaporized from the bottom of the vertical pipe by endothermic evaporation, then liquid refrigerant is exothermically condensed at the top of the pipe, and then the liquid refrigerant flows back along the pipe wall to the bottom of the pipe to re-absorb heat. As such, they are relatively easy to maintain and do not require filter replacement.

They are also rainproof, protected from lightning, insects and radiation and contain anti-theft features to ensure the safety of the cabinet.

The units utilize the Company’s advanced patented technology, which boosts the heat exchange proficiency. The optional temperature and humidity alarms help to monitor the enclosure climate conditions and the optional heater ensures that electrical elements installed within the enclosure work even in very low temperatures.

Its compact design makes it ideal for side and top mountings.

The products are user-friendly and may be semi-recessed (bolt/boltless) mounted or completely externally mounted.

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Recooling	The Recooling product is used in conjunction with the TAW air/water heat exchanger high cooling capacity output is required. It is especially suitable for use under extreme environmental conditions. It is simple to connect and easy to install.

Enclosure Ventilation

The Enclosure Ventilation series of products boast an ultra-thin design and can be installed without screws. The use of ABS plastic allows this product to conform with the UL 94V0 standard in relation to its flame retardant performance.

The industrial enclosure side-mounted filter fan utilizes the positive pressure to absorb the outside ambient air. The filter pad will obstruct all dust particles over the size of 10 micrometer so that positive pressure is built up inside enclosure to prevent the dust from entering. The filter fan is designed to guarantee the maximum airflow to offset the high-pressure resistance in the enclosure where the electrical elements are densely installed.

The structural flap design facilitates the replacement and cleaning of filter pad. A special grille prevents debris and vapors from entering and the standard fiber filter pad provides up to IP54 class protection while the corrugated filter pad will enhance it to IP55.

No additional accessories are needed in their IP54 standard configuration. They may be easily installed on the side or on top with clip-ons. These products come with optional add-ons such as remote monitoring, temperature controls and electromagnetic capabilities.

Cabinet Heater

The Cabinet Heater is a compact device used to prevent electrical cabinets from condensing and frosting over by controlling the fan. It comes equipped with temperature controls and overheating protection functions to precisely control the temperature. When the ambient temperature rises above a set point, the thermostat is switched off and the heater stops working. Conversely, when the ambient temperature falls below the set point, the thermostat is switched on and the heater starts working. The Cabinet Heater comes with an optional fan control function which monitors and regulates the fan in real time.

It may be side mounted with bolts or Deutsche Institut fur Normung (“DIN”) rails or bottom mounted with bolts.

Enclosure Lights and Monitors

The Enclosure Lights and Monitors function as an integrated lampshade, spare plug, door switch and lamp. They come in multi-voltage selection for various applications. The smartly designed simple lamp, an LED ultra-thin light, can be flexibly configured in any position in the cabinet.

They are typically used to regulate the filter fan or heater, through thermal expansion and contraction of the NC, NO and bimetal contacts. Humidity is controlled below the dew point by a hygrostat.

Orders, Manufacture and Order Fulfilment

Customers place orders with the sales order processing center, which is responsible for confirming the order information with the customers and formulating a production plan with the production department of the factory.

Due to the differences in working conditions, working environment, cooling capacity, temperature control accuracy, etc. of downstream equipment, our products typically need to be designed according to each customer’s specific needs. Production or design adjustments are made to existing product stereotypes and “built to order”.

The technical service department carries out product design according to customer needs and compiles the Bill of Materials (“BOM”). The purchasing department then purchases the raw materials according to the BOM. The production department plans the production and assembly schedule based on the order delivery requirements and the availability of raw materials and time to and progress of manufacture. For generic products that have a stable demand, while meeting the order requirements of a customer for production, Moonger or Leizig, as the case may be, may also pre-produce some products as reserves, leveraging on economies of scale to improve the supply efficiency of subsequent orders.

Moonger and Leizig’s manufacturing plant is located in Guangzhou, Guangdong Province, China, where the supply chains and manufacturing activities, especially in industrial automation, electric power, automobiles, beverages, and new energy are concentrated and modes of transportation are varied and convenient.

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In order to improve production efficiency, certain simple, technically uncomplicated and value-added processes such as producing shell sheet metal and spray-painting shells may be outsourced to manufacturers, leveraging on the latter’s professional processing and production facilities. Raw materials are sent to these manufacturers who would manufacture the products based on design drawings and technical requirements provided by us. The finished products are returned to Moonger or Leizig for completion. Entrusting the above processes to a third-party can better utilize economies of scale and make more efficient use of existing production sites. We have developed a reliable list of outsourcing manufacturers who meet our diverse scales of production and quality standards.

Once the products are manufactured, they are warehoused and await inspection by the Quality Department.

During this time, the warehouse would provide feedback to the sales order processing center to keep it constantly apprised of the process of inspection. In the meantime, the sales order processing center would confirm the shipment information with the customer before shipment, and reconcile the payment and billing information with the finance department.

The warehouse would be responsible for requisitioning shipment, arranging the logistics for shipment and delivery. Depending on the destination, shipment may be via land transportation, professional logistics company transportation or through a private logistics arrangement by the customer or via ships, typically on CIF or FOB terms. After the products are shipped, it would notify the sales order processing center which will then be responsible for tracking the shipment, contacting the customer to receive the goods in a timely manner, and the business is completed after the customer signs the delivery note.

A typical cycle from receipt of a customer’s customer to manufacture/warehouse and delivery ranges from 10 days to 40 days.

Set out below is a simple chart showing a summary of our business processes:

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Pricing and Marketing

The pricing of Moonger and Leizig’s products is a result of making inquiries, verifying and comparing the prices of similar products in the market and negotiation of prices for our outsourced products. We have taken the following measures to stave against payment defaults, inflation and supply chain issues:

Supply chain

Raw materials, equipment and other materials required for the production and operations are purchased by our supply chain department monthly. Based on production demands and inventory levels, the supply chain department uses the Enterprise Resource Planning (“ERP”) system to compile the procurement plan for the month.

Moonger and Leizig have formulated a supplier management system, which expands procurement channels for principle raw materials, encourages many suppliers to bid competitively, and ensures the quality of raw materials and timely delivery. At the same time, we closely monitor price trends of raw materials, market forecasts and adjust raw material reserves accordingly.

For the fiscal year ended December 31, 2021, Leizig Thermoelectric accounted approximately 18.8% of the annual purchases. Mr. Bin Lin, our Chief Executive Officer, is the sole shareholder and a director of Leizig Thermoelectric. Leizig Thermoelectric is in the business of research and development, and production of semi-conductor materials for thermoelectric power generation. Its main focus is on the application of thermoelectric materials in various wireless and passive sensors. Leizig Thermoelectric supplies wireless and passive state sensors to Leizig. Such sensors are used on compressor exhaust pipes for deploying refrigeration machine Internet of Things (“IoT”) systems, which allows customers to monitor the factory’s thermal management via the IoT network. These supplies are sold to Leizig at prices and on terms negotiated at arm’s length. Leizig has a set of internal procurement policies to ensure a reasonable unit cost of purchased supplies and effective cost control. Leizig and Leizig Thermoelectric are unrelated other than sharing a common shareholder, officer and director. Because they are engaged in different lines of business, there is no conflict of interest between these two entities.

For the fiscal year ended December 31, 2022, none of our top 10 suppliers accounted for more than 10% of our annual purchases.

Manufacture

By and large, Moonger and Leizig’s production plan is driven by customer orders. However, they may, on occasion, pre-produce parts that in regular demand or where they can benefit from economies of scale by over-producing them.

Sales

For some long-term customers, they have signed an annual framework agreement. The agreement typically provides that during the contract year, the customers may issue orders for certain agreed upon products types based on certain settlement terms, production and delivery schedules. Given the long-term cooperative nature of such agreements, a payment credit period of no more than 120 days is typically applied.

For the fiscal year ended December 31, 2021, Xiangtan Electric Manufacturing Co., Ltd. and Guangdong Mingyang New Energy Technology Co., Ltd. accounted for approximately 10.9% and 10.2% of the sales. For the fiscal year ended December 31, 2022, Xiangtan Electric Manufacturing Co., Ltd. accounted for approximately 12.6% of the sales. No other customer accounted for more than 10% of annual sales.

For infrequent sales transactions or special customized products, we typically ask for pre-payments in advance of production and payment of delivery charges.

Pricing

Moonger and Leizig adopt the cost-plus method in determining the pricing of our products. On the basis of the product cost, combined with the market conditions, they will negotiate with the customers to determine the applicable prices for our products.

With wildly fluctuating prices of raw materials, they will transfer part of the upward pressure of raw materials to downstream customers through product pricing adjustment, so as to reduce the impact of the increase of raw material prices on our gross profit margin.

In order to concentrate their sales force and focus their marketing, they have set up a marketing department, which works in tandem with their domestic and overseas sales departments. The person-in-charge of product marketing is responsible for planning the marketing mix of products through various channels and regions across the country or the world, guiding and assisting local sales personnel.

They have a sales and marketing network model that spans most provinces and cities in China and in many countries around the world. Presently they have five offices in China – Guangzhou (covering south China), Wuhan (covering central China), Shanghai (covering east China), Beijing (covering North China) and Chongqing (covering west China). The establishment and personnel allocation of each office are approved by the head office, and they sales management personnel is responsible for the daily management of these offices.

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Additionally, they have 42 domestic distributors and eight overseas distributors.

Domestic Direct Sales

Most of their domestic direct sales customers are well-known companies, which are typically Original Equipment Manufacturers (“OEMs”), System Integrators (“Sis”) and Key Account holders (“KA”) in the in the beverage, automobile, power (new energy and power grid), and machine tooling industries. They typically sell them Encloser Cooler, Heat Exchanger, Cabinet Heater and Enclosure Lights and Monitors products, which are used at terminals, design institutes, integrators or equipment manufacturers.

Distributors

In order to expand the breadth and coverage of their market share, they have engaged independent distributors to help market and distribute their products and services. Their distributors are divided into three types: (i) logistics, (ii) service, and (iii) project-based.

Distributor type	Common Characteristics	Exclusive conditions
Logistics distributors

1. An independent agent selling products in our name within the prescribed geographical and product scopes;

2. Possess an authorized distributor certificate and has gone through the relevant product professional training;

1. Provide basic support. 2. Enjoy Grade B discounts on our full suite of products.
Service-oriented distributors

3. Have the ability to directly place orders into our Systems Applications and Products (“SAP”) system.

4. Access to technical support and our full suite of products and promotions according to their respective levels.

5. Entitled to rebates on product sales.

6. Subject to an annual assessment and further rewards based on performance.

1. Provide more guidance and support to customers, and strive to promote distributors to A1 level distributors; 2. Enjoy Grade A2 level discounts on our full suite of products.
Project-based distributors		1. A strategic partnership with priority access to technical support for certain promotions; 2. Enjoy Grade A1 level discounts on our full suite of products.

E-Commerce

Moonger and Leizig promote their brand and products through marketing tools such as targeted e-mail blasts, online shopping malls, industry advertising and telephone marketing. Additionally, they participate in industry exhibitions and seminars. Their sales staff visits customers to foster relationships and understand their customers and the latter’s needs. Online marketing has so far been the most effective method for getting new customers.

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They typically allocate 5% of their operating expenses towards marketing activities. However, with the lockdowns as a result of the COVID-19 pandemic, they have only spent 1% of our operating expenses in marketing but have gradually scaled back their marketing expenses to the level before the COVID-19 pandemic.

They hope to increase brand awareness and turn this into new business opportunities. Additionally, though telephone marketing, they are able to understand their prospectus customers’ needs, recommend appropriate products and finally, recommend business opportunities to our distributors and agents. Armed with real-time feedback, they are able to communicate this to their research and development department and production department so that the necessary productions adjustments may be made and new products developments for the ever-changing market. Products typically sold through these means include spare parts, slow-moving inventory (both raw and finished products), switches.

They strive to remove the middle-man in their sales and deal directly with our customers. Their sales contracts with their customers typically cover the following:

Delivery	The date of delivery, delivery method, place of delivery and method of acceptance are agreed in the sales contract or order.
Acceptance procedures

Products that do not require on-site installation and commissioning or on-site installation and commissioning are accepted after a manual count.

Products that require on-site installation and commissioning or on-site installation and commissioning guidance are issued an acceptance document after completion of the installation and commissioning work.

Warranty and Return Policy

The terms of return and replacement are stipulated to allow returns and replacement of the defective products. Customers are provided a warranty period of 15 months from the delivery date for the products.

Payment and Settlement Terms

They utilize the SAP system to implement different credit policies according to the credit conditions of different customers.

For large, regular customers, settlement methods include wire transfers and bills of exchange, typically on credit terms.

For other customers, payment is made ahead of shipment and/or paid in part ahead of production and the remainder ahead of delivery

After-Sales

Moonger and Leizig have set up a technical after-sales department to provide a unified customer management and after-sales service. They strive to tend to their customers’ needs in a timely manner, and improve customer satisfaction. According to the product type, they assign specialized personnel familiar with the products’ technical specifications to attend to their customers in the hope to maintain good customer relationships and remain competitive in the industry.

Customers

Moonger and Leizig have a diverse portfolio of customers ranging from well-known, large companies to smaller companies. For fiscal 2021, their top 5 customers made up 40.15% (RMB 22,126,058 approximately $3,430,386) of our annual revenue, with two customers individually made up more than 10% of our revenue, totally making up 21.08% (RMB11,618,113 approximately $1,801,252). The rest of their customers individually made up less than 10% of our revenue. By comparison, for fiscal 2022, their top 5 customers made up 33.20% of our revenues with only one customer accounting more 10% of our revenue.

For the fiscal year ended December 31, 2021, Xiangtan Electric Manufacturing Co., Ltd. and Guangdong Mingyang New Energy Technology Co., Ltd. accounted for approximately 10.9% and 10.2% of sales. For the fiscal year ended December 31, 2022, only Xiangtan Electric Manufacturing Co., Ltd. accounted approximately 12.6% of sales. No other customer accounted for more than 10% of annual sales.

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A breakdown of their sales, by products series for the past fiscal years 2021 and 2022 is as follows:

Series of Products	FY 2021			FY2022
	Amount (‘0,000 RMB)	Amount ($)	Percentage of Revenue	Amount (‘0,000 RMB)	Amount ($)	Percentage of Revenue
Encloser Cooler	2,245.13	3,480,807	41%	2,237.24	3,325,028	52%
Heat Exchanger	1,929.35	2,899,850	35%	703.98	1,046,267	17%
Enclosure Ventilation	888.83	1,378,020	16%	912.49	1,356,160	21%
Cabinet Heater	167.19	259,209	3%	120.09	178,477	3%
Enclosure Lights and Monitor	281.20	435,971	5%	281.92	418,992	7%

Below is a breakdown of sales of their products by geographical region:

Region	FY 2021		FY 2022
	Amount ($)	Percentage of Revenue	Amount ($)	Percentage of Revenue
South China	4,133,058	48.37%	2,617,752	41.39%
East China	1,432,307	16.76%	1,423,752	22.51%
North China	1,291,008	15.11%	1,440,921	22,78%
Northwest China	266,992	3.12%	223,604	3.53%
Central China	1,421,876	16.64%	618,960	9.79%
Total	8,545,241	100%	6,324,942	100%

Their products are typically used in downstream application industries, such as in the automobile, beverage, electricity and general equipment industries. Their products are widely distributed geographically. Due to the imbalance in the distribution of economic activity in China, most of clients hail from south, central and eastern China and accordingly, most of sales are from those regions.

Seasonality

Industrial temperature-controlled energy saving equipment are generally not subject to cyclical fluctuations in market demand because the equipment is widely used in many different industries. However, the production and sales of the equipment tend to be higher in the second half of the year in the telecommunication industry as the telecommunication industry players in China normally plan their investments early in the year and implement it later in the year. Additionally, the industrial temperature-controlled energy saving equipment manufacturing industry is not regionally focused. Rather consumers of such equipment are at different locations as such equipment is applied in various sectors of downstream industries, including new energy, smart grid, automobile manufacturing, food manufacturing and other industries. Overall, Moonger and Leizig’s market share of the temperature-controlled energy saving equipment is relatively higher in the developed coastal regions than regions in the mainland.

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Competitive Strengths

We believe that the following strengths have contributed to our success and are differentiating factors that set us apart from our peers.

1. Robust Portfolio of Well-Known Customers and Excellent Customer Service

Through years of market development and business cooperation, Moonger and Leizig have accumulated a number of well-known large customers. These customers are not only an important source of business to them but are also influential is expanding their influence downstream and strengthening their brand.

Moonger and Leizig pride themselves in their customer service. They have established a standard protocol for sales staff to visit customers on a regular basis to fully understand our customers’ needs and improve our products and services. They have established offices in Beijing, Chongqing, Shanghai, Guangzhou, Wuhan and other places to be geographical proximate to their customers in order to solve any problems expeditiously. In the past two years, their customer satisfaction surveys showed a satisfaction rate of 85% to 90%. Although they have received high marks, they believe that there is still room for improvement which they shall strive to achieve.

2. A Reliable Pool of Suppliers

Most of the main raw materials and components used in the production of their products are from well-known brands. They integrate components from industry-leading companies into their products to ensure longevity and reliable operation. They continually strive to improve on the quality of their raw materials and components and over the years, have developed a reliable upstream and downstream supply/customer chain.

3. Quality Products

They pay particular attention to product quality control. They have formulated a series of quality control systems covering procurement, production and research and development, and have established a Quality Department to enforce these systems.

In order to ensure product quality, each new product developed needs to be tested thoroughly. During production, multiple points of inspection are carried out to assure that each process is carried out in accordance with the production plan and upon completion, a final inspection of the product is carried out before it is put in storage. They tie an aspect of our employees’ job performance assessment with the performance of their products. Their products are UL19, CE20 and RoHS21 certified.

19 Underwriters Laboratories (“UL”) — This certification verifies that the products meet (1) safety requirements (i.e., products will not cause casualty, fire or shock), (2) performance requirements, (3) regulatory codes, and (4) other standards. Items bearing the UL mark should state whether or not they are appropriate to be operated in Wet or Dry locations.

20 European Commission (“CE”) — This certifies that the products have met EU health, safety and environmental requirements that ensure consumer and workplace safety.

21 Restriction of Hazardous Substances Directive (“RoHS”) — This is a comprehensive piece of legislation, meant to restrict the concentration of hazardous substances (i.e., cadmium, lead, mercury, hexavalent chromium, brominated flame retardant groups PBBs and PDBEs, and toxic phthalates such as Bis(2-ethylhexyl), Butyl benzyl, Dibutyl, and Diisobutyl) present in electronic and electrical equipment.

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Threats and Challenges

1. We face challenges with hiring and retaining talent

One of the keys to attracting and retaining customers is our ability to comprehend our customers’ needs and the corresponding technicalities in downstream industries. For that, we need a very specific pool of technical talent to work as liaison between our customers and our R&D teams. We are also in need of refrigeration industry experts which would include engineers, managerial talent and marketing talent. Because of the specific nature of the industry we are in, such talent is limited and we face challenges in hiring and retaining such talent.

2. Small scale of capital and limited influence in the international market

We may not have resources or financial capabilities of our other larger competitors and this has constrained our product offerings and limited our expansion. From the perspective of international competitiveness, we are gradually expanding into overseas markets through various methods such as exhibiting in the PRC and abroad, setting up overseas branches, and marketing to existing international customers. We did not generate any material income from overseas clients for the year ended December 31, 2022. In our endeavors to expand into the international market, we have generated revenue of approximately $27,158 from overseas clients for the six months ended June 30, 2023.

3. Macroeconomic and downstream industry fluctuations affect the Company’s performance

Moonger and Leizig are mainly engaged in research and development, production and sales of industrial climate control equipment. Their current products are mainly applied to: computer numerical control (“CNC”) intelligent equipment, electronics devices, wind power equipment, and other industrial equipment that are widely used in major industrial sectors in China. With the continuous expansion of China’s economic scale and increasingly complex international trade environment, China’s economic growth rate has been facing new challenges. China’s economic structure optimization and industrial upgrading will become the new normal of China’s future economic development. The fluctuations in China’s macro economy have impacted overall socio-economic activities and will also affect the demand of their downstream industries, which may adversely affect their operation and, in turn, the Company’s profitability.

Suppliers

The raw materials Moonger and Leizig use are basically divided into three broad categories: (i) refrigeration and piping, (ii) metals and (iii) electrical components. Refrigeration and piping, in turn, include compressors and fans, whereas metals include shells and plates and electrical components, controllers. The main raw materials make up more than 80% of our purchases. They also purchase ancillary raw materials sporadically such as packing materials.

Set forth below is a table of their main raw materials purchases for each of fiscal year 2022 and 2021:

Raw Material	Fiscal 2022		Fiscal 2021
	RMB (‘0,000)	$	RMB (‘0,000)	$
Compressor	250.29	371,987	202.74	314,331
Fan	426.02	633,162	535.62	830,418
Electrical components	280.02	416,165	658.07	1,020,261
Plates	352.74	524,242	452.03	700,823
Evaporator/Condenser	220.64	327,923	193.14	299,435

Compressors and fans comprise the majority of our raw material purchases. The proportion of metals has steadily decreased over the years as they have outsourced the procurement and use of some metals to third parties.

The availability of raw materials we typically use, such as compressors, fans, sheet metal and refrigerant is stable. None of these materials is subject to a monopoly and they have access to multiple suppliers to reduce any procurement risks.

Their five largest suppliers accounted for approximately 31% and 39% of the total purchase costs for the years ended December 31, 2022 and 2021, respectively. they do not have any long-term supply contracts with any one supplier as they believe that these materials are readily available from various sources at competitive rates.

For the fiscal year ended December 31, 2021, Leizig Thermoelectric accounted for approximately 18.8% of the annual purchases. Mr. Bin Lin is the sole shareholder and a director of Leizig Thermoelectric. For the fiscal year ended December 31, 2022, none of their top 10 suppliers accounted for more than 10% of their annual purchases.

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Market and Competition

Cooling equipment currently account for the largest proportion of our productions. Moonger and Leizig are the current cooling equipment supplier for many major companies, including China Automotive Engineering Corporation, Guangdong Dongfang Precision Science & Technology Co.,Ltd., Scivic Engineering Corporation, Lixin Ranzheng Machinery （Shenzhen） Limited Company, Zhuzhou CRRC Times Electric Co. Ltd.

Below is a description of some of their main competitors, both domestic and internationally:

●	Rittal GmbH & Co. KG
Founded in 1961 and located in Germany, with branches in Shanghai, it is the world’s leading supplier of chassis and cabinets, power distribution components, temperature control, IT infrastructure and software and service systems.

●	Pfannenberg
Founded in 2012 and located in Foshan, the company’s self-developed cabinet filter group of products and product technology are comparable to the leading level of similar products in China.

●	SARL
Founded in 1836 by the Schneider brothers, their main businesses include power, industrial automation, infrastructure, energy conservation, energy, building automation, security electronics, data centers and smart living spaces, etc.

●	Evicool
Founded in 2005, it is a national-level high-tech enterprise focusing on computer room and equipment environment control technology. Committed to providing solutions for cloud computing data centers, server rooms, communication networks, power grids, energy storage power stations and various professional environmental control fields, it has mastered the world’s leading refrigeration system core technology, control technology, structural design technology, and has many patents.

●	Guangzhou Gaolan Energy Saving Technology Co., Ltd
Founded in 2001, the company is a domestic listed company and a professional supplier of pure water cooling equipment for power electronic devices.

Research and Development (“R&D”)

One of our mottos is “Innovation To Achieve The Future”. We believe that we have to constantly innovate and improve our products to stay ahead of our competition.

Raw Material	Fiscal 2022	Fiscal 2021
	USD	USD
Total R&D expenses	440,627	649,772
Total R&D expenses to total operating revenue ratio	6.97%	7.60%

We have typically invested about 10% of our revenue each year into research and development (“R&D”). Our R&D department comprises 17 employees, accounting for 20% of our total employees, each holding a Bachelor or higher degree in their respective disciplines and extensive professional experience. Our core technicians are mostly engineers with each of them having more than 10 years of experience in automation and mechanical design. Our R&D capabilities are shored up by interactions with professionals and experts from various disciplines and fields such as in heat transfer design, mechanical and electrical engineering and researchers from universities.

Our R&D team has developed key processes in its Integrated Product Development (“IPD”) and Market Management (“MM”). IPD is a principled framework to help management and active project teams reach innovation goals. Originating in government systems, IPD is a management theory that promotes simultaneous integration of multi-disciplinary teams and concurrent engineering. By utilizing the life cycle concept of development and involving all team members early in the design phases, products are more customer-focused and achieve operability objectives with less rework and waste22. Our IPD comprises four major processes: product strategy management, market demand management, product development and technology and platform development. These processes are supported by project management, marketing management, product line financial and cost management, quality and performance management.

22 https://simple-pdh.com/principles-of-integrated-product-development/.

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Marketing Management is the process of planning and executing the conception, pricing promotion and distribution of ideas, goods and service to create exchanges that satisfy individual and organizational objectives. Both IPD and MM processes ensure that the products we develop exceed customer expectations, integrate the latest technology, and allow our customers to benefit from the convenience, efficiency and cost savings brought by scientific and technological progress.

We are constantly building, updating and maintaining our R&D experimental and testing equipment which include heat exchange performance testing, enthalpy difference testing, air volume testing, Ingress Protection (“IP”) testing, CE Compliance Certification testing, 3D printing and modeling, dynamic balancer, etc. Our R&D team also cooperates with universities and research institutes to develop and share test equipment resources to ensure the superiority of the performance parameters of our products.

We have both core technologies and core products. At the same time, we provide enterprise solutions to our customers. Our R&D is able to conduct multi-level R&D, including:

●	Basic Research: Developing scientific theories, new materials, new processes, and principled experimentation;
●	Application Development: Turn immature application technologies into mature ones available for product development.
●	Project Development: One-time customized development based on individual customer needs;
●	Product Development: Development based on the needs of a segment of customers but may also be produced, tested, serviceable, and shared/sold to the masses.
●	Solutions: Deriving an overall plan for cross-product or cross-domain integration with a core product.
●	Services and Operations: Development of services, operating methods or product maintenance.

We believe that in order compete effectively in our market, our R&D has to be state-of-the-art and ahead of the curve. Some of the focus of our R&D efforts include:

●	Using CO2 as a refrigerant.

Compared with the currently-used chlorofluorocarbon (“CFCs”) and hydroflurocarbon (“FHC”), CO2 has been hailed as the new, environmentally-friendly refrigerant23. We have been researching cabinet refrigerators using CO2 as a refrigerant and anticipate bringing it to market in more of our products.

●	Maintenance-free, dust-proof and no-condensation refrigerator

With our uniquely patented designed radiator, dust and condensation are absent from our condensers, making it relatively maintenance-free.

●	Compressed Air Refrigeration

With no moving parts, no refrigerant, compressed air refrigeration is almost maintenance-free.

●	Plate-mounted Water/Air Heat Exchanger Considerate Cooling Inverter

The water-air plate-mounted heat exchanger is the most effective cooling method for high-power inverters. Its characteristics of having effective cooling notwithstanding its small size are on full display in our cabinets. Without compromising the protection level in the cabinet, it saves on installation space, has no compressors or fans, no condensation, vibration or noise.

●	Manufacture of air/air heat exchanger core

According to the needs of customers, we formulate heat exchanger cores of various sizes with aluminum foil as thin as paper and equipment that is easy to use. Our thermal management production line stands at the forefront of this core technology, allowing our customers to easily design exchange systems for various situations and submit the most effective heat exchanger solutions for customers in the shortest period of time.

23 https://blog.isa.org/why-co2-is-the-most-promising-refrigerant-in-the-cooling-industry

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Insurance

We have the following insurances, which we believe are adequate for our business:

Type of Insurance	Scope	Period of Coverage
Group Life Insurance (short-term)	Group Accident and Injury Insurance Hospitalization Medical Insurance Accident Compensation Group Medical Insurance	July 28,2021 - July 28,2022. Renewable annually.

Work Safety Liability Insurance	Covers all employees for work place injuries.	October 2021-October 2022. Renewable annually.

Commercial auto insurance	Covers our vehicles. Motor vehicle loss insurance Chapter III Liability Insurance Driver liability insurance Passenger liability insurance for on-board passengers Road rescue and value-added services	July 12, 2022-July 15, 2023.

Social Security Insurance	Mandatory for all employees in China. Types of insurance: ● endowment insurance ● hospitalization insurance ● unemployment insurance ● employment injury insurance ● maternity insurance	During an employee’s tenure.

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Intellectual Property

Trademarks

Country	Trademark	Application Number	Application Date	Registration Number	Classes	Status	Expiry Date
China		N/A	April 15, 2005	4605056	7	Registered	February 13, 2028
China		N/A	April 16, 2005	4605069	11	Registered	February 13, 2028
China		N/A	October 27, 2014	15576860	11	Registered	December 13, 2025
China		N/A	July 28, 2016	20795284	11	Registered	September 20, 2027
China		N/A	July 28, 2016	20795287	11	Registered	September 20, 2027
China		N/A	July 28, 2016	20795285	11	Registered	September 20, 2027
China		N/A	July 28, 2016	20795286	11	Registered	September 20, 2027
China		N/A	March 08, 2016	19244941	37	Registered	June 20, 2027
China		N/A	March 08, 2016	19245262	42	Registered	April 13, 2027
China		N/A	March 08, 2016	19245114	38	Registered	April 13, 2027
China		N/A	March 08, 2016	19244832	35	Registered	June 27, 2027
China		N/A	March 08, 2016	19244691	9	Registered	June 20, 2027
China		N/A	December 09, 2020	52003567	10	Registered	August 13, 2031
China		N/A	December 09, 2020	52010344	19	Registered	August 20, 2031
China		N/A	December 09, 2020	52019853	35	Registered	October 6, 2031
China		N/A	December 09, 2020	52030951	6	Registered	August 13, 2031
China		N/A	December 09, 2020	52030996	8	Registered	August 13, 2031
China		N/A	December 09, 2020	52030305	17	Registered	August 20, 2031

Class 6: Metal windows; metal building materials of refractory; steel alloy; metal accessories for furniture; metal rings; metal wire netting; metal bolt; movable metal structures; metal gate.

Class7: Wind turbines and their accessories; centrifuges (machines); vacuum pumps (machines); air compressors; air coolers; blowers for compressing, exhausting and supplying air; pneumatic conveying devices; pneumatic pipe conveyors; pneumatic components.

Class 8: Manual hand tools; abrasives (hand tools); Nail clippers (electric or non-electric); Cutting Tool (Hand Tools); Cutting Tool (Hand Tools); Engraving Tool (Hand Tools); Scissors; Sabre; Cutlery.

Class 9: Integrated circuit; Downloadable computer application software; Sensors; Computer peripheral equipment; Photovoltaic cells; Quantity display; Electronic monitoring device; Rheostat; Navigation instruments.

Class 10: Medical pump; Medical devices and instruments; Electric dental equipment; Physical therapy equipment; Medical bed; Milk bottles; Condoms; Artificial limb; Orthopedic straps; Suture material.

Class 11: Lighting Appliances and Fixtures; Water Coolers; Air Reheaters; Air Coolers; Fans (Air Conditioning); Drying Equipment; Air Conditioners; Air Filters; Air Conditioners; Exhaust Fans; Electric Heaters; Heat Exchangers (Non Machine Parts); Heaters; Or illuminator; beverage cooling unit; water cooling unit; liquid cooling unit; cooling unit and machine; tobacco cooling unit; air heater; air filter unit; fan (air conditioning); heating element.

Class 17: Non packaging plastic film; Plastic board; Synthetic rubber; Raw rubber or semi-finished rubber; Seals for joints; Semi processed synthetic resin; Non metallic hoses; Sound insulation materials; Materials for insulation, heat insulation, and sound insulation; Waterproof packaging.

Class 19: Crystal stone; Marble; Artificial stone; Non metallic formwork for concrete; Ceramic tiles; Non metallic fire-resistant building materials; Non metallic hard pipes for construction purposes; Non metallic building materials; Movable non-metallic buildings; Architectural glass.

Class 35: Looking for sponsorship; or Business audit; Seeking sponsorship; Retail or wholesale services for medicinal, veterinary, sanitary preparations, and medical supplies; Import and export agency.

Class 37: Installation and repair of anti-theft alarm system; Installation and repair of refrigeration equipment; Installation and repair of air conditioning equipment; Installation and repair of heating equipment; Install and repair water pipes; Interior decoration; Remove interference from electronic devices; Installation, maintenance, and repair of computer hardware.

Class 38: Radio communication; Provide telecommunications connectivity services to global computer networks; Satellite transmission; Computer assisted information and image transmission; Data stream transmission; Provide database access services; Information transmission; Computer terminal communication; Rental of information transmission equipment; Radio broadcasting.

Class 42: Industrial product appearance design; Chemical analysis; Scientific research; Computer programming; Remote data backup; Computer software design; Cloud computing; Research and develop new products for others; Geological survey; technical study.

Each of the above trademarks is registered under Leizig.

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Patents

Country	Title of Invention	Patent Type	Patent Number	Date of Patent Grant
China	Anti-condensation method of air conditioner and air conditioner	Invention	ZL201910747983.8	June 8, 2021
China	A semiconductor dehumidifier	Invention	ZL201610322240.2	April 16, 2019
China	An aluminum-based composite material and its preparation method	Invention	ZL201610094252.4	March 2, 2018
China	A heat dissipation system used for wind turbines	Utility Model	ZL202021537474.7	February 16, 2021
China	A pipe temperature display device	Utility Model	ZL202020884781.6	November 3, 2020
China	A heat exchanger sheet and heat exchanger	Utility Model	ZL201921876529.4	July 24, 2020
China	A plate-type heat exchanger and heat exchanger	Utility Model	ZL201921876530.7	July 24, 2020
China	A plate-type air gas cooler	Utility Model	ZL201921429189.0	May 19, 2020
China	Cooling equipment	Utility Model	ZL201721486094.3	May 11, 2018
China	A thin cabinet-screen heater	Utility Model	ZL201721418996.3	May 25, 2018
China	Cooling equipment	Utility Model	ZL201621141676.3	April 19, 2017
China	A semiconductor dehumidifier	Utility Model	ZL201620433894.8	November 9, 2016
China	A heat transfer device and a semiconductor air conditioner having the heat transfer device	Utility Model	ZL201620433941.9	November 9, 2016
China	Air-conditioning condensate evaporator	Utility Model	ZL201520857694.0	March 23, 2016
China	Air supply device	Utility Model	ZL201520839693.3	March 23, 2016
China	Gas heat exchanger	Utility Model	ZL201520835787.3	March 23, 2016
China	Heat-exchanger rig	Utility Model	ZL201520776448.2	January 27, 2016
China	Water-related leakage monitoring device	Utility Model	ZL201721382905.5	February 3, 2017
China	Water chilling machine	Utility Model	ZL202221962683.5	November 25, 2022
China	Single Plate Heat Exchange Module and Plate Heat Exchange Core Group	Utility Model	ZL202220678413.5	July 19, 2022
China	Dehumidifying machine	Utility Model	ZL202220634467.1	July 19, 2022
China	A Kind of Ventilating Filter Device	Utility Model	ZL202122571270.6	April 15, 2022
China	Exhaust fan shell	Appearance Design	ZL202130647458.7	January 28, 2022
China	Industrial control cabinet refrigerator	Appearance Design	ZL201530055624.9	November 18, 2015
China	Screen cabinet heater	Appearance Design	ZL201530055129.8	September 9, 2015
China	Mechanical-type temperature controller	Appearance Design	ZL201530054741.3	September 9, 2015
China	Outdoor cabinet refrigerator	Appearance Design	ZL201530055146.1	September 9, 2015
China	Filter fan	Appearance Design	ZL201530054965.4	September 9, 2015
China	Water chilling machine	Appearance Design	ZL202230394189.2	October 14, 2022

Pending Patents

Country	Title of Invention	Patent Type	Patent Application Number	Date of Patent Application
China	Plate type cooler	Invention	2019108131850	August 29, 2019
China	Thermoelectric power generation component	Invention	2020103416283	April 24, 2020
China	Circular water cooling device	Invention	2020104099454	May 14, 2020
China	Shell-and-tube heat exchange power generation device	Invention	2020104873017	June 1, 2020
China	Industrial air conditioning for wind turbine cooling	Invention	2020107487324	July 29, 2020
China	Panel cooler	Invention	202210305288.8	March 25, 2022

92

Software Patents

Country	Title of Invention	Patent Type	Patent Number	Date of Patent Grant
China	LEIZIG Industrial Cabinet Environmental Control software V2.0	Software	2014SR050499	April 28, 2014
China	LEIZIG outdoor cabinet Environment control software V2.0	Software	2013SR020316	March 5, 2013
China	Environmental Monitoring System V1.0	Software	2015SR270809	December 22, 2015
China	Gas-gas heat exchanger control system V1.0	Software	2015SR268979	December 21, 2015
China	Thermoelectric and dehumidification system V1.0	Software	2015SR270803	December 22, 2015
China	Water and heat exchange control System V1.0	Software	2015SR272299	December 22, 2015
China	The first series of ECU environment control unit soft V1.0	Software	2015SR273046	December 22, 2015
China	Industrial cabinet refrigerator control software V1.0	Software	2015SR178494	September 15, 2015
China	Moonger GPRS data real-time forwarding software [abbreviation: ECU32] V1.0	Software	2016SR332536	November 16, 2016
China	Moonger WiFi data real-time forwarding software [abbreviation: ECU33] V1.0	Software	2016SR324000	November 9, 2016
China	Moonger GPRS temperature and humidity real-time monitoring software [hereinafter referred to as: ECU42] V2.3	Software	2016SR307493	October 26, 2016
China	ECU21 Parameter Configuration Tool Control System V1.0 (ECU21-P)	Software	2016SR397457	December 27, 2016
China	Temperature / humidity / dew point data collector control system V1.1 (ECU10)	Software	2016SR391592	December 24, 2016
China	Industrial service cloud platform (PC terminal) based on the Internet of Things (hereinafter referred to as: i-PLM platform (PC terminal)] V1.0	Software	2017SR707455	December 19, 2017

93

Country	Title of Invention	Patent Type	Patent Number	Date of Patent Grant
China	Industrial service cloud platform (mobile terminal) based on the Internet of Things (hereinafter referred to as: i-PLM platform (mobile terminal)] V1.0	Software	2017SR707456	December 19, 2017
China	Moonger Cloud high concurrent data forwarding device software [hereinafter referred to as: HCDT] V1.1	Software	2017SR518643	September 15, 2017
China	Moonger Ro water leakage monitoring software [abbreviation: ECU801] v2.2	Software	2017SR564396	October 12, 2017
China	Moonger GPRS analog volume transmitter transmission software [ECU23] v1.0	Software	2017SR572462	October 17 , 2017
China	Moonger yun production line equipment background management software [referred to as: Moonger Ge PCMS] V1.0	Software	2018SR348837	May 17, 2018
China	Moonger ECC series industrial refrigerator control APP software [abbreviation: ECC small program] V1.0.3	Software	2018SR949636	November 27, 2018
China	Moonger ECC series industrial refrigerator control software [ECC control software] V2.0	Software	2018SR949630	November 27, 2018
China	Moonger i-PLM hardware intermediate connection software [referred to: i-PLM hardware service] V1.0	Software	2018SR949632	November 27, 2018
China	Moonger i-PLM cloud server data processing software [hereinafter referred to as: i-PLM cloud interface] V1.1	Software	2018SR949627	November 27, 2018
China	Moonger ECECCS electrical cabinet environment control configuration software	Software	2019SR1335754	December 11, 2019
China	The first series of IBTG industrial Bluetooth gateway software	Software	2019SR1339097	December 11, 2019
China	Moonger Cloud Server High Concurrent Data Forwarding Software	Software	2022SR0641181	May 25, 2022
China	Cloud platform of industrial service based on IOT (PC)	Software	2017SR518644	September 15, 2017
China	Cloud platform of industrial service based on IOT (Mobile)	Software	2017SR518642	September 15, 2017

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Our Vision

Our vision is to be a leading manufacturer of enclosure climate controls and achieve international leadership position in:

●	Manufacturing and marketing quality enclosure climate control products and providing supporting after-sales services in selected markets worldwide;

●	Offering the most responsive and dynamic customer service;

●	Providing technologically innovative products and services; and

●	Providing a working environment conducive to fostering the personal growth and development of each employee with an emphasis on skills, diversity and equal opportunity.

Our Values

●	Customer satisfaction is the foundation of our business;

●	Through innovation, we aim to be efficient in all aspects of operations and in all business sectors that we operate in;

●	Our people are our principal asset. Our system of values focuses on individuals operating as a team. We are committed to our employees and recognize and respect their rights and individuality;

●	We see the world with inquisitive eyes and constantly challenge ourselves to improve;

●	We are a good corporate citizen and it is our duty to comply with the laws and regulations in all the countries we operate in.

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Our Corporate History and Structure

We are an exempted company incorporated in the Cayman Islands on May 6, 2022 as a holding company of our business, which is primarily operated through our indirectly wholly-owned PRC subsidiary, Guangzhou Moonger Information Technology Co., Ltd (“Moonger”). Moonger, in turn, is a 92.5% equity interest holder in our PRC subsidiary, Guangzhou Leizig Electro-Mechanical Co., Ltd (“Leizig”) and a 100% equity interest holder in our PRC subsidiary, Guangzhou Boring Ape Information Technology Co., Ltd. (“GZ Boring Ape”).

Upon our incorporation, one Ordinary Share of US$1.00 par value, was allotted and issued to Ogier Global Subscriber (Cayman) Limited, who transferred the share to Leizig Investment Limited, a British Virgin Islands company (“Leizig Investment Limited”) on May 18, 2022. On May 18, 2022, we allotted and issued 49,999 additional Ordinary Shares with a par value of US$1.00 each to Leizig Investment Limited.

On July 6, 2023, Leizig Investment Limited proposed to surrender 10,040 Ordinary Shares with a par value of US$1.00 each to us for no consideration (the “Share Surrender”). Our then sole director resolved and approved the Share Surrender, pursuant to which the shares surrendered were cancelled upon the Share Surrender on July 6, 2023. Subsequently, Leizig Investment Limited holds 39,960 Ordinary Shares of our Company with a par value of US$1.00.

On July 6, 2023, Leizig Investment Limited, our then sole shareholder resolved and approved a subdivision of each of the issued and unissued shares with a par value of US$1.00 each into 1,000 shares with a par value of US$0.001 each as part of our reorganization (the “Share Subdivision”). Subsequent to the Share Subdivision, our authorized share capital became US$50,000 divided into 50,000,000 Ordinary Shares with a par value of US$0.001 each, of which 39,960,000 Ordinary Shares are held by Leizig Investment Limited.

On the same day following the Share Subdivision, we allotted 40,000 Ordinary Shares to Bravo Future Ltd for a consideration of US$40.00 (the “Share Allotment”). Subsequent to the Share Allotment, we have 40,000,000 Ordinary Shares issued and outstanding, among which, (i) Leizig Investment Limited holds 39,960,000 of such Ordinary Shares and (ii) Bravo Future Ltd holds 40,000 of such Ordinary Shares.

Guangzhou Moonger Information Technology Co., Ltd was incorporated in the People’s Republic of China on September 11, 2012 with a registered and paid-in capital of RMB 500,000 (approximately, $72,493). In April 2023, Moonger held a shareholders’ meeting and passed a resolution, agreeing to increase the capital of Moonger to RMB 11,235,955.07 (approximately, $1,629,060) and in May 2023, Moonger was converted into a Wholly-Foreign Owned Entity (“WFOE”) with the inclusion of a non-PRC shareholder, Leyon Investment (HK) Limited as its sole shareholder. We, Leizig Thermal Management Co., Ltd., are the parent of Leyon Investment (HK) Limited.

Guangzhou Moonger Information Technology Co., Ltd is, in turn, a 92.5% equity interest holder in Guangzhou Leizig Electro-Mechanical Co., Ltd (“Leizig”), a Sino-foreign joint venture with a registered capital of RMB20,000,000 (approximately, $2.9 million) and a paid-in capital of RMB 15,500,000 (approximately, $2.3 million). Moonger is also a 100% equity interest holder in GZ Boring Ape, our PRC subsidiary incorporated on June 25, 2013, with a registered capital of RMB10,000,000 (approximately, $1.5 million).

Leizig, as a Sino-foreign joint venture is held jointly by a Canadian individual, Ronald Men Dung Lam and Moonger in the proportion of 7.5% and 92.5%, respectively. A “Sino-foreign joint venture” designates a company having mixed capital between one or more foreign and Chinese investors. The investors share in the profits, risks and losses in proportion to their respective registered capital contributions. Leizig’s organ of authority is its board of directors, which decides on all major issues concerning the company, including its development plans, proposals for production and business operations, budget for revenues and expenditures, distribution of profits, labor and wages, termination of business activities and appointment or employment of its general manager, deputy general managers, chief engineer, chief accountant and their respective powers and authorities. Lezig’s supervisor , Mr. Lam is appointed by the shareholders for a term of three years from November 30, 2020. In matters requiring shareholder approval, Mr. Lam and Moonger shall vote according to their respective shares. Practically, Moonger, with its super-majority stake in Leizig, controls the management and operation of Leizig. Mr. Lam serves as a supervisor at Lezig but does not hold any position in Leizig Thermal Management Co., Ltd.

Based in Guangzhou, the People’s Republic of China, Leizig is a manufacturer of enclosure climate controls, with a focus on industrial cabinet ventilation, refrigeration, dehumidification, heat exchange, heating, lighting and environmental monitors. Moonger is mainly engaged in investment holding, software development and providing software and information technology services. GZ Boring Ape is engaged in software development.

The following diagram illustrates our corporate structure as of the date of this prospectus and on completion of the Offering.

Pre-Offering

The Company’s shareholding structure is shown in the following figure:

*Leizig Thermal Management Co. Ltd. is the holding company and registrant.

** Guangzhou Moonger Information Technology Co., Ltd., Guangzhou Leizig Electro-Mechanical Co., Ltd, and Guangzhou Boring Ape Information Technology Co., Ltd. are our operating companies.

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Post-Offering

Bin Lin (72%)
Yun Yang (9%)
Shiqian Zhang (9%)
Yujing Chen (7%)
Yinzhao Chen (3%)
Shiming Xu (100%)
Leizig Investment Limited, a British Virgin Islands company ( %)
Bravo Future Ltd, a United Kingdom company ( %)
IPO Shareholders ( %)
LEIZIG THERMAL MANAGEMENT CO., LTD *, a Cayman Islands company
100%
Leyon Investment (HK) Limited, a Hong Kong company
Non-PRC
100%
PRC
Guangzhou Moonger Information Technology Co., Ltd **, a PRC company
100%
92.5%
Ronald Men Dung Lam
Guangzhou Leizig Electro-Mechanical Co., Ltd**, a Sino-foreign joint venture
Guangzhou Boring Ape Information Technology Co., Ltd. **
7.5%

* Leizig Thermal Management Co. Ltd. is the holding company and registrant.

** Guangzhou Moonger Information Technology Co., Ltd., Guangzhou Leizig Electro-Mechanical Co., Ltd, and Guangzhou Boring Ape Information Technology Co., Ltd. are our operating companies.

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Description of Property

Real Property

Moonger and Leizig lease the following property and use it as their office:

Leases

Location	Entity	Usage	Current Lease Period	Approximate area (square meters)	Rent
No. 383 Jiangren 3rd Road, Renhe Town, Baiyun District, Guangzhou, China	Moonger	Factory building	May 1, 2023-April 30, 2024	1100	RMB27,500 (approximately $3,987) per month
No. 383 Jiangren 3rd Road, Renhe Town, Baiyun District, Guangzhou, China	Leizig	Factory building	May 1, 2023-April 30, 2024	3675	RMB82,500 (approximately $11,961) per month

Employees

As of June 30, 2023, Moonger and Leizig employed a total of 78 employees, located in Guangzhou, Guangdong Province, PRC. The following table sets forth breakdown of our employees by function:

Functional Area	Number of Employees	% of Total
General Manager Office	3	4%
Operations Manufacturing	32	41%
Finance Department	6	8%
Human Resource Department	1	1%
Administration Office	3	4%
R&D Department	5	6%
Supply Chain Management Department	4	5%
Marketing Department	2	3%
Sales Department	6	8%
Pre-sales Technical Support Department	1	1%
Customer Service Department	4	5%
Quality Department	5	6%
Planning & Warehousing	6	8%
Total	78	100%

Moonger and Leizig consider that they have maintained good relationship with their employees and have not experienced any significant disputes with our employees or any disruption to their operations due to labor disputes. In addition, they have not experienced any difficulties in recruitment and retention of experienced core staff or skilled personnel.

They provide various types of trainings to their employees including by means of various external training courses.

Their remuneration package includes salary and discretionary bonuses. In general, they determine employee salaries based on each employee’s qualifications, position and seniority. They will review their remuneration package annually. They provide a defined contribution to pension insurance, medical insurance, maternity insurance, unemployment insurance, work-related injury insurance, housing provident funds and other benefits pursuant to PRC law.

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Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

Our Growth Strategies

We have envisioned to implement the intelligent manufacturing and green manufacturing projects and develop service-oriented manufacturing new models with high-end technologies and renewable energy. In order to achieve this goal, we will firmly grasp the era of high-end manufacturing, intelligent, green and new energy industry growth opportunities in China by rapidly expanding our enclosure climate control products business and implementing the following development strategies:

1.	We will increasingly invest in research and development activities and promote our technology platform.

2.	China’s domestic market is our core market but we are also aiming to further expand our business in the international market, such as the U.S., Canada, Australia, Indonesia, Malaysia and Chile. Our international market expansion strategy is effectively promoted by the inclusion of our products in the procurement system of internationally renowned brands. Specific strategies include the international positioning of our product development and manufacturing, the construction of oversea sales channels, and the gradual establishment of an international corporate governance system.

3.	Industrial cooling equipment and enclosure climate control products have a wide range of application areas and the demand for these products is high. To meet the market demand, we are aiming to further improve our product structure and production capacity layout and expand a more robust product system by developing various series of products, providing personalized solutions to our customers, and strategically expanding the business scale of each product application area.

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REGULATIONS

According to the “National Economic Industry Classification (GB/T 4754 — 2017)” promulgated by National Bureau of Quality Inspection and Standardization Administration on June 30, 2017, the industry we are engaged in belongs to the “Refrigeration and Air-conditioning Equipment Manufacturing (C3464)” category under “General-Purpose Equipment Manufacturing Industry”.

Enterprises within our industry operate fairly independently. The relevant administrative departments are the National Development and Reform Commission, the Ministry of Industry and Information Technology, the State Administration for Market Regulation and the Ministry of Science and Technology.

The industry’s self-regulatory organization is China Refrigeration and Air Conditioning Association (“CRAA”). CRAA was established in 1989 and is a member of the International Federation of Air Conditioning and Refrigeration Manufacturers Associations (“ICARMA”). The members of CRAA are mainly manufacturing enterprises in the field of refrigeration and air conditioning, as well as institutions and groups related to scientific research, design, colleges and universities. The main function of CRAA is to promote the development of industry production and technology, and to strengthen industry planning and management.

The main relevant regulations and policies governing our industry are as follows:

Laws and Regulations/Policies	Issuing Authority	Date of Promulgation	Scope/Objective
Product Quality Law of the People’s Republic of China	National People’s Representative Meeting	December 2018

This Law was enacted to strengthen the supervision and control over product quality, to improve product quality, to define the liability relating thereto, to protect the legitimate rights and interests of consumers and to safeguard the social and economic order.

People’s Republic of China Industrial Products

Regulations on the Administration of Production Licenses

People’s Republic of China Industrial Products

Measures for the Implementation of the Regulations on the Administration of Production Licenses

	State Department National Quality Supervision General Administration of Inspection and Quarantine	July 2005 September 2022	Production license system for important industrial products.
Industrial Structure Adjustment Guidance Catalog	National Development and Reform Commission	December 2021

Forms the basis for guiding investment directions, and for the governments to administer investment projects, to formulate and enforce policies on public finance, taxation, credit, land, import and export, etc.

National Manufacturing Innovation Center Assessment Evaluation Method (Provisional)	Ministry of Industry and Information Technology	May 2018	Promotion of the manufacturing industry and the use of intelligent development processes.
Green and Efficient Cooling Action Plan	Development and Reform Commission in conjunction with 7 Other Departments	June 2019

To confirm the refrigeration industry is an important part of the PRC manufacturing industry.

To provide standards guidance and improve the supply of green and high-efficiency refrigeration products (including increasing the research and development of key common technologies such as frequency conversion technology, energy proficiency and high-efficiency compressors, etc.).

The goal is that from 2022 through 2030, the market share of green and high-efficiency refrigeration products will increase by more than 20% and 40%, respectively;

We do not spend any material amount of funds in carbon offsets and other spending related to compliance environmental laws and policy.

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MANAGEMENT

Set forth below is information concerning our directors and executive officers as of the date of this prospectus:

Name	Age	Position(s)
Bin Lin	48	Chairman of the Board, Chief Executive Officer
Chunyan Wei	36	Chief Financial Officer
Keith Hon Kee Lau	52	Independent Director Nominee*
Ping Wu	48	Independent Director Nominee*
Wai Tung Man	55	Independent Director Nominee*

*Independent director nominees will assume their respective positions on the successful listing of the Company’s Ordinary Shares on The Nasdaq Capital Market.

The following is a brief biography of each of our executive officers and directors:

Executive Officers and Directors:

Chairman of the Board and Chief Executive Officer

Mr. Bin Lin, age 48, graduated with a Master degree in 2011 from Sun Yat-sen University. Mr. Lin founded Leizig, our major subsidiary, in 2009, Mr. Lin has been our General Manager and has more than 18 years of experience in business management in the enclosed climate control industry. He was appointed as our director in 2022. Prior to joining the Company, Mr. Lin worked in Guangzhou Automatic Control Research Institute as well as well-known multinational corporations such as ABB Limited from 1999 to 2004 and Rittal GmbH & Co from 2004 to 2006. Mr. Lin also acts as a strategic advisor to Leizig Thermoelectric and the daily operation of Leizig Thermoelectric is managed by a professional management team. Mr. Lin does not devote a material amount of time to other ventures and we do not believe that there are any conflicts that may entail material risks to the Company and its investors.

Chief Financial Officer

Ms. Chunyan Wei, age 36, graduated from Zhongkai University of Agriculture and Engineering with a Bachelor degree in Accounting in 2010. From 2009 to 2012 Ms. Wei worked at Guangzhou Hengyong Travel Products Co., Ltd. as an Accountant. From 2012 to 2014, Ms. Wei worked at Guangzhou This Life Baby Clothing Industrial Co., Ltd. as a Tax Executive. From 2014 to 2018, Ms. Wei worked at Guangzhou GTD Truss Ltd. as a Financial Officer. From 2018 to 2021, Ms. Wei worked at Guangzhou Hexin Industrial Co., Ltd. as a Financial Manager. Ms. Wei joined us in 2022 and has been serving as the Chief Financial Officer of the Company since 2023.

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Independent Director Nominees

Mr. Keith Hon Kee Lau, age 52, will serve as our Non-Executive Director. Mr. Lau has more than 20 years of experience in pharmaceutical industry specializing in Corporate Financing, Company Secretarial and Corporate Governance. Mr. Lau was the Financial Controller and Company Secretary of Shandong Luoxin Pharmaceutical Group Stock Co, Ltd (Stock Code: 8058.HK), from March 2003 to December 2017; Independent Non-Executive Director and Audit Committee Chairman of Strong Petrochemical Holdings Limited (Stock Code: 0852.HK) from November 2008 to December 2011; Joint Company Secretary of Zhejiang Tengy Environmental Technology Co., Ltd. (Stock Code 1527.HK) from November 2014 to January 2018. Mr. Lau is currently holding as Independent Non-Executive Director and Audit Committee Chairman of Dafeng Port Heshun Technology Company Limited (Stock Code: 8310.HK) and Astrum Financial Holdings Limited (Stock Code: 8333.HK) since May 2016 and June 2016 respectively. Since March 1, 2019, Mr. Lau has been the Chief Financial Officer and Company Secretary of United Biopharma (Holdings) Co., Ltd, a Taiwan based protein drugs manufacturer. Mr. Lau obtained a Bachelor of Commerce from Australian National University in 1994 and Master of Professional Accounting from Hong Kong Polytechnic University in 2009. He is the Fellow Certified Practicing Accountant (“FCPA”) of CPA Australia and Fellow Certified Public Accountant (“FCPA”) of Hong Kong Institute of Certified Public Accountants. We believe Mr. Lau’s extensive experience qualifies him to serve as our independent Director.

Ms. Ping Wu, age 48, will serve as our Non-Executive Director. A distinguished graduate of the International MBA program from Sun Yat-sen University and MIT Sloan School of Management in 2009, Ms. Wu brings a wealth of experience in procurement, supply chain management, and contract management within the renewable energy sector. From January 2014 to March 2017, Ms. Ping worked at Maersk Oil & Gas A/S as sourcing project lead. From April 2017 to September 2021, Ms. Wu worked at Ørsted Wind Power A/S as senior category manager. From October 2021 to January 2023, Ms. Wu worked at Nordisk Company A/S as Head of Supply Chain and Procurement. Since February 2023, Ms. Wu is an independent consultant in advising on offshore wind project contracts. Ms. Wu obtained a Bachelor of English Literature from Guangxi University in 2003. We believe Ms. Wu’s extensive experience qualifies her to serve as our independent Director.

Mr. Wai Tung Man, age 55, will serve as our Non-Executive Director. Mr. Man obtained a Bachelor of Engineering from McMaster University in 1992. He is a highly accomplished sales and management professional with over 25 years of experience in the power and automation industry. From May 1997 to May 2000, Mr. Man worked at ABB Hong Kong Limited as sales engineer. From June 2000 to August 2002, Mr. Man worked at ABB China Limited as a sales manager for OEM and Fujian office. From September 2002 to October 2004, Mr. Man worked at ABB China Limited as a sales manager for Guangzhou office. From November 2004 to October 2008, Mr. Man worked at ABB China Limited as a department sales manager. From November 2008 to June 2017, Mr. Man worked at ABB Shanghai Motors Limited as a department sales manager for export. Since June 2017, Mr. Man is the area sales manager in ABB Electrical Machines Limited. We believe Mr. Man’s extensive experience qualifies him to serve as our independent Director.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

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Board of Directors

We expect our board of directors will consist of four (4) directors immediately after completion of the Offering, and we plan to further increase the size of our board members by one to five (5) directors within one year from completion of the Offering.

We plan to have our directors elected or re-elected, as the case may be, at our annual general meeting of shareholders on an annual basis although our Amended Memorandum and Articles provide that our directors may be appointed by (i) ordinary resolution of a duly constituted general meeting passed by a simple majority of the votes cast by, or for and on behalf of, our shareholders entitled to vote, (ii) a unanimous written resolution by our shareholders, (iii) a resolution of a duly constituted board meeting passed by a simple majority of the votes cast by our directors entitled to vote, or (iv) a unanimous written resolution by our directors.

A director may, subject to any separate requirement for audit committee approval under applicable law, the amended and restated memorandum and articles of association of the Company, as amended from time to time, or the rules of the Nasdaq Stock Market, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We plan to establish three committees under the board of directors before the effectiveness of this registration statement: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website at www.leizig.com prior to our listing on Nasdaq.

Each committee’s members will be appointed when the close of our Offering and listing on the Nasdaq and their functions are described below.

Audit Committee. We expect that upon effectiveness of this registration statement, the audit committee will be comprised of Mr. Keith Hon Kee Lau, Mr. Wai Tung Man and Ms. Ping Wu with Mr. Keith Hon Kee Lau serving as chair. Our board of directors has determined that Mr. Keith Hon Kee Lau qualifies as an audit committee financial expert and has the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K. We have also determined that Mr. Keith Hon Kee Lau, Mr. Wai Tung Man and Ms. Ping Wu satisfy the “independence” requirements for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market.

Our board of directors also plans to adopt a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis.

Compensation Committee. We expect that upon effectiveness of this registration statement, the Compensation Committee will be comprised of Mr. Keith Hon Kee Lau , Mr. Wai Tung Man and Ms. Ping Wu , with Mr. Wai Tung Man serving as chair. We have also determined that Mr. Keith Hon Kee Lau, Mr. Wai Tung Man and Ms. Ping Wu, satisfy the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The compensation committee oversees the compensation of our chief executive officer and our other executive officers and reviews our overall compensation policies for employees generally. If so authorized by the Board of Directors, the committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The compensation committee does not delegate its authority to fix compensation; however, as to officers who report to the chief executive officer, the compensation committee consults with the chief executive officer, who may make recommendations to the compensation committee. Any recommendations by the chief executive officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss compensation policies for employees who are not officers with the chief executive officer and other responsible officers. A copy of the compensation committee’s current charter will be available at our corporate website prior to our listing on Nasdaq.

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Nominating and Corporate Governance Committee. We expect that upon effectiveness of this registration statement, the Nominating and Corporate Governance Committee will be comprised of Mr. Keith Hon Kee Lau , Mr. Wai Tung Man and Ms. Ping Wu , with Ms. Ping Wu serving as chairman. We have also determined that Mr. Keith Hon Kee Lau, Mr. Wai Tung Man and Ms. Ping Wu, satisfy the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The governance and nominating committee is involved in evaluating the desirability of and recommending to the board any changes in the size and composition of the board, evaluation of and successor planning for the chief executive officer and other executive officers. The qualifications of any candidate for director will be subject to the same extensive general and specific criteria applicable to director candidates generally. A copy of the nominating committee’s current charter will be available at our corporate website prior to our listing on Nasdaq.

Code of Business Conduct and Ethics

We plan to adopt a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Business Conduct and Ethics will be available at our corporate website at www.leizig.com prior to our listing on Nasdaq.

Duties of Directors

As a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty to exercise powers fairly as between different classes of shareholders; (v) a duty to exercise independent judgment; and (vi) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. In fulfilling their duty of care to our company, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such transfer in our register of members.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by a resolution of our shareholders. Each of our directors will hold office until the expiration of his or her term fixed by the resolution of shareholders or the resolution of directors appointing him or her, if any, or until his or her successor has been elected or appointed. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association (as amended from time to time) . Our officers are elected by and serve at the discretion of the board of directors.

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Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, the amended and restated memorandum and articles of association of the Company, as amended from time to time, or the rules of the Nasdaq Stock Market, or disqualification by the chairman of the relevant board meeting, vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director shall forthwith disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to all other directors that a director is a member, director, or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure in relation to that transaction.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our amended and restated memorandum and articles of association to be adopted before the closing of this Offering, we may indemnify our directors and officers, among other persons, from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Employment Agreements with Named Executive Officers and Directors

We have entered into employment agreements with each of the named executive officers. Under these agreements, each of the named executive officers is employed for a specified time period and is entitled to receive annual salary plus other remuneration, pension insurance, medical insurance, maternity insurance, unemployment insurance, work-related injury insurance, housing provident funds and other benefits pursuant to PRC law. We and the named executive officers may terminate the employment upon mutual agreement. The named executive officers may terminate the employment by giving thirty days advance written notice. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as serious violation of the Company’s rules and regulations, gross neglect of duty and misconduct resulting in large economic losses to the Company, damaging the Company’s image through defamation or disseminating rumors about the Company or its employees outside the Company, We may also terminate the employment for cause, with thirty days advance written notice and one month’s salary, for certain acts of the executive officer, such as illness, non-work related injury resulting in inability to work in the previous position or a newly assigned position after recovery, and inability to perform the assigned work and failure to perform the assigned tasks even after training or adjustment of position. The employment agreements will be terminated upon (1) expiry of the employment, (2) the entitlement of the named executive officers to the pension insurance, (3) the death of the named executive officers, (4) the bankruptcy of the Company pursuant to law, and (5) revocation of the Company’s business license, shutdown of the business pursuant to the order issued by the relevant authority, or earlier dissolution of the Company.

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Each named executive officer has agreed not to be involved in a second occupation during the period of employment. Without our prior written consent or related mutual agreement, he shall not, directly or indirectly, hold any position in any other enterprises providing same or similar products or services.

Each named executive officer has agreed to be bound by non-competition restrictions during the term of his employment and for two years following termination of the employment. The executive officers are not allowed to contact our customers for business after termination of the employment and we have the right to bring legal action against them in the event of any losses so caused by their breach of said restrictions.

In addition, each named executive officer has agreed that the title to the intellectual property, including but not limited to patents and copyrights, created by him during the course of his employment, is vested in the Company. In exchange, the Company will compensate him based on the economic returns so derived.

We have entered into confidentiality agreements with each of the named executive officers. Each named executive officer has agreed (1) not to inquire about the trade secrets which are unrelated to the performance of his work; (2) not to disclose the trade secrets of the Company to any third party; (3) not to allow any third party to use or acquire the trade secrets of the Company, except as required in the performance of his or her duties in connection with the employment or pursuant to the instruction of the Company; (4) not to use the trade secrets of the Company for its own benefits; (5) to hold the trade secrets in strict confidence and report to the Company if the trade secrets are disclosed; and (6) to keep other confidential obligations. As a compensation, each named executive officer is entitled to receive a monthly confidentiality fee of $70.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law or the Company’s instruction, any of our trade secrets, the trade secrets of our business partners and customers received by us and for which we have confidential obligations.

We have entered into director agreements with each of our independent director appointees. Their appointments will be effective on the date of close of our Offering and the listing of our Ordinary Shares on the Nasdaq Capital Market. These agreements set forth the services to be provided and compensation to be received by our independent directors, as well as the independent directors’ obligations in terms of confidentiality, non-competition and non-solicitation. Pursuant to these agreements, the directorship of our independent director appointees will last until the earlier of (i) the date on which the director ceases to be a member of our board of directors for any reason or (ii) the next annual meeting of shareholders if the director is not re-elected.

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EXECUTIVE COMPENSATION

Our compensation committee approves our salaries and benefit policies. They determine the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2022 and 2021 earned by or paid to our Chief Executive Officer and Chief Financial Officer (the “named executive officers”).

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus ($)	Share Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred ($)	All Other Compensation ($)	Total ($)
Mr. Bin Lin	2022		75,536	-	-	-	-	-	75,536
	2021		48,558						48,558
Chunyan Wei	2022		23,074	-	-	-	-	-	23,074
	2021		1,651						1,651

Compensation of Directors

For the fiscal years ended December 31, 2022 and 2021, no members of our board of directors received compensation in their capacity as directors.

Director Compensation — Non-Employee Directors

Historically, we have not paid our non-employee directors. We have agreed to pay our independent directors an annual cash retainer of $[●], subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the years ended December 31, 2022 and 2021, we did not pay any non-employee directors because we did not have any non-employee directors.

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RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

The summary of amounts due from and due to related parties as the following:

		December 31,
		2022	2021
Due from related parties consist of the following:
Mr. Bin Lin	Due from CEO and director	$1,322,751	$-
Leizig (Guangdong) Thermoelectric Technologies Co., Ltd.	Other receivables	948,422	1,014,693
		$2,271,173	$1,014,693
Due to related parties consist of the following:
Mr. Bin Lin	Due to CEO and director	$-	$(316,535)
Mr. Shiqiang Zhang	Due to director of a subsidiary	(68,133)	(16,900)
Leizig (Guangdong) Thermoelectric Technologies Co., Ltd.	Account payables	(278,851)	(236,344)
		$(346,984)	$(569,829)

In addition to the transactions and balances detailed elsewhere in these audited consolidated financial statements, we had the following transactions with a related party:

	December 31,
	2022	2021

Purchases from Leizig (Guangdong) Thermoelectric Technologies Co., Ltd	$149,471	$691,405

As of December 31, 2022, the amount due from Mr. Lin, our Chairman of the Board, CEO and one of our directors, is $1,322,751 and unsecured, interest-free and repayable on demand. As of December 31 2021, the amount due to Mr. Lin is $316,535 and unsecured, interest free and have no fixed terms of repayment. The loan to Mr. Lin will be repaid and all outstanding amounts due from any loans to executive officers or directors will be collected in full prior to the effectiveness of this registration statement.

As of December 31, 2022 and 2021, the amount due to Mr. Zhang, one of our directors of GZ Boring Ape, are $68,133 and $16,950, respectively, and are unsecured, interest free and have no fixed terms of repayment.

Leizig Thermoelectric is a company incorporated in PRC with limited liabilities, where Mr. Lin is the sole shareholder and a director of Leizig Thermoelectric. As of December 31, 2022 and 2021, the other receivables due from Leizig Thermoelectric amounting to $948,422 and $1,014,693 respectively are unsecured, interest free and repayable on demand. As of December 31, 2022 and 2021, the account payables due to Leizig Thermoelectric amounting to $278,851 and $236,344 respectively are arising from purchases transaction of $149,471 and $691,405 for the year ended December 31, 2022 and 2021, respectively. As of June 30, 2023, the other receivables due from Leizig Thermoelectric amounting to $948,422 are received.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of the prospectus by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;
●	Each of our director, director nominees and named executive officers; and
●	All directors and named executive officers as a group.

Our Company is authorized to issue 50,000,000 Ordinary Shares with par value $0.001 per share. The number and percentage of Ordinary Shares beneficially owned before the Offering are based on 40,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus and [   ] Ordinary Shares post-Offering, assuming no exercise of the Representative’s over-allotment option or the Representative’s Warrant. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. None of our shareholders as of the date of this prospectus is a record holder in the United States. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 3rd Floor, Leizig Industrial Zone, No. 383, Jiangen 3rd Road, Renhe Town, Baiyun District, Guangzhou, People’s Republic of China 510470. As of the date of this prospectus, we have one shareholder of record.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
	Number	Percent	Number	Percent
Directors and Executive Officers:
Bin Lin*	28,771,200	71.93%
Chunyan Wei	-	-
Keith Hon Kee Lau	-	-

Directors and Executive Officers as a group	28,771,200	71.93%
5% Beneficial Owners
Bin Lin*	28,771,200	71.93%
Yun Yang*	3,596,400	8.99%
Shiqiang Zhang*	3,596,400	8.99%
Yujing Chen*	2,797,200	6.99%
5% Beneficial Owners as a group	38,761,200	96.90%

*Each of Bin Lin, Yun Yang, Shiqiang Zhang and Yujing Chen hold their respective interests in the Company through Leizig Investment Limited in proportion to their respective shareholdings in that company which, in turn holds 99.9% of the issued and outstanding Ordinary Shares of the Company as of the date of this prospectus. Mr. Lin has overall voting and investment power over the shares held by Leizig Investment Limited due to his majority interest.

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DESCRIPTION OF ORDINARY SHARES

We were incorporated as an exempted company with limited liability under the laws of the Cayman Islands and our affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time (the “Memorandum and Articles”), and the Companies Act (Revised) of the Cayman Islands, or the “Cayman Islands Companies Act.” A Cayman Islands exempted company with limited liability:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 50,000,000 Ordinary Shares, par value US$0.001 per share, and 40,000,000 Ordinary Shares are issued and outstanding.

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 50,000,000 Ordinary Shares of par value USD$0.001 per share. Subject to the provisions of the Cayman Islands Companies Act and our Memorandum and Articles, and directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors have general and unconditional authority to issue, allot (with or without confirming rights of renunciation), grant options over or otherwise dispose of shares to such persons, at such times and on such terms as they may determine. Such authority could be exercised by the directors to allot shares either at a premium or at par, or carry rights and privileges that are preferential to the rights attaches to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this Offering, there will be [  ] Ordinary Shares issued and outstanding. Our authorized share capital of 50,000,000 Ordinary Shares comprises solely a single class of shares.

Listing

We intend to apply to list the Ordinary Shares on the Nasdaq Capital Market under the symbol [●].

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is [●], at [●].

Dividends

Subject to the provisions of the Cayman Islands Companies Act and the Memorandum and Articles, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose, and our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

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Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account with the sanction of an ordinary resolution, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest as against the Company.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares and the Memorandum and Articles, unless any share carries special voting rights, on a show of hands every shareholder who is present in person, by its duly authorised representative or by proxy shall have one vote. On a poll, every shareholder shall have one vote for every share of which he is the holder.

Variation of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless otherwise expressly provided by the terms of issue of any class, the rights conferred on the holders of shares of that class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with that class.

Alteration of Share Capital

Subject to the Cayman Islands Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by such sum, to be divided into shares of such amount, and with such rights, privileges, priorities and restrictions attached to them as prescribed by that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination

(d)	subject to the Cayman Islands Companies Act, sub-divide our shares or any of them into shares of smaller amounts than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal or par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Islands Companies Act and the Memorandum and Articles, we may, by special resolution of our shareholders, reduce the share capital of the Company and any capital redemption reserve in any manner.

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Calls on Shares and Forfeiture

The directors may, from time to time, make calls on the shareholders in respect of some or all of any monies unpaid on their shares, whether in respect of par value or the premium payable on those shares, and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying the time or times or place or places of payment), pay to us at the time or times or place or places so specified the amount called on his shares. The directors may revoke or postpone a call at any time. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share and the holder or joint holders of a share at the time of a call shall remain liable to pay the call on that share, notwithstanding any subsequent transfer of the share being registered by the Company. If a sum called in respect of a shares is not paid before or on the day appointed for payment of that call, the shareholder from whom the sum is due and payable shall pay interest on the sum at such rate as the directors may determine (being the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of 10 percent per annum) from the day appointed for payment of the call to the time of the actual payment. The directors may, at their discretion, waive payment of the interest in full or in part.

We have a first and paramount lien on every share (whether or not it is a fully paid share). The lien is for all monies, whether presently payable or not, called or payable at a fixed time in respect of that share and for all debts, liabilities or other obligations owed, whether presently or not, by the shareholder or by one or more joint shareholders or by any of their estates to the Company.

At any time the directors may declare any share to be wholly or in part exempt from the lien on shares provisions of the Articles. Our lien, if any, on a share shall extend to all distributions payable on it.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the Articles) and, within 14 clear days of the date on which the notice is deemed to be given under the Articles, such notice has not been complied with.

Unclaimed Dividend

Any dividend that remains unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and revert to the Company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call or instalment of a call in respect of shares on the day appointed for payment, the directors may serve a notice on such shareholder naming a further date not earlier than the expiration of 14 clear days from the date of service on or before which the payment required by the notice is to be made and containing a statement that in the event of non-payment the shares, or any of them, will be liable to be forfeited.

If the requirements of such notice are not complied with, the directors may, before the payment required by the notice has been received, resolve that any share being the subject of that notice be forfeited together with any distributions declared payable in respect of the forfeited shares and not paid at any time before such forfeiture.

A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the directors think fit. The proceeds of any sale or disposition of the forfeited share may be received and used by us as the directors determine.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeit, remain liable to pay to us all monies which at the date of forfeiture or surrender were payable by him to us in respect of the shares, together with interest, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Islands Companies Act.

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Redemption and Purchase of Own Shares

Subject to the Cayman Islands Companies Act and to the rights attaching to any class of shares, we may by our directors:

(a) issue shares on terms that they are to be redeemed or liable to be redeemed, at the option of our Company or the shareholder holding those redeemable shares, on such terms and in such manner the directors may, before the issue of those shares determine;

(b) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c) purchase our own shares (including any redeemable shares) on such terms and in such manner as the directors determine.

When making payments in respect of redemption or purchase of shares, the directors may make such payments in cash or in kind (or partly in one and partly in the other) if so authorized by the terms of issue of those shares or by the terms applying to those shares or with the agreement of the holder of those shares.

Transfer of Shares

Subject to any applicable requirements set forth in the Articles and provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

● where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

● where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered on the register of members of the Company.

Where the shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion refuse to consent to any transfer and decline to register the transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless :

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	the Ordinary Share transferred is fully paid and free of any lien in favour of us;

●	any fee related to the transfer has been paid to us; and

●	the transfer is not more than four joint holders.

If our directors refuse to register a transfer of a share, they are required, within two months after the date on which the transfer was lodged, to notify the transferee of the refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed for more than 30 days in any year.

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Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Islands Companies Act to inspect or obtain copies of our register of members or our corporate records. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands.

General Meetings

All general meetings other than annual general meetings shall be called extraordinary general meetings. We may but are not obliged to hold an annual general meeting.

Any director may convene general meetings at such times and in such manner and places within or outside the Cayman Islands as the director considers necessary or desirable. General meetings shall also be convened by any one or more of our directors on the written request of one or more shareholders entitled to exercise at least 10% of the voting rights in respect of the matter for which the meeting is requisitioned. Such written request must state the objects of the meeting and must be signed by or on behalf of each shareholder requisitioning the meeting. If the directors do not proceed to convene a general meeting within 21 clear days of the written request to requisition a meeting being lodged the requisitionists, or any of them may convene the general meeting in the same manner as nearly as possible as that in which a general meeting may be convened by a director. Where the requisitionists fail to convene the general meeting within three months after the end of the period of 21 clear days of their right to convene the meeting arising, the right to convene the general meeting shall lapse.

The director convening a general meeting shall give not less than 14 clear days’ notice of an extraordinary general meeting and 21 clear days’ notice of an annual general meeting to those shareholders whose names on the date the notice is given appear as members in our register of members and are entitled to vote at the meeting. The notice shall specify the place, the day and the hour of the meeting, if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting; the general nature of the business to be transacted . In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Islands Companies Act and with the consent of the shareholders who, individually or collectively, hold at least ninety percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A general meeting is duly constituted if, at the commencement of the meeting, there are present in person, through their authorised representative or by proxy one or more shareholders holding in aggregate not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within fifteen minutes from the time appointed for the general meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case it shall stand adjourned to the same time and place seven days hence or to such other time or place as is determined by the directors, and if at the adjourned meeting a quorum is not present within fifteen minutes from the time appointed for the meeting the shareholders present shall be a quorum.

The chairman may, with the consent of the meeting at which a quorum is present, adjourn any meeting from time to time, and from place to place, but no business can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

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If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

Preferred Shares

Pursuant to our amended and restated memorandum and articles of association, our directors have the authority to issue shares and other securities of the Company with such preferred, deferred or other special rights, restrictions or privileges whether with regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the directors may determine. We do not currently have plans to issue any preferred shares.

Directors

We may by ordinary resolution or by resolution of our directors impose, a maximum or minimum number of directors required to hold office at any time and vary such limits from time to time. Under the Articles, we are required to have a minimum of one director. Unless fixed by ordinary resolution, the maximum number of directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

We may in general meeting fix a minimum shareholding required to be held by a director, but unless and until so fixed a director is not required to hold shares.

A director may be removed by ordinary resolution or by a resolution of our directors.

Subject to the provisions of the articles, the office of a director shall be vacated if:

(a)	he gives notice in writing to the Company that he resigns the office of director; or

(b)	he is prohibited by the law of the Cayman Islands from acting as a director; or

(c)	he dies or is made bankrupt or makes an arrangement or composition with his creditors generally; or

(d)	he absents himself (without being represented by an alternate director appointed by him) from meetings of directors for a continuous period of six months without consent of the other directors; or

(e)	he only held office as a director for a fixed term and such term expires; or

(f)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or;

(h)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director)

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the Nasdaq corporate governance rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the Nasdaq corporate governance rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

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Powers and Duties of Directors

Subject to the provisions of the Cayman Islands Companies Act and our Memorandum and Articles (as amended from time to time) and any directions given by ordinary resolution, our business and affairs shall be managed by, or under the direction or supervision of, the directors. The directors shall have all the powers necessary for managing, and for directing and supervising, our business and affairs of the Company as are not by the Cayman Islands Companies Act, our Memorandum and Articles (as amended from time to time) or the terms of any special resolution required to be exercised by the shareholders. No subsequent alteration of our Memorandum and Articles (as amended from time to time) or any direction given by ordinary or special resolution shall invalidate any prior act of the directors that was valid at the time undertaken. To the extent allowed by the Cayman Islands Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors.. Any such delegation may be made subject to any conditions the directors may impose and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of directors shall be governed by the Articles regulating the proceedings of directors, so far as they are capable of applying.

The directors may establish any local board or agency or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards. Any such appointment may be made subject to any conditions the directors may impose, and may be revoked or altered. Subject to any such conditions, the proceedings of any such local board or agency shall be governed by the Articles regulating the proceedings of directors, so far as they are capable of applying.

The directors may by power of attorney or otherwise appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

The directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by the directors.

The directors may exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to issue debentures, debenture stock, mortgages, bonds and other such securities and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

A director (or his alternate director in his absence) shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

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(ii)	a debt or obligation of our Company or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where our Company or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of our Company or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Islands Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may capitalise any sum standing to the credit of any of the Company’s premium account or to the credit redemption reserve, if any or any part of our Company’s profit not required for paying any preferential dividend (whether or not those profits are available for distribution) and appropriate such sum to shareholders in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend. The benefit to each shareholder so entitled must be given in either or both of the following ways:

(a)	by paying up the amounts unpaid on that shareholder’s shares;

(b)	by issuing fully paid up shares, debentures or other securities of our Company to that shareholder or as that shareholder directs.

Liquidation Rights

The shareholders may, subject to the Articles and any other sanction required by the Cayman Islands Companies Act, pass a special resolution allowing the Company to be wound up voluntarily and the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our Company’s assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

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Register of Members

Under the Cayman Islands Companies Act, we must keep a register of members and there should be entered therein:

● the names and addresses of our shareholders, together with a statement of the shares held by each shareholder, such statement shall (i) confirm the amount paid or agreed to be considered as paid, on the shares of each shareholder; (ii) confirm the number and category of shares held by each member, (iii) confirm whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional and (iv) distinguish each share by its number (so long as the share has a number);

● the date on which the name of any person was entered on the register as a shareholder; and

● the date on which any person ceased to be a shareholder.

Under the Cayman Islands Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Islands Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this Offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Islands Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Act and the current Companies Act of the United Kingdom. In addition, the Cayman Islands Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Islands Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands courts) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, the Cayman Islands Companies Act contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands (the “Grand Court”). While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;

(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act.

The Cayman Islands Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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Shareholders’ Suits and Protection of Minority Shareholders.

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Grand Court can be expected to follow and apply the common law principles (namely the rule derived from the seminal English case of Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of a company to challenge the following acts in the following circumstances:

●	a company acts or proposes to act illegally or ultra vires and such act is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by a qualified (or special) majority (that is, more than a simple majority) that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Any of our shareholders may petition the Grand Court which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up and cease doing business, which may occur on the basis that there has been a loss of substratum and/or misconduct by management. Alternatively, the Grand Court may make an order: (1) regulating the conduct of our affairs; (2) requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do; (3) authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court may direct; or (4) providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our amended and restated memorandum and articles of association.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles (as amended from time to time) permit indemnification of officers and directors for liabilities incurred in their capacities as such as a result of any act or failure to act unless such losses or damages arise from their own actual fraud or willful default. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.]

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As a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty to exercise powers fairly as between different classes of shareholders; (v) a duty to exercise independent judgment; and (vi) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. In fulfilling their duty of care to our company, our directors must ensure compliance with our Memorandum and Articles (as amended from time to time).

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, there are indications that English and Commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Islands Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles provide that general meetings may also be convened by any one or more of our directors on the written request of shareholders entitled to exercise at least 10% of the voting rights in respect of the matter for which the meeting is requisitioned. Such written request must state the objects of the meeting and must be signed by or on behalf of each shareholder requisitioning the meeting. If the directors do not proceed to convene a general meeting within 21 days of the written request to requisition a meeting being lodged the requisitionists, or any of them may convene the general meeting in the same manner as nearly as possible as that in which a general meeting may be convened by a director. Where the requisitionists fail to convene the general meeting within three months of their right to convene the meeting arising, the right to convene the general meeting shall lapse. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for appointment of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to appointing such director. As permitted under the Cayman Islands Companies Act, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles (which include the removal of a director by ordinary resolution), the office of a director may be vacated if: (a) he gives notice in writing to the Company that he resigns the office of director; or (b) he is prohibited by the law of the Cayman Islands from acting as a director; or (c) he absents himself (without being represented by an alternate director appointed by him) from meetings of directors for a continuous period of six months without consent of the other directors; or; (d) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; (e) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or; (f) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or (g) he only held office as a director for a fixed term and such term expires; or (h) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director).

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Islands Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Islands Companies Act and our Articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Act and our Articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

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Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Islands Companies Act, our Memorandum and Articles (as amended from time to time) may only be amended by special resolution of our shareholders.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has not been a public market for our Ordinary Shares, and a liquid trading market for our Ordinary Shares or the availability of our Ordinary Shares may not develop or be sustained after this Offering. Future sales of substantial amounts of our Ordinary Shares in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Although we intend to reserve the symbol “[●]” with Nasdaq and apply to have our Ordinary Shares approved for listing on Nasdaq under that symbol, we cannot assure you that there will be an active public market for our Ordinary Shares.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 50,000,000 Ordinary Shares, par value US$0.001 per share, 40,000,000 Ordinary Shares are issued and outstanding. Upon completion of this Offering, [●] Ordinary Shares will be issued and outstanding, assuming an initial public offering price of $[●] per share, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming no exercise by the Representative of its over-allotment option to purchase additional Ordinary Shares and no exercise of the Representative’s Warrants.

Lock-up Agreements

Pursuant to the underwriting agreement in connection with this Offering, we have agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any securities or file any registration statement or amendment or supplement thereto, other than this prospectus, for a period from the date of this prospectus until eighteen (18) months after the closing of this Offering without the prior written consent of the Representative. In addition, our directors and executive officers and substantially all of our shareholders pre-Offering have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our Ordinary Shares or any securities convertible into or exchangeable or exercisable for our Ordinary Shares for a period of six months from the date of this prospectus. After the expiration of the six-month period, the Ordinary Shares held by our directors, executive officers and such shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act, pursuant to another exemption from registration under the Securities Act, or by means of a registered public offering. See “Underwriting — Lock-up Agreements” for more details.

Rule 144

All of our Ordinary Shares outstanding prior to the completion of this Offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately shares immediately after this Offering; or

●	the average weekly trading volume of the Ordinary Shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

●	none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States, and

●	in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

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TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares or Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Beijing DeHeng Law Offices, our PRC counsel. The scope of the opinion issued by Beijing DeHeng Law Offices is on PRC law (excluding Taiwan and the special administrative-regions of Hong Kong and Macau).

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case maybe, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

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People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that our Company is not a PRC resident enterprise for PRC tax purposes. Our Company is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that our Company meets all of the conditions above. Our Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that our Company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the Ordinary Shares. In addition, non-resident enterprise shareholders (including the ordinary shareholders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ordinary shareholders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties.

Provided that our Cayman Islands holding company, our Company, is not deemed to be a PRC resident enterprise, holders of the Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our Ordinary Shares. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. However, sales of Ordinary Shares by investors through a public stock exchange where such shares are acquired on a public stock exchange are currently exempt from these indirect transfer rules under Bulletin 7 and Bulletin 37. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars.

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United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Ordinary Shares by a U.S. Holder (as defined below) that acquires the Ordinary Shares this Offering and holds the Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	holders who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons holding their Ordinary Shares in connection with a trade or business conducted outside the United States;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the Ordinary Shares.

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General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in the Ordinary Shares.

For U.S. federal income tax purposes, a U.S. Holder of Ordinary Shares will generally be treated as the beneficial owner of the Ordinary Shares. The remainder of this discussion assumes that a U.S. Holder of the Ordinary Shares will be treated in this manner.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, including the expected proceeds from this Offering, and projections as to the value of our assets (which are based on the expected market price of the Ordinary Shares immediately following this Offering), we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the Ordinary Shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this Offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because our PFIC status is an annual factual determination, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds the Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the Ordinary Shares.

The discussion below under “ Dividends” and “ Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “ Passive Foreign Investment Company Rules.”

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Dividends

Any cash distributions paid on the Ordinary Shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. We intend to list the Ordinary Shares on the Nasdaq Stock Exchange. Provided that this listing is approved, we believe that the Ordinary Shares will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. Non-corporate U.S. Holders are urged to consult their tax advisors regarding the availability of the lower tax rate for dividends paid with respect to the Ordinary Shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether the Ordinary Shares are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph, provided that certain holding period and other requirements are met and that we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year.

For U.S. foreign tax credit purposes, dividends paid on the Ordinary Shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the Ordinary Shares (see “Taxation — People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and PRC tax were to be imposed on any gain from the disposition of the Ordinary Shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the Ordinary Shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

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Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Ordinary Shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Ordinary Shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We anticipate that the Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the Ordinary Shares if we are or become a PFIC.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

● political and economic stability;

● an effective judicial system;

● a favorable tax system;

● the absence of exchange control or currency restrictions;

● the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

● the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States;

● Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Sichenzia Ross Ference LLP as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

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Ogier has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands in certain circumstances, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained by fraud and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Beijing DeHeng Law Offices, our counsel as to PRC (excluding Taiwan and the special administrative-regions of Hong Kong and Macau) law, has advised us that there is uncertainty as to whether the courts of China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Beijing DeHeng Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provides for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if it decides that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether, and on what basis, a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the Ordinary Shares or Ordinary Shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

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UNDERWRITING

In connection with this Offering, we will enter into an underwriting agreement with Univest Securities, LLC, as the Representative in this Offering. The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this Offering. Subject to certain conditions, we will agree to sell to the underwriters, and the underwriters have severally agreed to purchase, the number of Ordinary Shares provided below opposite their respective names.

Name of Underwriters	Number of Ordinary Shares
Univest Securities. LLC

Total

A copy of the form of underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus is part. The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement will provide that the obligations of the several underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the Representative’s over-allotment option described below.

Over-Allotment Option

We have agreed to grant to the Representative an option to purchase from us up to an additional [●] Ordinary Shares, representing 15% of the Ordinary Shares sold in the Offering, solely to cover over-allotments, if any, at the initial public offering price less the underwriting discounts. The Representative may exercise this option any time during the 45-day period after the closing date of the Offering, but only to cover over-allotments, if any. If this option is exercised in full, the total additional gross proceeds to us will be $[●] and the total net proceeds received from this offering of Ordinary Shares to us will be $[●], after deducting the underwriting discounts and estimated offering expenses payable by us.

Underwriting Discounts and Expenses

We have agreed to pay the Representative an underwriting discount equivalent to seven percent (7%) per Ordinary Share from the initial public offering price. The underwriters have advised us that they propose to offer the Ordinary Shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $[●] per Ordinary Share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $[●] per Ordinary Share to certain brokers and dealers. After this Offering, the initial public offering price, concession, and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The Ordinary Shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us.

	Per Ordinary Share	Total Without Over- Allotment Option
Public Offering price	$	$
Underwriting discount (7%)	$	$
Proceeds, before expenses, to us	$	$

In addition to the cash commission, we will also reimburse the Representative for its non-accountable expenses of one percent (1.0%) of the gross proceeds of the Offering and accountable out-of-pocket expenses not to exceed $250,000. Any expense exceeding $5,000.00 shall be pre-approved in writing by us. We estimate that the total expenses payable by us in connection with the Offering, other than the underwriting fees and commissions, will be approximately $[●]. We have paid $20,000 in accountable expenses to the Representative as of the date hereof, which will be refunded to us to the extent actually not incurred by the Underwriter in accordance with FINRA Rule 5110(f)(2)(C).

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Representative’s Warrants

We have agreed to issue to the Representative, or its designees, and to register herein Ordinary Shares underlying warrants to purchase up to [●] Ordinary Shares (equal to five percent (5%) of the Ordinary Shares sold in this Offering, including any shares issued upon exercise of Representative’s over-allotment option).

The Representative’s Warrants are immediately exercisable and expire five (5) years from the commencement of sales of the Offering. The Representative’s Warrants are exercisable at a per share price of 110% of the initial public offering price of the Ordinary Shares offered hereby and may be exercised on a cashless basis. The Representative’s Warrants and the shares of Ordinary Shares underlying the Representative’s Warrants will be deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The underwriters (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying securities for a period of 180 days from the commencement of sales of this offering, except to any FINRA member participating in the offering, their officers or partners, associated persons or affiliates. The Representative’s Warrants will provide for adjustment in the number and price of such warrants and the Ordinary Shares underlying such warrants in the event of recapitalization, merger, or other structural transaction to prevent mechanical dilution.

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Lock-Up Agreements

In connection with this Offering, we have agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any securities or file any registration statement or amendment or supplement thereto, other than this prospectus, for a period from the date of this prospectus until eighteen (18) months after the closing of this Offering without the prior written consent of the Representative. All of our senior management, directors, and substantially all holders of our outstanding Ordinary Shares (or securities convertible into our Ordinary Shares) have agreed, for a period of six months from the date of this prospectus (the “lock-up period”), subject to certain limited exceptions described below, they will not, directly or indirectly, sell, offer for sale, transfer, distribute, grant any option, right or warrant to purchase, pledge, hypothecate, or otherwise dispose of, directly or indirectly, any of the Ordinary Shares, and securities that are substantially similar to our Ordinary Shares, without the prior written consent of the Representative. These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of the Ordinary Shares or preventing or retarding a decline in the market price of the ordinary shares. As a result, the price of the Ordinary Shares may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Ordinary Shares. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice. Certain limited transfers are permitted during the lock-up period if the transferee agrees to the lock-up restrictions. The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Price Stabilization, Short Positions, and Penalty Bids

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying Ordinary Shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the Ordinary Shares while the offering is in progress.

●	Over-allotment transactions involve sales by the underwriters of Ordinary Shares in excess of the number of Ordinary Shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Ordinary Shares over-allotted by the underwriters is not greater than the number of Ordinary Shares that it may purchase in the over-allotment option. In a naked short position, the number of Ordinary Shares involved is greater than the number of Ordinary Shares in the over-allotment option. The underwriters may close out any covered short position by either exercising an over-allotment option and/or purchasing Ordinary Shares in the open market.

●	Syndicates covering transactions involve purchases of Ordinary Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Ordinary Shares to close out the short position, the underwriters will consider, among other things, the price of Ordinary Shares available for purchase in the open market as compared to the price at which they may purchase Ordinary Shares through the over-allotment option. If the underwriters sell more Ordinary Shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the Ordinary Shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of the Ordinary Shares or preventing or retarding a decline in the market price of the Ordinary Shares. As a result, the price of the Ordinary Shares may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Ordinary Shares. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

The public offering price of the Ordinary Shares we are offering was determined by us in consultation with the underwriters based on discussions with potential investors in light of the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the Offering and such other factors as were deemed relevant.

135

Electronic Offer, Sale and Distribution of Securities.

A prospectus in electronic format may be delivered to potential investors by the underwriters. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained on any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this Offering of our Ordinary Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Application for Nasdaq Listing

We intend to apply  to have our Ordinary Shares approved for listing on the Nasdaq Capital Market under the symbol “[●].” The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Notice to Investors

Notice to Prospective Investors in Hong Kong

The Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Canada

The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

136

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and our Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

Notice to Prospective Investors in Taiwan

The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

137

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this Offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Capital Market Listing Fee	$
FINRA	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses and underwriting fees and commissions will be borne by us.

LEGAL MATTERS

We are being represented by Sichenzia Ross Ference LLP with respect to certain legal matters of U.S. federal securities and New York state law. The validity of the Ordinary Shares offered in this Offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Ogier. Legal matters as to PRC law will be passed upon for us by Beijing DeHeng Law Offices. The scope of the opinion issued by Beijing DeHeng Law Offices is on PRC law (excluding Taiwan and the special administrative-regions of Hong Kong and Macau). Sichenzia Ross Ference LLP may rely upon Ogier with respect to matters governed by Cayman Islands law and Beijing DeHeng Law Offices with respect to matters governed by PRC (excluding Taiwan and the special administrative-regions of Hong Kong and Macau) law. The underwriters are represented by Sullivan & Worcester LLP with respect to certain legal matters as to United States federal securities and New York State law. Sullivan & Worcester LLP may rely upon AllBright Law Offices (Fuzhou) with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements for the years ended December 31, 2022 and 2021, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act. You can read our SEC filings, including the registration statement, free of charge, over the Internet at the SEC’s website at www.sec.gov. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. We also maintain a website at http://www.leizig.com. Upon completion of the offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

138

LEIZIG THERMAL MANAGEMENT CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

To:	The Board of Directors and Shareholders of
Leizig Thermal Management Co., Ltd

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Leizig Thermal Management Co., Ltd and its subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

July 17, 2023

We have served as the Company’s auditor since December 29, 2021.

F-2

LEIZIG THERMAL MANAGEMENT CO., LTD

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2021

(Stated in US Dollars)

	2022	2021
ASSETS

Cash and cash equivalents	$936,257	$663,319
Notes receivable	918,383	281,079
Account receivables, net	2,663,211	4,154,506
Deposits, prepayments and other receivables	162,818	55,611
Inventories	1,241,378	1,792,479
Due from related parties	2,271,173	1,014,693
Total current assets	8,193,220	7,961,687

Plant and equipment, net	256,044	252,988
Intangible assets, net	17,741	23,786
Right-of-use assets, operating leases	128,915	251,462
TOTAL ASSETS	$8,595,920	$8,489,923

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank loans	$1,014,742	$707,684
Accounts payable	547,305	657,932
Due to related parties	346,984	569,829
Receipt in advance	359,327	549,749
Lease liabilities	159,921	115,341
Accruals and other payables	1,443,708	1,497,440
Tax payable	16,022	216,422
Total current liabilities	3,888,009	4,314,397

Bank loans – non-current	625,154	-
Lease liabilities – non-current	63,171	242,020
TOTAL LIABILITIES	$4,576,334	$4,556,417

Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY
Ordinary share, par value US$0.001 per share; 50,000,000 shares authorized; 40,000,000 shares issued and outstanding as of December 31, 2022 and 2021.*	$40,000	$40,000
Additional paid-in capital	156,701	156,701
Retained earnings	3,779,180	3,389,275
Accumulated other comprehensive (loss) income	(73,811)	258,767
Non-controlling interests	117,516	88,763
Total Equity	4,019,586	3,933,506

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,595,920	$8,489,923

* Shares presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these audited consolidated financial statements.

F-3

LEIZIG THERMAL MANAGEMENT CO., LTD

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Stated in US Dollars)

	2022	2021

Revenues	$6,324,924	$8,545,241
Cost of revenues	(3,934,288)	(5,281,226)
Gross profit	2,390,636	3,264,015

Marketing expenses	(215,216)	(552,571)
Research and development expense	(440,627)	(649,772)
General and administrative expenses	(1,469,071)	(1,108,698)
Total operating expenses	(2,124,914)	(2,311,041)

Operating income	265,722	952,974

Other (expenses) income
Other income	324,533	202,604
Other expenses	(150,604)	(191,761)

Total other income	173,929	10,843

Income before taxes	439,651	963,817

Provision for income taxes	(17,176)	(103,128)

Net income	$422,475	$860,689

Less: Net income attributable to non-controlling interest	$32,570	$56,659

Net income attributable to common shareholders	$389,905	$804,030

Other comprehensive income
Foreign currency translation adjustment	(336,395)	100,723
Total comprehensive income	$86,080	$961,412

Less: Comprehensive income attribute to non-controlling interest	$28,753	$56,983

Comprehensive income attribute to common shareholders	$57,327	$904,429

Income per share – Basic and diluted	$0.01	$0.02
Basic and diluted weighted average shares outstanding*	40,000,000	40,000,000

* Shares presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these audited consolidated financial statements.

F-4

LEIZIG THERMAL MANAGEMENT CO., LTD

AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Stated in US Dollars)

					Accumulated
	Number		Additional		Other	Non-
	Of	Ordinary	Paid-in	Retained	Comprehensive	controlling	Total
	Shares*	Shares	Capital	Earning	Income	Interests	Equity

Balance, January 1, 2021	40,000,000	$40,000	$156,701	$2,585,245	$158,368	$31,780	$2,972,094

Net income	-	-	-	804,030	-	56,659	860,689
Foreign currency translation adjustment	-	-	-	-	100,399	324	100,723

Balance, December 31, 2021	40,000,000	$40,000	$156,701	$3,389,275	$258,767	$88,763	$3,933,506

					Accumulated
	Number		Additional		Other	Non-
	Of	Ordinary	Paid-in	Retained	Comprehensive	controlling	Total
	Shares*	Shares	Capital	Earning	Income	Interests	Equity

Balance, January 1, 2022	40,000,000	$40,000	$156,701	$3,389,275	$258,767	$88,763	$3,933,506

Net income	-	-	-	389,905	-	32,570	422,475
Foreign currency translation adjustment	-	-	-	-	(332,578)	(3,817)	(336,395)

Balance, December 31, 2022	40,000,000	$40,000	$156,701	$3,779,180	$(73,811)	$117,516	$4,019,586

* Shares presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these audited consolidated financial statements.

F-5

LEIZIG THERMAL MANAGEMENT CO., LTD

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Stated in US Dollars)

	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$422,475	$860,689
Depreciation and amortization	162,493	148,066
Impairment loss	-	2,775
Expected credit loss allowance	374,231	279,884
Loss on disposal of plant and equipment	14,231	-
Accounts receivables	1,007,229	(2,040,488)
Notes receivable	(859,465)	(11,281)
Deposits, prepayments and other receivables	(116,497)	135,145
Inventories	421,277	444,389
Accounts payable	(60,662)	(489,724)
Accruals and other payables	64,986	543,981
Receipt in advance	(151,145)	391,633
Operating lease liabilities	(109,002)	(93,994)
Tax payable	(188,103)	79,917
Net cash provided by operating activities	982,048	250,992

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(98,503)	(67,628)
Proceeds from disposal of plant and equipment	8,126	-
Net cash used in investing activities	(90,377)	(67,628)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new bank loans	3,046,741	2,015,498
Repayment of bank loans	(2,034,257)	(2,480,613)
(Advances to) repayment from related parties	(1,369,553)	784,541
Repayments to related parties	(182,776)	(154,540)
Net cash (used in) / provided by financing activities	(539,845)	164,886

Net increase in cash and cash equivalents	351,826	348,250
Effect of foreign currency translation on cash and cash equivalents	(78,888)	22,210
Cash and cash equivalents, beginning of year	663,319	292,859
Cash and cash equivalents, end of year	$936,257	$663,319

Supplementary cash flow information:
Taxes paid	$205,279	$23,211
Interest paid	$40,144	$52,220
Listing fee	$377,399	$395,436

The accompanying notes are an integral part of these audited consolidated financial statements.

F-6

LEIZIG THERMAL MANAGEMENT CO., LTD

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Stated in US Dollars)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Leizig Thermal Management Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on May 6, 2022 as an investment holding company. The Company conducts its primary operations through its indirectly wholly owned subsidiaries Guangzhou Moonger Information Technology Co., Ltd (“Moonger”). Moonger, in turn, is a 92.5% equity interest holder in our PRC subsidiary, Guangzhou Leizig Electro-Mechanical Co., Ltd (“Leizig”) and a 100% equity interest holder in our PRC subsidiary, Guangzhou Boring Ape Information Technology Co., Ltd (“GZ Boring Ape”). Leizig is a manufacturer of enclosure climate controls, with a focus on industrial cabinet ventilation, refrigeration, dehumidification, heat exchange, heating, lighting and environmental monitors (the “Hardware”).

Moonger was incorporated in the People’s Republic of China on September 11, 2012 with a registered and paid-in capital of RMB 500,000 (approximately, $72,493). In April 2023, Moonger held a shareholders’ meeting and passed a resolution, agreeing to increase the capital of Moonger to RMB 11,235,955 (approximately, $1,629,060) and in May 2023, Moonger was converted into a Wholly-Foreign Owned Entity (“WFOE”) with the inclusion of a non-PRC shareholder, Leyon Investment (HK) Limited (“Leyon”) as its sole shareholder. Leizig Thermal Management Co., Limited is the parent company of Leyon.

Moonger is, in turn, a 92.5% equity interest holder in Leizig, a Sino-foreign Joint venture with a registered capital of RMB20,000,000 (approximately, $2.9 million) and a paid-in capital of RMB 15,500,000 (approximately, $2.3 million). Moonger is also a 100% equity interest holder in GZ Boring Ape, the PRC subsidiary with a registered capital of RMB10,000,000 (approximately, $1.5 million).

On May 6, 2022, the Company was incorporated in the Cayman Islands with 50,000 authorized ordinary shares with $1 par value. On July 6, 2023, the Company resolved and approved a subdivision of each of the issued and unissued shares with a par value of US$1.00 each in the share capital of the Company into 1,000 shares with a par value of US$0.001 each, and all the subdivided shares be ranked pari passu in all respects with each other, as part of our reorganization (the “Share Subdivision”). Subsequent to the Share Subdivision, the authorized share capital became US$50,000 divided into 50,000,000 Ordinary Shares with a par value of US$0.001 each.

The following is an organization chart of the Company and its subsidiaries:

*Leizig Thermal Management Co. Ltd. is the holding company and registrant.

** Guangzhou Moonger Information Technology Co., Ltd., Guangzhou Leizig Electro-Mechanical Co., Ltd , and Guangzhou Boring Ape Information Technology Co., Ltd. are our operating companies.

F-7

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting

The accompanying audited consolidated financial statements include the accounts of the Company and its subsidiaries (collectively, the “Company”). The Company eliminates all significant intercompany balances and transactions in its audited consolidated financial statements.

Management has prepared the accompanying audited consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Principles of consolidation

The accompanying audited consolidated financial statements reflect the activities of the Company, and each of the following entities:

Name of Company	Place of Incorporation	Attributable equity interest %	Registered capital
Leizig Thermal Management Co., Limited	Cayman Islands	100	$50,000
Leyon Investment (HK) Limited	Hong Kong	100	$1,277
Guangzhou Moonger Information Technology Co., Ltd	PRC	100	$1,629,060
Guangzhou Boring Ape Information Technology Co., Ltd	PRC	100	$1,449,864
Guangzhou Leizig Electro-Mechanical Co., Ltd	PRC	92.5	$2,899,727

Management has eliminated all significant inter-company balances and transactions in preparing the accompanying audited consolidated financial statements.

Use of estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Cash and cash equivalents

The Company considers cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution.

Deposits and prepayments

The Company makes a deposit payment to suppliers for the procurement of products and services. Upon physical receipt and inspection of products or provision of services from suppliers, the applicable amount is recognized from deposits and prepayments to cost of revenues.

F-8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 5%. The estimated useful lives of the plan and equipment are as follows:

Equipment	5-10 years
Furniture and fixtures	3-10 years
Motor vehicles	10 years
Software	10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Accounting for the impairment of long-lived assets

The Company annually reviews its long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs are determined on a first-in, first-out basis. Net realizable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

Lease

Effective January 1, 2019, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

F-9

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Lease (continued)

As of December 31, 2022 and 2021, there were $128,915 and $251,462 right of use (“ROU”) assets and $223,092 and $357,361 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an incremental borrowing rate of the PRC Loan Prime Rate (“LPR”) (interest rate of short-term bank loans as mentioned in note 7) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 4.75%.

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of Accounting Standard Codification 450. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Foreign currency translation

The accompanying audited consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company is Hong Kong dollar (“HK$”), and Renminbi (“RMB”). The assets and liabilities of all the subsidiaries in PRC are translated into $ from RMB at year-end exchange rates. The assets and liabilities of the subsidiary in Hong Kong are translated into $ from HK$ at year-end exchange rates. Their revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	2022	2021
Period-end $: HK$ exchange rate	7.8088	7.7971
Period average $: HK$ exchange rate	7.8305	7.7721
Period-end $: RMB exchange rate	6.8983	6.3588
Period average $: RMB exchange rate	6.7285	6.4500

Adoption of new accounting standard

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”). ASU 2014-09 provides a single comprehensive revenue recognition framework and supersedes almost all existing revenue recognition guidance including industry-specific revenue guidance. Included in the new principle-based revenue recognition model are changes to the basis for determining the timing of revenue recognition. In addition, the standard expands and improves revenue disclosures. The Company adopted the new standard effective January 1, 2020, the first day of the Company’s fiscal year, using the modified retrospective approach. As part of the adoption of this standard, the Company was required to apply the standard to new contracts and those not completed as of the date of adoption.

F-10

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adoption of new accounting standard (continued)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) to replace the incurred loss impairment methodology under U.S. GAAP. This ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which could result in earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model will require the Company to use a forward-looking expected credit loss impairment methodology for the recognition of credit losses for financial instruments at the time the financial asset is originated or acquired, and require a loss be incurred before it is recognized. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The new standard will apply to account receivable, contract assets and other financial instruments. This standard is effective for the Company for its fiscal year beginning after December 15, 2019. Adoption of ASU 2016-13 will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company adopted ASU 326 effective January 1, 2020, the first day of the Company’s fiscal year. The adoption of ASU 326 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Effective January 1, 2019, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customer. To determine revenue recognition for contracts with customers, the Company performs the following five steps:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The Company manufactures and sells enclosure climate controls, with a focus on industrial cabinet ventilation, refrigeration, dehumidification, heat exchange, heating, lighting and environmental monitors, to customers.

The Company enters into contracts, in which includes determining the transaction price of the performance obligation, with their customers to provide enclosure climate controls products. All of the Company’s contracts have single performance obligation as the promise is to transfer the products to customers, and there are no other separately identifiable promises in the contracts. The Company allocates the transaction price to each distinct product based on their relative standalone selling price. The Company recognizes revenue when it transfers its goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company recognized revenue at a point in time when the control of the products has been transferred, usually when the customer accepts the products. The Company has discretion in setting the price for its customers and is responsible for fulfilling the promise to provide customers with the specified products. The Company also has control over the products that are sold to customers before the products are transferred to the customers, in which the Company also subjects to inventory risk. Accordingly, revenue is reported gross, as principal, as the performance obligation is delivered.

F-11

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

The Company analyzed historical refund claims for defective products and concluded that they have been immaterial.

The Company does not provide other credits or sales incentives to customers. Revenue is reported net of value added tax (“VAT”), business tax and surcharges collected on behalf of tax authorities in respect of product sales.

The Company does not believe that its contracts include a significant financing component because the period between delivery of the products to the customers and the time of payment do not typically exceed one year.

Accounts receivable, net

Accounts receivable, net includes amounts billed under the contract terms. The amounts are stated at their net realizable value. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Expected credit loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective January 1, 2020, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred or allocated to wages as part of cost of revenues.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

F-12

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expense. All of the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal year for tax purpose in PRC is December 31.

The Company and its subsidiaries are not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of PRC will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

Comprehensive Income (Loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Earnings Per Share

The Company computes earnings per share (“EPS”) following ASC Topic 260, “Earnings per share.” Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended December 31, 2022 and 2021.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

F-13

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the audited consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815.

Recent accounting pronouncements

Goodwill

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates Step 2 of the goodwill impairment test, which required a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which the reporting unit’s carrying amount exceeds its fair value, limited to the carrying amount of the goodwill. ASU 2017-04 is effective for us beginning January 1, 2022. The Company does not expect the impact of this ASU to be material to its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds, and modifies certain disclosure requirements for fair value measurements under ASC 820. This ASU is to be applied on a prospective basis for certain modified or new disclosure requirements, and all other amendments in the standard are to be applied on a retrospective basis. The new standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. The Company adopted Topic 820 on January 1, 2020. The Company does not expect the impact of this ASU to be material to its consolidated financial statements.

F-14

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company does not expect the impact of this ASU to be material to its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s audited consolidated balance sheets, statement of operations and comprehensive loss and statement of cash flows.

NOTE 3 – NOTES RECEIVABLE

	December 31,
	2022	2021

Bank notes receivable	$567,359	$170,955
Commercial notes receivable	530,045	110,084
Notes receivable	1,097,404	281,079
Less: allowance for expected credit loss	(179,021)	-
	$918,383	$281,079

The movement of allowances for expected credit loss is as follow:

	December 31,
	2022	2021

Balance at beginning of the year	$-	$-
Provision	(183,539)	-
Foreign currency translation adjustment	4,518	-
Ending balance	$(179,021)	$-

Bank notes and commercial notes are means of payment from customers for the purchase of the Company’s products and are issued by financial institutions or business entities, respectively, that entitle the Company to receive the full nominal amount from the issuers at maturity, which bear no interest and generally range from three months to one year from the date of issuance. The Company expects to collect notes receivable in August 2023.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	December 31,
	2022	2021

Accounts receivable	$3,243,446	$4,584,441
Less: allowance for expected credit loss	(580,235)	(429,935)
	$2,663,211	$4,154,506

F-15

NOTE 4 – ACCOUNTS RECEIVABLE, NET (CONTINUED)

The movement of allowances for expected credit loss is as follow:

	December 31,
	2022	2021

Balance at beginning of the year	$(429,935)	$(142,342)
Provision	(188,567)	(279,798)
Foreign currency translation adjustment	38,267	(7,795)
Ending balance	$(580,235)	$(429,935)

NOTE 5 – DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES, NET

Deposits, prepayments and other receivables consist of the following:

	December 31,
	2022	2021

Deposits, prepayments and other receivables	$165,102	$55,841
Less: allowance for expected credit loss	(2,284)	(230)
	$162,818	$55,611

The movement of allowances for expected credit loss is as follow:

	December 31,
	2022	2021

Balance at beginning of the year	$(230)	$(140)
Provision	(2,125)	(86)
Foreign currency translation adjustment	71	(4)
Ending balance	$(2,284)	$(230)

NOTE 6 – INVENTORIES

Inventories consist of the following:

	December 31,
	2022	2021
At cost:
Raw materials	$957,531	$1,249,320
Work in progress	56,380	223,464
Finished goods	312,741	414,729
	1,326,652	1,887,513
Less: impairment loss	(85,274)	(95,034)
Total	$1,241,378	$1,792,479

The movement of impairment loss is as follow:

	December 31,
	2022	2021

Balance at beginning of the year	$(95,034)	$(89,834)
Provision	-	(2,775)
Foreign currency translation adjustment	9,760	(2,425)
Ending balance	$(85,274)	$(95,034)

F-16

NOTE 7 – PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	December 31,
	2022	2021
At cost:
Equipment	$453,002	$492,084
Furniture and fixtures	42,292	61,281
Motor vehicles	144,925	100,980
	640,220	654,345
Less: accumulated depreciation	(384,176)	(401,357)
Total	$256,044	$252,988

Depreciation expense for the years ended December 31, 2022 and 2021 was $52,728 and $53,328, respectively.

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible asset, net consists of the following:

	December 31,
	2022	2021
At cost:
Software platform	$41,090	$44,576
Less: accumulated amortization	(23,349)	(20,790)
Total	$17,741	$23,786

Amortization expense for the years ended December 31, 2022 and 2021 was $4,289 and $4,474, respectively.

NOTE 9 – DEFERRED TAX ASSETS

	December 31,
	2022	2021
Deferred tax assets:
Depreciation and amortization of property, plant and equipment	$672	$8,355
Impairment loss	21,319	23,759
Expected credit loss allowance	190,385	107,541
Total deferred tax assets	212,376	139,655
Less: Valuation allowance	(212,376)	(139,655)
Total deferred tax assets, net	$-	$-

As of December 31, 2022 and 2021, in the opinion of the management, it is more likely than not that all of the deferred tax assets will not be realized. Thus, the Company provided a 100% valuation allowance to reduce the total deferred tax asset. Management reviews this valuation allowance periodically and will make adjustments as warranted.

F-17

NOTE 10 – LEASES

The Company has various operating leases for office space. On January 1, 2019, the Company adopted Leases (Topic 842), using the modified-retrospective approach, and as a result recognized a right-of-use asset of $440,116 at the date of adoption, and a lease liability of $514,075. No cumulative-effect adjustment to retained earnings was required upon adoption of Topic 842. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the PRC Loan Prime Rate (“LPR”) (interest rate of short-term bank loans as mentioned in note 10) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 4.75%.

As of December 31, 2022 and 2021, the right-of-use assets totaled $128,915, and $251,462, respectively.

As of December 31, 2022 and 2021, lease liabilities consist of the following:

	December 31,
	2022	2021

Lease liabilities - current portion	$159,921	$115,341
Lease liabilities - non-current portion	63,171	242,020
Total	$223,092	$357,361

During the years ended December 31, 2022 and 2021, the Company incurred total operating lease expenses of $124,497 and $126,802 respectively.

Other lease information is as follows:

	December 31,
	2022	2021

Weighted-average remaining lease term - operating leases	1.5 years	2.5 years
Weighted-average discount rate - operating leases	4.75%	4.75%

The following is a schedule of future minimum payments under operating leases as of December 31:

December 31,

2023	$167,288
2024	63,784
Total lease payments	231,072
Less: imputed interest	(7,980)
Total operating lease liabilities, net of interest	$223,092

F-18

NOTE 11 – BANK LOANS

Bank loans consist of the following:

Credit agreement entered date	Provider	Facilities	Interest rate	Limits	Utilized as of December 31,
					2022	2021
August 18, 2021	Industrial and Commercial Bank of China (“ICBC”)	Short-term loan	Loan Prime Rate(“LPR”)+0.8%		-	471,789
August 18, 2021	ICBC	Short-term loan	LPR+0.6%		-	157,263
August 19, 2021	ICBC	Short-term loan	LPR+0.6%		-	78,632
March 15, 2022	Bank of China(“BOC”)	Motor vehicle mortgage loan	Fixed interest rate 8%		45,300	-
September 21, 2022	BOC	Revolving overdraft	LPR+0.4%	724,816	724,816	-
December 12,2022	ICBC	Short-term loan	LPR+0.8%		217,445	-
December 13,2022	ICBC	Short-term loan	LPR+0.8%		217,445	-
December 14,2022	ICBC	Short-term loan	LPR+0.6%		217,445	-
December 26,2022	ICBC	Short-term loan	LPR+0.6%		217,445	-

The bank loans were primarily obtained for general working capital.

As of December 31, 2022 and 2021, the Company’s bank loans contain a repayment on demand clause that provides the bank with an unconditional right to demand repayment at any time at its own discretion. Due to the repayment on demand clause, such amount of bank loans were classified as current liabilities. The motor vehicle loan was secured by a limited guarantee provided by the Automobile Sales Service company. The revolving overdraft was secured by suretyship with joint and several liability guarantee provided by two of the directors of the Company and a related party, and a pledge of intellectual property rights of the company. The amounts due are based on scheduled repayment dates set out in the loan agreements and the subsequently revised repayment schedules. The motor vehicle loan carried fixed interest 8% per annum, the remaining short-term bank loans and overdrafts carried variable interest at Loan Prime Rate plus 0.4% to 0.8% per annum.

The effective interest rate for the years ended December 31, 2022 and 2021 for the Company’s bank loans were 4.05% to 8% per annum. All the Company’s bank loans are repayable on demand or with their respective last instalment repayable in January 2023, February 2023, May 2023, June 2023, March 2024 and May 2025.

Interest expense on the bank loans totaled $40,144 and $52,220 during the years ended December 31, 2022 and 2021, respectively.

NOTE 12 – EQUITY

The equity of the Company as of December 31, 2022 and 2021 represents 50,000,000 ordinary shares amounting to $50,000.

F-19

NOTE 13 – EMPLOYEE BENEFIT PLANS

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries.

NOTE 14 – PROVISION FOR INCOME TAXES

Corporation Income Tax (“CIT”)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Leyon is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2019/2020. Leyon did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Leyon is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company’s PRC operating subsidiaries, Moonger, GZ Boring Ape and Leizig are governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rate on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to an income tax rate of 25% after appropriate tax adjustments.

	December 31,
	2022	2021

Income before tax	$439,651	$963,817

PRC Statutory Tax at 25% Rate	109,913	240,955
Tax effect on non-assessable income	(4,922)	(43,882)
Tax effect on non-deductible expenses	96,804	77,430
Tax effect on tax losses not recognized	165,878	144,358
Tax effect on unrecognised temporary difference	(16,467)	75,053
Tax effect on utilization of tax losses	(108,567)	(188,864)
Tax effect on tax benefits	(225,463)	(201,922)
Income tax	$17,176	$103,128

F-20

NOTE 14 – PROVISION FOR INCOME TAXES (CONTINUED)

The Company’s effective tax rate was as follows as of December 31, 2022 and 2021:

	December 31,
	2022	2021

Statutory rates in HK SAR	16.5%	16.5%
Statutory rates in PRC	25.0%	25.0%
Tax effect of income not taxable in HK SAR	(16.5)%	(16.5)%
Tax effect of income not taxable in PRC	(21.1)%	(14.3)%
The Company’s effective tax rate	3.9%	10.7%

NOTE 15 – CONCENTRATIONS OF RISK

Customers Concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s revenues as of December 31, 2022 and 2021.

	For the years ended
Customers	December 31, 2022		December 31, 2021
	Amount $	%	Amount $	%
A	793,534	13	872,204	10
B	465,940	7	-	-
C	319,644	5	473,249	6
D	275,681	4	441,493	5
E	244,739	4	-	-
F	-	-	929,048	11
G	-	-	714,392	8

The following table sets forth information as to each customer that accounted for top 5 of the Company’s accounts receivable as of December 31, 2022 and 2021.

	For the years ended
Customers	December 31, 2022		December 31, 2021
	Amount $	%	Amount $	%
A	829,829	26	1,242,216	27
B	499,058	15	717,085	16
C	347,124	11	-	-
D	254,577	8	401,988	9
E	194,720	6	478,589	10
F	-	-	341,965	7

F-21

NOTE 15 – CONCENTRATIONS OF RISK (CONTINUED)

Suppliers Concentrations

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s purchase as of December 31, 2022 and 2021.

	For the years ended
Suppliers	December 31, 2022		December 31, 2021
	Amount $	%	Amount $	%
A	187,906	7	-	-
B	166,661	6	-	-
C	166,115	6	-	-
D	164,078	6	-	-
E	149,471	6	691,405	19
F	-	-	263,257	7
G	-	-	186,326	5
H	-	-	163,404	4
I	-	-	125,149	3

NOTE 16 – DISAGGREGATED REVENUES AND COSTS OF REVENUES

The Company’s products fall into the following broad categories:

	December 31,
Total revenues as of	2022	2021
Encloser Cooler	$3,325,028	$3,480,807
Heat Exchanger	1,046,267	2,991,234
Enclosure Ventilation	1,356,160	1,378,020
Cabinet Heater	178,477	259,209
Enclosure Lights and Monitor	418,992	435,971
Total revenues	$6,324,924	$8,545,241

	December 31,
Total cost of revenues as of	2022	2021
Encloser Cooler	$2,304,709	$2,133,327
Heat Exchanger	555,114	1,834,354
Enclosure Ventilation	761,798	931,963
Cabinet Heater	82,975	126,872
Enclosure Lights and Monitor	229,692	254,710
Total cost of revenues	$3,934,288	$5,281,226

F-22

NOTE 17 – RISKS

A.	Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the year ended December 31, 2022 is $2,663,211.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other receivables as of December 31, 2022 and 2021 is $2,054 and $90, respectively.

B.	Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates line of credit, short-term bank loans and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the years ended December 31, 2022 and 2021 would have increased or decreased by approximately $11,750 and $9,302, respectively.

F-23

NOTE 17 – RISKS (CONTINUED)

C.

Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in RMB which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

D.	Economic and political risks

The Company’s operations are mainly conducted in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in the PRC.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

E.	Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 18 – RELATED PARTY TRANSACTIONS

The summary of amount due from and due to related parties as the following:

		December 31,
		2022	2021
Due from related parties consist of the following:
Mr. Bin Lin	Due from director	$1,322,751	$-
Leizig (Guangdong) Thermoelectric Technologies Co., Ltd.	Other receivables	948,422	1,014,693
		$2,271,173	$1,014,693
Due to related parties consist of the following:
Mr. Bin Lin	Due to director	$-	$(316,535)
Mr. Shiqiang Zhang	Due to director	(68,133)	(16,950 ）
Leizig (Guangdong) Thermoelectric Technologies Co., Ltd.	Account payables	(278,851)	(236,344)
		$(346,984)	$(569,829)

F-24

NOTE 18 – RELATED PARTY TRANSACTIONS (CONTINUED)

In addition to the transactions and balances detailed elsewhere in these audited consolidated financial statements, the Company had the following transactions with related parties:

	December 31,
	2022	2021
Purchases from a related party	$149,471	$691,405

As of December 31, 2022, the amount due from Mr. Lin, one of the directors of the Company, is $1,322,751 and unsecured, interest-free and repayable on demand. As of December 31 2021, the amount due to Mr. Lin is $316,535 and unsecured, interest free and have no fixed terms of repayment.

As of December 31, 2022 and 2021, the amount due to Mr. Zhang, one of the directors of the Company, are $68,133 and $16,950, respectively, and are unsecured, interest free and have no fixed terms of repayment.

Leizig (Guangdong) Thermoelectric Technologies Co., Ltd (“Leizig Thermoelectric”) is a company incorporated in PRC with limited liabilities and controlled by Mr. Lin. As of December 31, 2022 and 2021, the other receivables due from Leizig Thermoelectric amounting to $948,422 and $1,014,693 respectively are unsecured, interest free and repayable on demand. As of December 31, 2022 and 2021, the account payables due to Leizig Thermoelectric amounting to $278,851 and $236,344 respectively are arising form purchases transaction of $149,471 and $691,405 for the year ended December 31, 2022 and 2021, respectively. As of June 30, 2023, the other receivables due from Leizig Thermoelectric amounting to $948,422 are received.

NOTE 19 – Impact of COVID-19

The Coronavirus Disease 2019 (“COVID-19”) pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains, and created significant volatility and disruption of financial markets. We have experienced some resulting disruptions to our business operations, and we expect the COVID-19 pandemic could have a material adverse impact on our business and financial performance.

Due to ongoing recession caused by the COVID-19 Pandemic, the Company’s business is likely to be adversely impacted. The effects of recession can also increase economic instability with our vendors and customers.

NOTE 20 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to December 31, 2022 to the date of July 17, 2023, these audited consolidated financial statements were issued, and has determined that it does not have any material events to disclose.

F-25

LEIZIG THERMAL MANAGEMENT CO., LTD.

PROSPECTUS

The date of this prospectus is _____________, 2023.

Until [●], 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Ordinary Shares, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part, or in which he or she is acquitted or in connection with any application in which relief is granted to him or her by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the registrant.

Under the form of indemnification agreements to be filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the registrant has issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances to private placement investors was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Number of Securities	Consideration	Underwriting Discount and Commission
Ogier Global Subscriber (Cayman) Limited	May 6, 2022	1 Ordinary Share of US$1.00 par value each	Nominal consideration	n/a
Leizig Investment Limited	May 18, 2022	49,999 Ordinary Shares of US$1.00 par value each	Nominal consideration	n/a
Bravo Future Ltd	July 6, 2023	40,000 Ordinary Shares of par value of US$0.001 each	Nominal consideration	n/a

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a)	Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

II-1

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

II-2

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1	Memorandum and Articles of Association of the Registrant

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately upon the effective time of this registration statement

4.1*	Registrant’s Specimen Certificate for Ordinary Shares

4.2*	Form of the Representative’s Warrants

5.1*	Opinion of Ogier regarding the validity of the ordinary shares being registered and certain other legal matters

8.1*	Opinion of Ogier regarding certain Cayman Islands tax matters

8.2*	Opinion of Beijing DeHeng Law Offices regarding certain PRC tax matters

10.1	English Translation of the Framework Procurement Contract with Mingyang Smart Energy Group Co., Ltd

10.2	English Translation of the Purchasing Contract with Xiangtan Electric Manufacturing Co., Ltd dated August 10, 2020

10.3	English Translation of the Plant Lease Contract dated May 1, 2023

10.4	English Translation of the Guangzhou House Lease Contract dated May 23, 2023

10.5	Director Service Agreement with Mr. Hon Kee Lau dated June 22, 2023

10.6	Director Service Agreement with Mr. Wai Tung Man dated June 16, 2023

10.7	Director Service Agreement with Ms. Ping Wu dated June 16, 2023

10.8	English Translation of the Labor Contract with Bin Lin dated April 1, 2018

10.9	English Translation of the Labor Contract with Chunyan Wei dated April 10, 2023

10.10*	Form of Indemnification Agreement between the Registrant and each of its directors and executive directors

10.11*	Form of Lock-up Agreement

21.1*	List of Subsidiaries of the Registrant

23.1	Consent of WWC, P.C.

23.2*	Consent of Ogier

23.3*	Consent of Beijing DeHeng Law Offices

24.1*	Powers of Attorney (included on signature page in Part II of the registration statement)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Beijing DeHeng Law Offices regarding certain PRC law matters

99.3	Consent of Keith Hon Kee Lau

99.4	Consent of Ping Wu

99.5	Consent of Wai Tung Man

107*	Filing Fee Table

*	To be filed by amendment.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in People’s Republic of China, on September 28, 2023.

Leizig Thermal Management Co., Ltd.

By:
Bin Lin
Chief Executive Officer
(Principal Executive Officer)

Chunyan Wei
Chief Financial Officer
Principal Accounting and Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Bin Lin as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

	Chief Executive Officer	September 28, 2023
Name: Bin Lin	(Principal Executive Officer)

	Chief Financial Officer	September 28, 2023
Name: Chunyan Wei	(Principal Accounting and Financial Officer)

	Chairman and Director	September 28, 2023
Name: Bin Lin

	Director	September 28, 2023
Name: Keith Hon Kee Lau

	Director	September 28, 2023
Name: Ping Wu

	Director	September 28, 2023
Name: Wai Tung Man

II-4

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on September 28, 2023.

By:
Name:
Title:

II-5